19

05012518

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amsteel Corp. Berhad

*CURRENT ADDRESS

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3318 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/12/05

AMSTEEL CORPORATION BERHAD

A Member of The Lion Group (20667-M)

ARLS
6-30-05

Laporan Tahunan
2005
Annual Report

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in AMSTEEL CORPORATION BERHAD, you should at once hand this Circular to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice convening the Thirtieth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 12.15 pm is set out in the 2005 Annual Report of the Company. Shareholders are advised to refer to the Notice of the Thirtieth Annual General Meeting and the Form of Proxy which are enclosed in the 2005 Annual Report.

The last date and time for the lodging of the Form of Proxy is 12 November 2005 at 12.15 pm.

This Circular is dated 20 October 2005

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"Amsteel" or "the Company"	:	Amsteel Corporation Berhad
"Amsteel Group" or "the Group"	:	Amsteel and its subsidiary companies
"ACB"	:	Amalgamated Containers Berhad, a company in which Amsteel is a major shareholder deemed interested in 28.93% equity interest
"ACB Group"	:	ACB and its subsidiary and associated companies
"Act"	:	The Companies Act, 1965
"AGM"	:	Annual General Meeting
"Bursa Securities"	:	Bursa Malaysia Securities Berhad
"Directors"	:	The board of directors of Amsteel
"director"	:	Shall be as defined in Chapter 10 of the Listing Requirements and reproduced herein in paragraph 2.2
"LCB"	:	Lion Corporation Berhad, a major shareholder of Amsteel deemed interested in 44.67% equity interest in Amsteel by virtue of its direct and indirect shareholding
"LCB Group"	:	LCB and its subsidiary and associated companies
"LDHB"	:	Lion Diversified Holdings Berhad, a major shareholder of Amsteel deemed interested in 44.67% equity interest in Amsteel by virtue of its direct and indirect shareholding
"LDHB Group"	:	LDHB and its subsidiary and associated companies
"LDP"	:	Lion Development (Penang) Sdn Bhd, a major shareholder of Amsteel deemed interested in 44.67% equity interest in Amsteel by virtue of its indirect shareholding
"LDP Group"	:	LDP and its subsidiary and associated companies

"LFIB"	:	Lion Forest Industries Berhad, an 81.02% owned subsidiary company of LICB
"LFIB Group"	:	LFIB and its subsidiary and associated companies
"LHSB"	:	Lion Holdings Sdn Bhd
"LHSB Group"	:	LHSB and its subsidiary and associated companies
"LICB"	:	Lion Industries Corporation Berhad, a major shareholder of Amsteel deemed interested in 44.67% equity interest in Amsteel by virtue of its direct and indirect shareholding
"LICB Group"	:	LICB and its subsidiary and associated companies excluding its public listed subsidiary, LFIB and its subsidiary and associated companies
"Listing Requirements"	:	The Listing Requirements of Bursa Securities
"major shareholder"	:	Shall be as defined in Chapters 1 and 10 of the Listing Requirements and reproduced herein in paragraph 2.2
"person connected"	:	Shall be as defined in Chapter 1 of the Listing Requirements and reproduced herein in paragraph 2.2
"Proposed Renewal of Shareholders' Mandate"	:	Proposed renewal of the 2005 Shareholders' Mandate for the Recurrent Transactions as set out herein in Table 1 of paragraph 3.3
"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations more particularly described herein in paragraph 3.3 which the Amsteel Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" or "person connected" with such director or major shareholder of Amsteel or of its subsidiaries or its holding company or a subsidiary of its holding company
"related party"	:	Shall be as defined in Chapter 1 of the Listing Requirements and reproduced herein in paragraph 2.2
"related party transaction"	:	Shall be as defined in Chapter 10 of the Listing Requirements and reproduced herein in paragraph 2.2
"SCB"	:	Silverstone Corporation Berhad, an associated company of Amsteel in which Amsteel is deemed interested in 47.82% equity interest by virtue of its direct and indirect shareholding
"SCB Group"	:	SCB and its subsidiary and associated companies

"Secom"	:	Secom Co Ltd
"Secom Group"	:	Secom and its subsidiary and associated companies
"Sims"	:	Sims Holdings Sdn Bhd
"Sims Group"	:	Sims and its subsidiary and associated companies
"2005 Shareholders' Mandate"	:	The Shareholders' Mandate obtained on 22 November 2004 for the Amsteel Group to enter into recurrent related party transactions

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

20 October 2005

Directors:

Jen (B) Tan Sri Dato' Zain Mahmud Hashim *(Non-Independent Non-Executive Chairman)*
Ong Kek Seng *(Managing Director, Non-Independent Executive Director)*
Tan Sri William H.J. Cheng *(Non-Independent Non-Executive Director)*
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim *(Independent Non-Executive Director)*
Munajat bin Idris *(Independent Non-Executive Director)*
M. Chareon Sae Tang @ Tan Whye Aun *(Non-Independent Non-Executive Director)*
Tan Siak Tee *(Independent Non-Executive Director)*

To: **The Shareholders of Amsteel Corporation Berhad**

Dear Sir/Madam

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 22 November 2004, the Company obtained the 2005 Shareholders' Mandate for recurrent related party transactions at the Twenty-Ninth AGM in accordance with Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements.

The 2005 Shareholders' Mandate shall expire at the conclusion of the forthcoming Thirtieth AGM of the Company ("30th AGM") unless it is renewed.

On 16 August 2005, the Directors announced that the Company proposes to seek a renewal of the 2005 Shareholders' Mandate from its shareholders at the forthcoming 30th AGM.

The purpose of this Circular is to provide information relating to the Proposed Renewal of Shareholders' Mandate and to seek your approval on the ordinary resolution to be tabled as special business at the 30th AGM to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 12.15 pm.

Disclosure has been made in the 2005 Annual Report of the Company of the breakdown of the aggregate value of transactions conducted pursuant to the 2005 Shareholders' Mandate during the financial year ended 30 June 2005, which amongst others, is based on the following information:

(a) the type of recurrent related party transactions made; and

(b) the names of the related parties involved in each type of recurrent related party transactions made and their relationship with Amsteel.

2. DETAILS OF THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements and Paragraph 4.14 of Practice Note No. 12/2001 in relation to the Recurrent Transactions

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements, a listed issuer may seek its shareholders' mandate with regard to recurrent related party transactions which are necessary for the listed issuer's day-to-day operations such as supplies of materials entered into by the listed issuer and/or its subsidiaries subject to the following:

(a) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D of the Listing Requirements. The draft circular must be submitted to Bursa Securities together with a checklist showing compliance with Part B of Appendix 10D of the Listing Requirements; and

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between Amsteel (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E, of paragraph 10.09 of Chapter 10 of the Listing Requirements.

Paragraph 4.1.4 of Practice Note No. 12/2001 further states that a shareholders' mandate is subject to annual renewal and any authority conferred by a shareholders' mandate shall continue to be in force only until:

(a) the conclusion of the first AGM of the listed issuer following the general meeting at which such shareholders' mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after that date is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

Accordingly, the Company proposes to seek a renewal of the 2005 Shareholders' Mandate from its shareholders for the Amsteel Group to enter into transactions with the Related Parties which are of a revenue or trading nature and necessary for its day-to-day operations, on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the minority shareholders.

The Proposed Renewal of Shareholders' Mandate, if approved, will take effect from the date of the passing of the ordinary resolution relating thereto at the 30th AGM and will continue to be in force until the conclusion of the next AGM of the Company or until the expiration of the period within which the next AGM is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act) unless revoked or varied by the Company in a general meeting, whichever is the earlier.

2.2 Definitions

The definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" under the Listing Requirements are as follows:

- director
  - shall have the meaning given in Section 4 of the Act and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

(a) a member of the director's or major shareholder's family, which "family" shall have the meaning given in Section 122A of the Act;

(b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interest, direct or indirect, of a related party.

3. DETAILS OF RECURRENT TRANSACTIONS

3.1 Background

Amsteel is primarily an investment holding company. Amsteel and its subsidiaries are principally engaged in the business of:

(a) Property - real estate and property developer, and property management.

(b) Others - provision of transportation and forwarding services, plantation, provision of security services and security communication equipment, steel related products and hotel operators and related services.

Due to the diversity and size of the Group, it is anticipated that the Group would, in the ordinary course of business, enter into the Recurrent Transactions with classes of Related Parties set out in paragraph 3.2. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions are described in paragraph 3.3.

The Directors are seeking a renewal of the 2005 Shareholders' Mandate to allow the Group, in its normal course of business, to enter into categories of recurrent related party transactions referred to in paragraph 3.3 with the classes of related parties set out in paragraph 3.2 provided such transactions are made on an arm's length basis and on normal commercial terms of the Group and are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements to be dealt with at the 30th AGM are as set out in paragraph 3.3.

3.2 Classes of Related Parties

The Proposed Renewal of Shareholders' Mandate will apply to the following classes of related parties:

Related Parties	Note
LCB Group	*i, iii*
SCB Group	*i, iii*
LFIB Group	*i, iii*
LICB Group	*i, iii*
LDHB Group	*i, iii*
ACB Group	*i, iii*
LHSB Group	*i*
LDP Group	*i, iii(b)*
Sims Group	*i*
C. S. Tang & Co	*ii*
Secom Group	iv

The abovementioned corporations are Related Parties as they are persons connected (as indicated by the respective Note) with:

Notes:

(i) *Tan Sri William H.J. Cheng (a director and major shareholder of Amsteel) and Datuk Cheng Yong Kim (a major shareholder of Amsteel) who each has a direct interest, and/or indirect interest held via corporations in which Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim each has more than 15% shareholding as set out in Appendix II of this Circular.*

(ii) *Mr M. Chareon Sae Tang (a director of Amsteel) who is the sole proprietor of C.S. Tang & Co, a law firm.*

(iii) *the following major shareholders of Amsteel who each has a direct interest, and/or indirect interest held via corporations in which they each has more than 15% shareholding as set out in Appendix II of this Circular:*

(a) *LCB*
(b) *LDP*
(c) *LICB*
(d) *LDHB*

(iv) *Secom (Malaysia) Sdn Bhd, a subsidiary of Amsteel wherein Secom owns 30% equity interest.*

The direct and indirect interests of the interested directors and/or interested major shareholders in Amsteel (hereinafter referred to as "Interested Directors" and "Interested Major Shareholders" respectively) as at 30 September 2005 are as follows:

Name	**<---------------------Shareholding--------------------->**			
	Direct	**%**	**Indirect**	**%**
Interested Directors				
Jen (B) Tan Sri Dato' Zain Mahmud Hashim[(1)]	-	-	35,000[(a)]	-
Ong Kek Seng[(2)]	-	-	-	-
Tan Sri William H.J. Cheng ("TSWC")	-	-	629,041,722[(b)]	47.25
M Chareon Sae Tang[(3)]	-	-	-	-
Interested Major Shareholders				
Datuk Cheng Yong Kim	87,000	0.01	595,029,117[(c)]	44.70
LCB	508,151,444	38.17	86,538,473[(d)]	6.50
LDP	-	-	594,689,917[(e)]	44.67
LICB	38,781,283	2.91	555,908,634[(f)]	41.76
LDHB	3,318,501	0.25	591,371,416[(g)]	44.42

Notes:

(Direct; Indirect)- represents interest of the companies concerned in Amsteel

(1) *Jen (B) Tan Sri Dato' Zain Mahmud Hashim is the Chairman and an employee of Amsteel, a company in which TSWC has a substantial interest and is therefore deemed to be a person connected to TSWC. Tan Sri Zain is also a director of LFIB and the Chairman of ACB.*

(2) *Ong Kek Seng is the Managing Director and an employee of Amsteel, a company in which TSWC has a substantial interest and is therefore deemed to be a person connected to TSWC.*

(3) *M Chareon Sae Tang is the sole proprietor of C.S. Tang & Co, a Related Party as defined in note (ii) of paragraph 3.2.*

(a) *Options granted pursuant to the Amsteel's Executive Share Option Scheme.*

(b) *Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investment Pte Ltd (Direct-0.03%; Indirect-Nil), LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), SCB (Direct-2.56%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(c) *Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investment Pte Ltd (Direct-0.03%; Indirect-Nil), LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(d) *Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(e) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(f) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(g) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).*

3.3 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Renewal of Shareholders' Mandate and the benefits to be derived from them are transactions by the Group relating to the provision of, or obtaining from, the Related Parties, products and services in the normal course of business of the Group comprising the following transactions:

Nature of Recurrent Transactions	Estimated Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
Plantation and agricultural products			
(i) Provision of landscaping projects/services	3,000	LDP Group	1,197
Retail and distribution			
(i) Purchase of lubricating oil and petroleum products (including lubricants for motor vehicles and motorcycles, industrial lubricants, diesel and fuel oil)	100	LFIB Group	53
(ii) Purchase of consumable products	500	LFIB Group	-
Property			
(i) Provision and obtaining of rental of premises[3]	120 1,500 100 1,000 20 50 1,000 3,790	LCB Group LDHB Group Sims Group LICB Group SCB Group LFIB Group ACB Group	56 1,207 - 973 20 12 700 2,968
(ii) Sales commission payable/ paid and sharing of charges on sale of bungalow lots	3,000	LHSB Group	606
(iii) Billing for construction and related work performed	10,000	LICB Group	-
Other general transactions			
(i) Sale of tools, dies and spare parts	100 8,000 8,000 500 500 500 17,600	SCB Group LICB Group LCB Group LFIB Group ACB Group Sims Group	22 5,032 4,953 201 188 205 10,601

Nature of Recurrent Transactions		Estimated Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
(ii)	Provision of transportation and forwarding services	8,000	LICB Group	1,664
		30,000	LCB Group	14,022
		500	Sims Group	-
		38,500		15,686
(iii)a	Obtaining of management support and other related services (including staff training and development, corporate office support and secretarial services)	100	LICB Group	-
		400	LCB Group	-
		100	SCB Group	5
(iii)b	Provision and obtaining of management and support and other related services (including staff training and development, corporate, office support and secretarial services)	100	Amsteel and its subsidiaries (namely Ambang Maju Sdn Bhd, Ayer Keroh Resort Sdn Bhd and Secom (Malaysia) Sdn Bhd)	-
		700		5
(iv)a	Provision of security services and security communication equipment	1,000	LICB Group	224
		500	SCB Group	160
		100	LFIB Group	13
		1,000	LDHB Group	512
		600	LCB Group	484
		100	LHSB Group	20
		50	ACB Group	17
		100	Sims Group	-
(iv)b	Provision and obtaining of security services and communication equipment	200	Amsteel's subsidiaries (namely Secom (Malaysia) Sdn Bhd)	175
		3,650		1,605
(v)	Purchase of SECOM sensors and security alarm control panel	2,500	Secom Group	1,241
(vi)	Sale and purchase of steel and steel related products	300	ACB Group	207
		5,000	LICB	-
		12,000	LCB	-
		17,300		207
(vii)	Obtaining of motor vehicles services	100	SCB Group	-
		100	LCB Group	-
		200		-
(viii)	Purchase of office equipment, furniture and computer	100	LCB Group	10
(ix)	Obtaining of legal services	500	CS Tang & Co	259

Nature of Recurrent Transactions	Estimated Value[1] (RM'000)	Name of Related Party	Actual Value[2] (RM'000)
(x) Purchase of tyres	1,000	SCB Group	568
	1,000	LFIB Group	-
	2,000		568

The actual value of these transactions may vary from the estimated value. Details of actual transactions will be disclosed in the annual report. These transactions will be subject to the review procedures as set out in paragraph 3.4.

Notes:

(1) *Estimated annual value for the period from the shareholders' approval at the forthcoming 30th AGM on the Proposed Renewal of Shareholders' Mandate to the next AGM is based on the aggregate amount over a 12-month period ended 30 June 2005 after taking into consideration the transactions which will be incurred in the foreseeable future.*

(2) *Actual value transacted for the financial year from 1 July 2004 to 30 June 2005.*

(3) *The premises are located at :-*

PREMISES	LOCATION
Wisma Amsteel, Klang	Selangor
Lot 1, Bukit Raja Industrial Estate, Klang	Selangor
Lion Industrial Building	Singapore
Parkson Departmental Store at Sungai Wang Plaza	Kuala Lumpur
Parkson Departmental Store at Subang Parade	Selangor
Parkson Departmental Store at Mahkota Parade	Malacca
Parkson Departmental Store in Kuching	Sarawak
Parkson Departmental Store at Ipoh Parade	Ipoh, Perak
Parkson Departmental Store at Klang Parade	Selangor
Parkson Departmental Store in Miri	Sarawak
Parkson Departmental Store at Suria KLCC	Kuala Lumpur
Parkson Departmental Store at Gurney Plaza	Penang
Parkson Departmental Store at Prangin Mall	Penang
Parkson Departmental Store at Petani Parade	Johore
Parkson Departmental Store in Rawang	Selangor
Parkson Departmental Store at U Parkson	Kuala Lumpur
Parkson Departmental Store at The Mall	Kuala Lumpur
Parkson Departmental Store at OUG Plaza	Kuala Lumpur
Parkson Departmental Store at Seremban Parade	Seremban, Negeri Sembilan
Parkson Departmental Store in Kuantan	Pahang
Parkson Departmental Store in Kajang	Selangor
Parkson Departmental Store at Alamanda Putrajaya	Putrajaya

3.4 Review Procedures for Recurrent Transactions

The Group has established the following methods and procedures to ensure that the Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the Group's usual business practices and policies and are on terms not more favourable to the Related Parties than those extended to third parties/public and are not to the detriment of the minority shareholders:

(a) A list of Related Parties has been circulated within the Amsteel Group and it will be updated for any subsequent changes. The Related Parties have also been notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Equal to or exceeding (per purchase contract or purchase order) (RM)	**But less than (per purchase contract or purchase order) (RM)**	**Authority Levels**
	<1,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
1,000,000	<5,000,000	General Manager + Managing Director/ Executive Director/Director
5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the Amsteel Group to capture all Recurrent Transactions which are entered into pursuant to the Proposed Renewal of Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of the Recurrent Transactions which will be entered into pursuant to the Proposed Renewal of Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor the Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the Group as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee.

(g) The transaction prices, terms and conditions are determined as follows:

i) by the prevailing market forces, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products/services in the market.

ii) on an arm's length basis and on normal commercial terms and on terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transactions.

iii) on competitive commercial terms. The Amsteel Group shall identify various sources of supply to secure at least three quotations which shall be documented in the "Price Comparison Summary cum Approval Form". In the event less than three quotations are available for comparison due to limited sources of supply or potential suppliers unwilling to quote, reference shall be made to published market reports, if available, pertaining to transactions of similar products concluded in other markets.

iv) by evaluating and shortlisting vendors prior to price negotiations by the Purchasing Department, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength

After price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by appropriate authority.

v) where appropriate, by conducting a valuation or appraisal of the market value of a transaction by an independent expert and by obtaining additional quotations from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

vi) when quality, payment and other terms and conditions are equal, by the awarding of an order/contract to the supplier with the lowest negotiated price.

vii) by evaluating the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.5 Rationale for the Proposed Renewal of Shareholders' Mandate and Benefit to the Amsteel Group and its Shareholders

The provision of services, property development and management, trading and distribution businesses in the different sectors described in paragraph 3.1 are the principal businesses of the Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or more of these businesses. It is therefore in the interests of the Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the Group can enjoy synergistic benefits. In addition, the Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The Proposed Renewal of Shareholders' Mandate, if approved by the shareholders, would therefore eliminate the need to make announcements to Bursa Securities or to convene separate general meetings from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise. This will reduce substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the Group.

In relation to the Group's property activities, the time allotted to prepare a tender may not be sufficient to prepare the documents and hold a general meeting to obtain shareholders' approval. Further, if separate shareholders' approval were to be obtained in respect of each and every tender, the detailed information required by the Listing Requirements to be disclosed in a circular to shareholders could be of great value to the Group's competitors and a disadvantage to the Group.

The Proposed Renewal of Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out on an arm's length basis and on the Group's normal commercial terms and that they are not detrimental to the minority shareholders.

3.6 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.4 and is of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. CONDITION OF THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE

The Proposed Renewal of Shareholders' Mandate is subject to the approval of the shareholders at the 30th AGM.

5. FINANCIAL EFFECTS OF THE PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE

The Proposed Renewal of Shareholders' Mandate is not expected to have any effect on the issued and paid-up share capital, earnings and net tangible assets of the Amsteel Group.

6. ABSTENTION FROM VOTING

The Interested Directors have abstained from board deliberation and voting on the resolution on the Proposed Renewal of Shareholders' Mandate. All the Interested Directors, Interested Major Shareholders (as set out in paragraph 3.2) and persons connected with the Interested Directors or Interested Major Shareholders who have any interest, direct or indirect, in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolution relating to the Proposed Renewal of Shareholders' Mandate at the 30th AGM. The direct and indirect interest of the persons connected with the Interested Directors and Interested Major Shareholders ("Persons Connected") as at 30 September 2005 are as detailed below:

Persons Connected	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Puan Sri Datin Hajjah Salifah bt Mohd Esa (i)	53,321	0.004	-	-
Puan Sri Chan Chau Ha @ Chan Chow Har (ii)	75,200	0.006	339,200(a)	0.03
Datin Ng Seok Kuan (iii)	240	*	-	-
Cheng Chai Hai (iv)	102,600	0.008	-	-
Cheng Yoong Choong (v)	1,000	*	-	-
Cheng Wei Meng (vi)	2,800	*	-	-
Joseph Thiang Thin Poh (vii)	2,063	*	-	-
Limpahjaya Sdn Bhd (viii)	25,226,758	1.90	-	-
Lion Realty Pte Ltd (ix)	-	-	594,689,917(b)	44.67
SCB (viii)	34,012,605	2.56	-	-
Sin Seng Investment Pte Ltd (viii)	339,200	0.03	-	-
Horizon Towers Sdn Bhd (viii)	-	-	594,689,917(b)	44.67
Amsteel Mills Sdn Bhd (viii)	19,211,931	1.44	575,477,986(c)	43.23
LLB Steel Industries Sdn Bhd (viii)	-	-	594,689,917(b)	44.67
Steelcorp Sdn Bhd (viii)	-	-	594,689,917(b)	44.67
LDH (S) Pte Ltd (viii)	-	-	594,689,917(b)	44.67

Notes:

* *Negligible*

(Direct; Indirect)- represents interest of the companies concerned in Amsteel.

(a) *Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investment Pte Ltd (Direct-0.03%; Indirect-Nil).*

(b) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).*

(c) *Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-Nil), LICB (Direct-2.91%; Indirect-41.76%) and LDHB (Direct-0.25%; Indirect-44.42%).*

The abovenamed persons are connected with the Interested Directors and/or Interested Major Shareholders by virtue of the following:

(i) Puan Sri Datin Hajjah Salifah bt Mohd Esa is the spouse of Jen (B) Tan Sri Dato' Zain Mahmud Hashim;
(ii) Puan Sri Chan Chau Ha @ Chan Chow Har is the spouse of Tan Sri William H.J. Cheng ("TSWC");
(iii) Datin Ng Seok Kuan is the spouse of Datuk Cheng Yong Kim ("DAC");
(iv) Cheng Chai Hai is the sister of TSWC;
(v) Cheng Yoong Choong is the brother of DAC;
(vi) Cheng Wei Meng is the sister of DAC;
(vii) Joseph Thiang Thin Poh is the brother-in-law of DAC;
(viii) Limpahjaya Sdn Bhd, SCB, Sin Seng Investment Pte Ltd, Horizon Towers Sdn Bhd, Amsteel Mills Sdn Bhd, LLB Steel Industries Sdn Bhd, Steelcorp Sdn Bhd and LDH (S) Pte Ltd are companies in which TSWC and DAC each has more than 15% equity interest.
(ix) Lion Realty Pte Ltd is a company in which DAC has direct interest of 15.02%.

The Interested Directors and Interested Major Shareholders have undertaken to ensure that the Persons Connected will abstain from voting on the resolution, in respect of their direct and indirect interest, relating to the Proposed Renewal of Shareholders' Mandate at the 30th AGM.

Save as disclosed above, none of the other Directors and major shareholders or persons connected with them has any interest, direct or indirect, in the Proposed Renewal of Shareholders' Mandate.

7. DIRECTORS' RECOMMENDATION

The Directors (with the exception of the Interested Directors) are of the opinion that the Proposed Renewal of Shareholders' Mandate is in the best interests of the Company and its subsidiaries. For the reasons stated in paragraph 3.5, the Directors (with the exception of the Interested Directors) recommend that Shareholders vote in favour of the ordinary resolution in respect of the Proposed Renewal of Shareholders' Mandate to be proposed at the 30th AGM.

8. AGM

The 30th AGM, as convened by the notice incorporated in the 2005 Annual Report, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 12.15 pm.

9. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix I contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
AMSTEEL CORPORATION BERHAD

MUNAJAT BIN IDRIS
Independent Director

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries, and to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither Amsteel Corporation Berhad nor its subsidiary companies has entered into any contract which are material within the two years preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

(i) Supplemental Agreement dated 25 March 2004 between Amsteel Group Vendors (comprising Ambang Jaya Sdn. Bhd., Angkasa Marketing (Singapore) Pte Ltd, Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd) of the first part, LLB Nominees Sdn Bhd of the second part, Lion Asia Investment Pte. Ltd of the third part, Lion Industries Corporation Berhad of the fourth part, Amsteel Corporation Berhad of the fifth part and Lion Diversified Holdings Berhad of the sixth part to the Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 setting out among others, the parties' agreement to the conditions imposed by the Securities Commission in respect of the transaction contemplated in the Conditional Sale and Purchase of Shares Agreement dated 6 September 2003.

(ii) Supplemental Trust Deed dated 29 March 2004 between Amsteel Corporation Berhad and Bumiputra-Commerce Trustee Berhad amending certain terms in the Trust Deed dated 10 March 2003 including the variation of the redemption date of 31 December 2003 and amounts payable to the bondholders.

(iii) Supplemental SPV Facility Agreement dated 29 March 2004 between Amsteel Harta (L) Ltd and RHB Bank (L) Ltd amending certain terms in the SPV Facility Agreement dated 14 March 2003 including variation of the repayment date of 31 December 2003 and amounts payable to the debtholders.

(iv) Conditional Share Sale and Purchase Agreement dated 8 November 2004 between Ayer Keroh Resort Sdn Bhd, a 70%-owned subsidiary of Amsteel Corporation Berhad, Sea World Attraction Sdn Bhd, a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd and TMW Lion GmbH for:-

(a) the disposal of the entire equity interest in Lion Ipoh Parade Sdn Bhd comprising 10,000,000 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM1.00; and

(b) the assumption and payment of inter-company balances owing by Lion Ipoh Parade Sdn Bhd to Sea World Attraction Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Ipoh Parade, owned by Lion Ipoh Parade Sdn Bhd of RM164.52 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by the TMW Lion GmbH, based on the proforma balance sheet of Lion Ipoh Parade Sdn Bhd as at the date of completion of the disposal of Lion Ipoh Parade Sdn Bhd ("LIPSB Interco Payment"). The LIPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Ipoh Parade Sdn Bhd to Sea World Attraction Sdn Bhd.

(v) Conditional Share Sale and Purchase Agreement dated 8 November 2004 between, *inter alia*, Masbeef Sdn Bhd, a 70%-owned subsidiary of Ayer Keroh Resort Sdn Bhd, which is in turn a 70%-owned subsidiary of Amsteel Corporation Berhad and TMW Lion GmbH for:-

(a) the disposal of 70% equity interest in Lion Seremban Parade Sdn Bhd comprising 7,000 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM0.70; and

(b) the assumption and payment of inter-company balances owing by Lion Seremban Parade Sdn Bhd to Masbeef Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Seremban Parade, owned by Lion Seremban Parade Sdn Bhd of RM65.84 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by TMW Lion GmbH, based on the proforma balance sheet of Lion Seremban Parade Sdn Bhd as at the date of completion of the disposal of Lion Seremban Parade Sdn Bhd ("LSPSB Interco Payment"). The LSPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Seremban Parade Sdn Bhd to Masbeef Sdn Bhd.

3. MATERIAL LITIGATION

Save as disclosed below, Amsteel and its subsidiary companies are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of Amsteel or its subsidiaries and the Directors of Amsteel have no knowledge of any proceedings pending or threatened against Amsteel or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position of Amsteel or its subsidiaries:

(i) Tafco Development Sdn. Bhd. ("Tafco") has filed Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur ("the Petition") against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The matter was consolidated with that of Writ of Summons No. S1-22-546 of 2002 on 16 January 2003.

The third party legal charge dated 31 December 1997 has now been discharged. Pursuant thereto, the Respondents have applied to strike out the Petition. The mention date for the application to strike out the Petition is fixed on 22 November 2005.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(ii) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003 and the Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. The matter is fixed for further mention on 22 November 2005.

The Directors have been advised that Ambang Maju has a reasonable defence to the claim.

(iii) In the High Court of Malaya at Shah Alam Suit No. MT3-22-100-98, Amsteel Equity Capital Sdn Bhd (formerly known as Amsteel Securities (M) Sdn Bhd) ("AEC") claimed against Lew Tsui Eng (as the administrator of the estate of Chew Kar Hooi), Goh Chee Khen and Lim Tee Keong for contra losses amounting to RM14,793,182.33, interest amounting to RM403,953.13 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM14,793,182.33 from 24 January 1998 till date of full settlement. Goh Chee Khen and Lim Tee Keong were guarantors of Chew Kar Hooi (deceased). Adjudication order and receiving order have been adjudged against Goh Chee Khen by Maybank under Suit No : 29-4770-2000 in Shah Alam High Court on 7 July 2004. Lim Tee Keong has been adjudged bankrupt and proof of debt was filed on 21 May 2003. The matter in relation to Lew Tsui Eng (as the administrator of Chew Kar Hooi) which came up for the case management on 18 April 2005 is now fixed for full hearing on 28 February 2006.

The Directors have been advised that AEC has reasonable grounds for the claims.

(iv) In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98, AEC claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. Summary Judgment was obtained against Promet Berhad on 19 June 2003. Promet Berhad's appeal against Summary Judgment is now fixed for mention on 16 November 2005.

The Directors have been advised that AEC has reasonable grounds for the claims.

(v) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court of Malaya at Kuala Lumpur against AEC and nine (9) others wherein it was alleged, *inter alia*, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The matter is now fixed for case management on 23 November 2005.

The Directors have been advised that AEC has a defence to the claim.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the 30th AGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Audited Financial Statements of the Company for the past two financial years ended 30 June 2004 and 2005;

(c) the material contracts referred to in Appendix I, paragraph 2; and

(d) the relevant cause papers in respect of the material litigation referred to in Appendix I, paragraph 3.

INTEREST IN THE COMPANY OF THE INTERESTED DIRECTORS AND INTERESTED MAJOR SHAREHOLDERS AS AT 30 SEPTEMBER 2005 SET OUT IN PARAGRAPH 3.2 IN THE RELATED PARTIES

i) Tan Sri William H.J. Cheng ("TSWC")

(Direct; Indirect)- represents interest of the companies concerned in the respective Related Parties.

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.18%; Indirect-6.11%), LHSB (Direct-1.58%; Indirect-4.53%), LDHB (Direct-0.05%; Indirect-24.49%), LICB (Direct-0.19%; Indirect-24.65%), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), Lion Management Sdn Bhd (Direct-0.23%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-39.73%; Indirect-nil), Lancaster Trading Company Limited (Direct-0.30%; Indirect-6.11%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-0.94%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.33%), Finlink Holdings Sdn Bhd (Direct-0.11%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.19%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-0.94%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-3.28%; Indirect-0.11%), Lion Holdings Pte Ltd (Direct-0.03%; Indirect-nil), Viewtrain Company Limited (Direct-0.09%; Indirect-nil), Billion Grow Limited (Direct-0.07%; Indirect-nil), LDP (Direct-0.27%; Indirect-39.96%), Trillionvest Sdn Bhd (Direct-0.10%; Indirect-nil), SCB (Direct-0.41%; Indirect-nil, and 710,250 Warrants), Projek Jaya Sdn Bhd (Direct-negligible; Indirect-nil, and 3,000 Warrants), Ceemax Electronics Sdn Bhd (Direct-0.02%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-0.11%; Indirect-24.54%), Exuniq Sdn Bhd (Direct-0.51%; Indirect-nil, and 16,305,027 Warrants), LDH (S) Pte Ltd (Direct-24.49%; Indirect-nil) and 42,160,189 Warrants.

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.07%; Indirect-8.27%), Lancaster Trading Company Limited (Direct-0.09%; Indirect-8.27%), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-51.23%), Amsteel (Direct-28.99%; Indirect-18.83%), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%), Sin Seng Investment Pte Ltd (Direct-0.02%; Indirect-nil), Ceemax Electronics Sdn Bhd (Direct-negligible; Indirect-nil), LHSB (Direct-5.91%; Indirect-2.36%), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Lion Holdings Pte Ltd (Direct-0.01%; Indirect-0.02%), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.19%; Indirect-nil), LCB (Direct-negligible; Indirect-51.23%) and Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil).

c) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Panoron Sdn Bhd (Direct-0.11%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

d) LICB Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.93%), LHSB (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LDP (Direct-0.03%; Indirect-42.38%), Trillionvest Sdn Bhd (Direct-0.03%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Sin Seng Investment Pte Ltd (Direct-0.01%; Indirect-nil); Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil); Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil) and LDHB (Direct-3.40%; Indirect-41.93%).

e) LDHB Group

Deemed interested by virtue of Section 6A of the Act held via Likom Computer System Sdn Bhd (Direct-1.95%; Indirect-nil and 12,290,000 ICULS), LDP (Direct-0.21%; Indirect-47.10%, 61,180,000 ICULS and 97,200,000 RCULS), Narajaya Sdn Bhd (Direct-10.24%; Indirect-nil and 61,180,000 ICULS), LCB (Direct-1.82%; Indirect-35.04% and 97,200,000 RCULS), Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS), SCB (Direct-0.01%; Indirect-nil), Ributasi Holdings Sdn Bhd (Direct-2.12%; Indirect-nil and 19,059,000 ICULS), Lion Holdings Pte Ltd (Direct-1.20%; Indirect-nil), 92,529,000 ICULS and 97,200,000 RCULS.

f) ACB Group

Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-4.24%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-negligible; Indirect-nil), Horizon Towers Sdn Bhd (Direct-3.58%; Indirect-33.20%), Actual Best Limited (Direct-0.94%; Indirect-nil), LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil), Sin Seng Investment Pte Ltd (Direct-negligible; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

g) LHSB Group

Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-40%; Indirect-20%), Lancaster Trading Company Limited (Direct-20%; Indirect-nil) and Utara Enterprise Sdn Bhd (Direct-20%; Indirect-nil).

h) LDP Group

Deemed interested by virtue of Section 6A of the Act held via Utara Enterprise Sdn Bhd (Direct-1%; Indirect-nil).

i) Sims Group

Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 90% direct interest in Sims.

Other than as disclosed above, TSWC also has direct shareholding in LCB (0.05%), SCB (negligible), LDHB (11.99%), ACB (0.01%), LDP (49%) and Sims (10%).

ii) Datuk Cheng Yong Kim ("DAC")

(Direct; Indirect)- represents interest of the companies concerned in the respective Related Parties.

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-1.58%; Indirect-4.53%), Finlink Holdings Sdn Bhd (Direct-0.11%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.19%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-0.94%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.23%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-39.73%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-0.94%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.33%), Amanvest (M) Sdn Bhd (Direct-3.28%; Indirect-0.11%), Billion Grow Limited (Direct-0.07%; Indirect-nil), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), LDP (Direct-0.27%; Indirect-39.96%) and Viewtrain Company Limited (Direct-0.09%; Indirect-nil).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via LHSB (Direct-5.91%; Indirect-2.36%), Amsteel (Direct-28.99%; Indirect-18.83%), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-51.23%), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.19%; Indirect-nil), Sin Seng Investment Pte Ltd (Direct-0.02%; Indirect-nil), LCB (Direct-negligible; Indirect-51.23%) and Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil).

c) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil), LICB (Direct-22.69%; Indirect-58.34%) and Panoron Sdn Bhd (Direct-0.11%; Indirect-nil).

d) LICB Group

Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.93%), LHSB (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LDP (Direct-0.03%; Indirect-42.38%), Sin Seng Investment Pte Ltd (Direct-0.01%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil); Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil) and PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil).

e) LDHB Group

Deemed interested by virtue of Section 6A of the Act held via LDP (Direct-0.21%; Indirect-47.10%, 61,180,000 ICULS and 97,200,000 RCULS), Narajaya Sdn Bhd (Direct-10.24%; Indirect-nil and 61,180,000 ICULS), LCB (Direct-1.82%; Indirect-35.04% and 97,200,000 RCULS), Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS), SCB (Direct-0.01%; Indirect-nil), 61,180,000 ICULS and 97,200,000 RCULS.

f) ACB Group

Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-4.24%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-negligible; Indirect-nil), Horizon Towers Sdn Bhd (Direct-3.58%; Indirect-33.20%), LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil), Sin Seng Investment Pte Ltd (Direct-negligible; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

g) LHSB Group

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-19.17%; Indirect-nil).

h) LDP Group

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-20%; Indirect-nil).

i) Lion Plate Mills Sdn Bhd, a subsidiary of Sims Holdings Sdn Bhd

Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-13%; Indirect-nil).

Other than as disclosed above, DAC also has direct shareholding in SCB (negligible), LICB (0.23%), LCB (0.02%), LDHB (1.23%), LHSB (0.83%) and Lion Plate Mills Sdn Bhd (15%).

iii) LCB

(Direct; Indirect)- represents interest of the companies concerned in the respective Related Parties.

a) SCB Group

Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), Amsteel (Direct-28.99%; Indirect-18.83%), LFIB (Direct-0.05%; Indirect-nil) and Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%).

b) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

c) LICB Group

Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.02%; Indirect-nil), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil); Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

d) LDHB Group

Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.01%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS), Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil) and 97,200,000 RCULS.

e) ACB Group

Deemed interested virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

Other than as disclosed above, LCB also has direct shareholdings in LICB (25.91%), SCB (negligible), LDHB (1.82%) and ACB (2.99%).

iv) LDP

(Direct; Indirect)- represents interest of the companies concerned in the respective Related Parties.

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-39.73%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.23%; Indirect-negligible) and Bayview Properties Sdn Bhd (Direct-negligible; Indirect- nil).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-51.23%), Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%) and LCB (Direct-negligible; Indirect-51.23%).

c) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

d) LICB Group

Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.93%), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), SCB (Direct-0.02%; Indirect-nil); Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

e) LDHB Group

Deemed interested by virtue of Section 6A of the Act held via Narajaya Sdn Bhd (Direct-10.24%; Indirect-nil and 61,180,000 ICULS), LCB (Direct-1.82%; Indirect-35.04% and 97,200,000 RCULS), Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS), SCB (Direct-0.01%; Indirect-nil), 61,180,000 ICULS and 97,200,000 RCULS.

f) ACB Group

Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-3.58%; Indirect-33.20%), LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

Other than as disclosed above, LDP also has direct shareholding in LICB (0.03%), LCB (0.27%) and LDHB (0.21%).

v) LICB

(Direct; Indirect)- represents interest of the companies concerned in the respective Related Parties.

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via Projek Jaya Sdn Bhd (Direct-negligible; Indirect-nil, and 3,000 Warrants), LDHB (Direct-0.05%; Indirect-24.49%), Amsteel Mills Sdn Bhd (Direct-0.11%; Indirect-24.54%) and LDH (S) Pte Ltd (Direct-24.49%; Indirect-nil).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%) and LCB (Direct-negligible; Indirect-51.23%).

c) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil).

d) LDHB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil), SCB (Direct-0.01%; Indirect-nil) and 97,200,000 RCULS.

e) ACB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

Other than as disclosed above, LICB also has direct shareholding in LCB (0.19%), LFIB (22.69%) and LDHB (11.23%).

vi) LDHB

(Direct; Indirect)- represents interest of the companies concerned in the respective Related Parties.

a) LCB Group

Deemed interested by virtue of Section 6A of the Act held via LDH (S) Pte Ltd (Direct-24.49%; Indirect-nil).

b) SCB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.99%; Indirect-18.83%), LFIB (Direct-0.05% Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%), LCB (Direct-negligible; Indirect-51.23%) and Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil).

c) LFIB Group

Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34%[1]; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

d) LICB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18% Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), SCB (Direct-0.02%; Indirect-nil); Bright Steel Sdn Bhd (0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

e) ACB Group

Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

Other than as disclosed above, LDHB also has direct shareholding in LCB (0.05%) and LICB (3.40%).

Notes:

Warrants - warrants issued by LCB with a right to subscribe for ordinary shares in LCB on the basis of one new ordinary share for every one warrant held.

ICULS - irredeemable convertible unsecured loan stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share of RM0.50 each.

RCULS - redeemable convertible unsecured loan stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share of RM0.50 each.

(1) Amsteel Mills Sdn Bhd had assigned the exercise of its voting rights in LFIB amounting to 27.78% to LLB Nominees Sdn Bhd and 6.35% to LICB.

BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

f undelivered, please return to:-

Secretarial Communications Sdn. Bhd. (92040-W)
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 19/10/2005 05:38:13 PM
Reference No AA-051019-4E96D

RECEIVED
2005 NOV -9 P 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

---

* Type : ● Announcement ○ Reply to query

* Subject :

NOTICE OF THIRTIETH ANNUAL GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that the Thirtieth Annual General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 12.15 pm for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2005. **(Resolution 1)**

2. To approve the payment of Directors' fees amounting to RM149,700 (2004 : RM202,000). **(Resolution 2)**

3. To re-elect Directors:

   (i) In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim **(Resolution 3)**
   Mr M. Chareon Sae Tang @ Tan Whye Aun **(Resolution 4)**

   (ii) In accordance with Article 99 of the Company's Articles of Association, Mr Ong Kek Seng who was appointed during the financial year, retires and, being eligible, offers himself for re-election. **(Resolution 5)**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **(Resolution 6)**

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

19 OCT 2005

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **(Resolution 7)**

6. Special Business

To consider and if thought fit, pass the following resolutions as ordinary resolutions:

6.1 Authority to Directors to issue shares

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **(Resolution 8)**

6.2 Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2005 subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

(a) the type of Recurrent Transactions made; and

(b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

19 OCT 2005

executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this ordinary resolution." **(Resolution 9)**

7. To transact any other business for which due notice shall have been given.

By Order of the Board

CHAN POH LAN
WONG PHOOI LIN
Secretaries

Kuala Lumpur
20 October 2005

Notes:

1. Proxy

- *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.*

- *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. Resolution 8

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. Resolution 9

This approval will allow the Company and its subsidiary companies to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 20 October 2005, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

Details on the proposal are set out in the Circular to Shareholders dated 20 October 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

19 OCT 2005

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Thirtieth Annual General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 12.15 pm for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2005. **Resolution 1**

2. To approve the payment of Directors' fees amounting to RM149,700 (2004 : RM202,000). **Resolution 2**

3. To re-elect Directors:

   (i) In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim **Resolution 3**
   Mr M. Chareon Sae Tang @ Tan Whye Aun **Resolution 4**

   (ii) In accordance with Article 99 of the Company's Articles of Association, Mr Ong Kek Seng who was appointed during the financial year, retires and, being eligible, offers himself for re-election. **Resolution 5**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **Resolution 6**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 7**

6. Special Business

   To consider and if thought fit, pass the following resolutions as ordinary resolutions:

6.1 Authority to Directors to issue shares

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 8**

6.2 Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2005 subject to the following: **Resolution 9**

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

   (a) the type of Recurrent Transactions made; and

   (b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this ordinary resolution.

7. To transact any other business for which due notice shall have been given.

By Order of the Board

CHAN POH LAN
WONG PHOOI LIN
Secretaries

Kuala Lumpur
20 October 2005

Notes:

1. *Proxy*

- *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.*
- *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. *Resolution 8*

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. *Resolution 9*

This approval will allow the Company and its subsidiary companies to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 20 October 2005, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

Details on the proposal are set out in the Circular to Shareholders dated 20 October 2005 enclosed together with this Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election/re-appointment at the Thirtieth Annual General Meeting of the Company

- Pursuant to Article 98 of the Company's Articles of Association
  (Retirement by rotation)

  Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
  Mr M. Chareon Sae Tang @ Tan Whye Aun

- Pursuant to Article 99 of the Company's Articles of Association
  (Appointment during the financial year)

  Mr Ong Kek Seng

- Pursuant to Section 129(6) of the Companies Act, 1965
  (Re-appointment after attainment of 70 years of age)

  Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim

- Further details of Directors standing for re-election/re-appointment are set out in the Directors' Profile on pages 5 to 7 of this Annual Report.

II. Details of attendance of Directors at Board Meetings

There were six (6) Board Meetings held during the financial year ended 30 June 2005. Details of attendance of the Directors are set out in the Directors' Profile on pages 5 to 7 of this Annual Report.

III. Place, date and time of the Thirtieth Annual General Meeting

The Thirtieth Annual General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 12.15 pm.

CORPORATE INFORMATION

Board of Directors	:	Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim *(Chairman)* Mr Ong Kek Seng *(Managing Director)* Y. Bhg. Tan Sri William H.J. Cheng Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim Tuan Haji Munajat bin Idris Mr M. Chareon Sae Tang @ Tan Whye Aun Mr Tan Siak Tee
Secretaries	:	Ms Chan Poh Lan Ms Wong Phooi Lin
Company No.	:	20667-M
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos: 03-21622155, 03-21613166 Fax No: 03-21623448 Homepage: http://www.lion.com.my
Share Registrar	:	Secretarial Communications Sdn Bhd Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos: 03-21622155, 03-21648411 Fax No: 03-21623448
Auditors	:	Ong Boon Bah & Co B-10-1 Megan Avenue 1 189 Jalan Tun Razak 50400 Kuala Lumpur
Principal Bankers	:	AmMerchant Bank Berhad EON Bank Berhad Malayan Banking Berhad RHB Bank Berhad
Stock Exchange Listing	:	Bursa Malaysia Securities Berhad ("Bursa Securities")
Stock Name	:	AMSTEEL
Bursa Securities Stock No.	:	2712
Reuters Code	:	AMST.KL
ISIN Code	:	MYL2712OO007

DIRECTORS' PROFILE

Jen (B) Tan Sri Dato' Zain Mahmud Hashim
Chairman, Non-Independent Non-Executive Director

Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim, a Malaysian, aged 75, was appointed to the Board on 17 April 1978 and has been the Chairman of the Company since December 1986.

Tan Sri Dato' Zain is a graduate of the Royal Military Academy, Sandhurst, United Kingdom and Harvard Business School's Advanced Management Programme. He is a retired Chief of Army in the Malaysian Armed Forces with 35 years of experience in the military and has more than 20 years of experience in the private sector.

Tan Sri Dato' Zain's other directorships in public companies are as follows:

- Chairman of Amalgamated Containers Berhad, a public listed company
- Director of Lion Forest Industries Berhad, a public listed company
- Director of Mobile Lifestyle Berhad, Hy-Line Berhad and Silverstone Berhad, all of which are public companies

Tan Sri Dato' Zain has an indirect interest of 35,000 ordinary shares in the Company by virtue of options granted to him pursuant to the Company's Executive Share Option Scheme, to subscribe for 35,000 ordinary shares in the Company.

Tan Sri Dato' Zain attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Ong Kek Seng
Managing Director, Non-Independent Executive Director

Mr Ong Kek Seng, a Malaysian, aged 51, was appointed the Managing Director of the Company on 17 March 2005. He is also appointed a member of the Company's Remuneration Committee and the Executive Share Option Scheme Committee.

Mr Ong obtained his Bachelor of Science (Building) Degree from Leeds Polytechnic, United Kingdom. He is an associate of the Royal Institution of Chartered Surveyors (United Kingdom) and a member of the Chartered Institute of Building (United Kingdom), Institute of Fire Engineers (United Kingdom) and Institution of Surveyors (Malaysia). Mr Ong has 23 years of working experience in property development which includes 6 years as a building surveyor with the City Hall of Kuala Lumpur and 14 years with the Lion Group in its property division.

Mr Ong is also a Director of Hy-Line Berhad, a public company.

Mr Ong holds one preference share of RM1,000 in Hy-Line Berhad, a subsidiary of the Company.

Mr Ong attended the remaining one (1) Board Meeting of the Company held for the financial year ended 30 June 2005 subsequent to his appointment.

Tan Sri William H.J. Cheng
Non-Independent Non-Executive Director

Y. Bhg. Tan Sri William H.J. Cheng, a Malaysian, aged 62, was appointed to the Board on 21 February 1976.

Tan Sri William Cheng has more than 30 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre, computer, retail, trading, pulp and paper, plantation, and property and community development.

Tan Sri William Cheng is the President of The Associated Chinese Chambers of Commerce and Industry of Malaysia and The Chinese Chamber of Commerce and Industry of Kuala Lumpur and Selangor.

Tan Sri William Cheng's other directorships in public companies are as follows:

- Chairman of Silverstone Corporation Berhad, Lion Diversified Holdings Berhad and Lion Forest Industries Berhad, all of which are public listed companies
- Chairman and Managing Director of Lion Corporation Berhad, a public listed company
- Director of Amalgamated Containers Berhad, a public listed company
- Chairman and Managing Director of Silverstone Berhad, a public company

Tan Sri William Cheng has an indirect shareholding of 629,041,722 ordinary shares of RM1.00 each in the Company. His shareholdings in the subsidiary companies of the Company are disclosed in page 106 of this Annual Report. He also has interests in certain companies which conduct similar business with the Company in the property development sector.

Tan Sri William Cheng is the uncle of Y. Bhg. Datuk Cheng Yong Kim, a major shareholder of the Company.

Tan Sri William Cheng attended five (5) of the six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Independent Non-Executive Director

Y. Bhg. Datuk Seri Abdul Manap bin Ibrahim, a Malaysian, aged 66, was appointed to the Board on 30 March 1994. On 17 March 2005, he was appointed a member of the Company's Audit Committee.

Datuk Seri Abdul Manap joined the Malaysian Army as an Officer Cadet in 1959. He was a graduate of the Royal Military College at Sungei Besi, the British Army School of Infantry in Netheravon, England, the US Army Command and General Staff College in Fort Leavenworth (Kansas), the US Naval Post Graduate School in Monterey (California) and the fellowship at US Army War College in Carlyle Barracks (Pennsylvania). He held many important staff and command appointments at the Ministry of Defence, in the field and abroad. He retired in 1994 as Deputy Chief of Army from the Malaysian Armed Forces after having served 34 years in the military.

Datuk Seri Abdul Manap has also served as Chief Operating Officer with SUKOM Ninety Eight Berhad, the Organizing Committee of the highly successful Kuala Lumpur 98, XVI Commonwealth Games. At present, he is employed as a Senior Executive with a local company in the Information Communications Technology (ICT) sector.

Datuk Seri Abdul Manap presently also sits on the Board of WTK Holdings Berhad, a public listed company, as an Independent Non-Executive Director.

Datuk Seri Abdul Manap attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Munajat bin Idris
Independent Non-Executive Director

Tuan Haji Munajat bin Idris, a Malaysian, aged 65, was appointed to the Board on 23 October 2001 as an Independent Non-Executive Director of the Company. He is also the Chairman of the Company's Audit Committee and a member of the Nomination Committee and Remuneration Committee.

Tuan Haji Munajat is a member of the Malaysian Institute of Accountants. He joined Koperasi Polis Diraja Malaysia Berhad ("Koperasi Polis") as the Financial Controller in 1982 and was appointed Deputy General Manager in 1985 until he left Koperasi Polis in 1993. Prior to joining Koperasi Polis, he was the Financial Consultant of MIDF Industrial Consultants Sendirian Berhad and the Financial Accountant of KPM Niaga Sendirian Berhad. He has been a Dealer Representative since 1993.

Tuan Haji Munajat attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

M. Chareon Sae Tang @ Tan Whye Aun
Non-Independent Non-Executive Director

Mr M. Chareon Sae Tang @ Tan Whye Aun, a Malaysian, aged 66, was appointed to the Board on 25 March 1998. He is the Chairman of the Company's Nomination Committee and Remuneration Committee, and a member of the Executive Share Option Scheme Committee.

Mr Tang obtained his Bachelor of Law degree from King's College, University of London and is a Barrister-at-Law of the Inner Temple London. He has been in the legal practice since 1968, first as a legal assistant in Messrs Shearn & Delamore, and later a Partner at Messrs Chye, Chow Chung & Tang until 1976. Presently, he manages his own legal practice, Messrs C.S. Tang & Co.

Mr Tang is also a Director of Lion Corporation Berhad, a public listed company.

Mr Tang attended five (5) of the six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Tan Siak Tee
Independent Non-Executive Director

Mr Tan Siak Tee, a Malaysian, aged 65, was appointed to the Board on 14 August 1998 as an Independent Non-Executive Director of the Company. He is also a member of the Company's Audit Committee and Nomination Committee.

Mr Tan obtained his Bachelor of Commerce degree from the University of New South Wales, Australia. He is an associate of the Institute of Chartered Accountants of Australia and the Institute of Chartered Secretaries and Administrators. He is also a member of the Malaysian Institute of Certified Public Accountants. In 1965, he started his career as an Auditor in Coopers & Lybrand, Sydney and was later seconded to Coopers & Lybrand, Kuala Lumpur. He has extensive experience in the banking industry. He was the Chief Internal Auditor for the Malaysian operations in Overseas Chinese Banking Corporation and Chung Khiaw Bank for the period from 1969 to 1971 and 1971 to 1973 respectively. He joined Lee Wah Bank Ltd in 1973 as Manager of Malaysia Central Office and was promoted to Director and Chief Executive Officer for the Malaysian operations in 1975. He was a Director and Chief Executive Officer of United Overseas Bank (M) Berhad for the period from 1994 to 1997 after Lee Wah Bank Malaysian operation was incorporated in Malaysia in 1994. He was a Director and Adviser of Asia Commercial Finance (M) Berhad from 1997 to 1999. In 2000, he joined the Bank of China (Malaysia) Berhad as an Independent Non-Executive Director.

Mr Tan's other directorships in public companies are as follows:

- Independent Non-Executive Director of Sunway City Berhad, a public listed company
- Independent Non-Executive Director of Bank of China (Malaysia) Berhad, a public company

Mr Tan has a direct shareholding of 10,000 ordinary shares of RM1.00 each in the Company.

Mr Tan attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Save as disclosed, none of the Directors has (i) any interest in shares in the Company or its subsidiaries; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors ("Board") recognises the importance of practising good corporate governance to direct the businesses of the Group towards enhancing business prosperity and long term value for its shareholders. The Board is fully committed to ensuring that the highest standard of corporate governance is practised throughout the Group as the underlying principle in discharging its responsibilities.

The Board is pleased to present below a description of how the Group has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Malaysian Code on Corporate Governance ("Code"). These principles and best practices have been applied consistently throughout the financial year ended 30 June 2005 except where otherwise stated herein.

1. DIRECTORS

The Board

The Board is entrusted with the responsibility in leading and directing the Group towards realising long term shareholders' values. The Board retains full and effective control of the Group's strategic plans, overseeing the conduct of the Group's businesses, implementing an appropriate system of risk management and ensuring the adequacy and integrity of the Group's system of internal control.

The Board meets on a quarterly basis, with additional meetings convened as and when necessary. During the financial year ended 30 June 2005, six (6) board meetings were held and each Director has attended at least 50% of the total board meetings held during the financial year. Details of attendance and a brief profile of each member of the Board are set out in the Directors' Profile section of this Annual Report.

Board Composition and Balance

The Board comprises seven (7) Directors, six (6) of whom are non-executive. The current Board composition complies with the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities"). The broad range of experience, skills and knowledge of the Directors facilitate the discharge of the Board's stewardship effectively.

Represented on the Board are three (3) independent non-executive Directors who bring their independent advice, views and judgement to bear on the decision-making process of the Group to ensure that a balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

There is a clear division of responsibilities between the Chairman and the Managing Director to ensure that there is a balance of power and authority. The Chairman is primarily responsible for the orderly conduct and working of the Board whilst the Managing Director is responsible for the overall operations of the Group and the implementation of the Board's strategies and policies.

Board Committees

The Board delegates certain functions to several committees, namely Audit Committee, Nomination Committee and Remuneration Committee to support and assist in discharging its fiduciary duties and responsibilities. The respective committees report to the Board on matters considered and their recommendations thereon. The ultimate responsibility for the final decision on all matters, however, lies with the Board.

The Board may form other committees delegated with specific authorities to act on their behalf. These committees operate under approved terms of reference or guidelines, whenever required.

Supply of Information

The Board members in their individual capacity have unrestricted access to complete information on a timely basis in the form and quality necessary for the discharge of their duties and responsibilities. Prior to each Board meeting, all Board members are furnished with the relevant documents and sufficient information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon in order to arrive at an informed decision.

Besides direct access to management staff, external independent professional advisers are also made available to render their independent views and advice to the Board, whenever deemed necessary and in appropriate circumstances, at the Company's expense.

The Directors also have access to the advice and services of the Company Secretaries, who are responsible in ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

Appointments to the Board and Directors' Training

The Nomination Committee is responsible for recommending the right candidates with the necessary mix of skills, experience and competencies to be appointed to the Board. The members and terms of reference of the Nomination Committee are presented on page 15 of this Annual Report.

All members of the Board have attended Bursa Securities' Mandatory Accreditation Programme and have subsequently attended the required training courses and seminars under the Continuing Education Programme.

The Directors will continue to attend relevant training programmes to further enhance their skills and knowledge as well as to keep abreast with new developments for the furtherance of their duties.

Re-election of Directors

In accordance with the Company's Articles of Association, one-third (1/3) of the Directors shall retire from office at every annual general meeting and all Directors shall retire from office at least once in every three (3) years. Retiring Directors can offer themselves for re-election. Directors who are appointed by the Board during the financial year are subject to re-election by the shareholders at the next annual general meeting following their appointment.

2. DIRECTORS' REMUNERATION

The Company has adopted the objective as recommended by the Code in determining the remuneration of Executive Directors so as to ensure that it attracts and retains the Directors needed to manage the Company and the Group effectively. Directors do not participate in decisions regarding their own remuneration. The responsibilities for developing the remuneration policy and determining the remuneration packages of Executive Directors lie with the Remuneration Committee. Nevertheless, it is the ultimate responsibility of the Board to approve the remuneration of these Directors. The members and terms of reference of the Remuneration Committee are presented on page 15 of this Annual Report.

Directors' fees are recommended by the Board for the approval by shareholders of the Company at annual general meetings.

For confidentiality, the details of the Directors' remuneration are not disclosed for each individual Director. The transparency and accountability aspects of corporate governance as applicable to Directors' remuneration recommended by the best practice of the Code are deemed appropriately served by the following disclosures.

The aggregate remuneration of Directors who served during the financial year ended 30 June 2005 are categorised as follows:

	Fees RM	Salaries & Other Emoluments RM	Total RM
Executive Directors	5,000	325,646	330,646
Non-Executive Directors	144,700	81,500	226,200
	149,700	407,146	556,846

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of Remuneration (RM)	Number of Directors Executive	Non-Executive
25,000 & below	–	3
25,001 - 50,000	–	2
50,001 - 100,000	1	–
100,001 - 150,000	–	1
250,001 - 300,000	1*	–

* *Director who resigned during the financial year.*

3. SHAREHOLDERS

The annual general meeting is the principal forum for dialogue with shareholders. Shareholders are provided with an opportunity to participate in the question and answer session in which shareholders may raise questions regarding the proposed resolutions at the meeting as well as on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to respond to shareholders' queries.

The Group also values dialogues with investors. The Group has been practising open discussions with investors/ analysts upon request. In this regard, information is disseminated in strict adherence to the disclosure requirements of Bursa Securities.

The Board has identified the Company Secretaries to whom concerns may be conveyed and who would bring the same to the attention of the Board.

4. ACCOUNTABILITY AND AUDIT

The Audit Committee supports the Board in its responsibility to oversee the financial reporting and the effectiveness of the internal controls of the Group. The Audit Committee comprises three (3) Directors, all of whom are independent. The terms of reference and activities of the Audit Committee are set out in the Audit Committee Report on pages 12 to 14 of this Annual Report.

Financial Reporting

The Board aims to present a balanced and clear assessment of the Group's position and prospect through the annual financial statements and quarterly announcements to the Company's shareholders. The Board is also responsible in ensuring that the accounting records of the Group are properly kept. The Board discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Directors' Responsibility in Financial Reporting

The Board is satisfied that for the financial year ended 30 June 2005, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In preparing the financial statements, the Group has applied, on a consistent basis, the applicable approved accounting standards and provisions of the Companies Act, 1965.

Internal Control

The Board has overall responsibility in maintaining a sound internal control system for the Group to achieve its objectives within an acceptable risk profile as well as safeguarding shareholders' investment and the Group's assets. An overview of the state of internal control within the Group is set out in the Statement on Internal Control on page 11 of this Annual Report.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders at the annual general meeting whilst their remuneration is determined by the Board. The roles of both the external and internal auditors are further described in the Audit Committee Report.

STATEMENT ON INTERNAL CONTROL

Introduction

The Board of Directors ("Board") acknowledges the importance of maintaining a sound system of internal control to safeguard shareholders' investments and the Group's assets. Guided by the *Statement on Internal Control: Guidance for Directors of Public Listed Companies*, the Board is pleased to present the Statement on Internal Control of the Group (excluding associated companies, as the Board does not have control over their operations) pursuant to the Listing Requirements of Bursa Malaysia Securities Berhad.

Board Responsibility

The Board affirms its overall responsibility for the Group's system of internal control and risk management, and for reviewing the adequacy and integrity of these systems. However, in view of the inherent limitations in any system, such internal control systems are designed to manage rather than to eliminate risks that may impede the achievement of the Group's objectives. The systems can therefore only provide reasonable and not absolute assurance against material misstatements, frauds or losses. The system of internal control covers risk management and financial, organisational, operational and compliance controls.

The Board confirms that there is an on-going process of identifying, evaluating and managing significant risks by the management. This process has been put in place for the year and is reviewed periodically by the Board through its Audit Committee which is supported by the Internal Auditors.

Risk Management

The Board regards risk management as an integral part of business operations. A Corporate Risk Management Framework was developed and documented via a Corporate Risk Management Manual which sets out in a comprehensive manner the process adopted by the Group towards risk identification, evaluation, control and monitoring. The Risk Management Committee continues to play a pivotal role in overseeing the implementation of the risk management framework, periodically reviewing the risk management scorecards and reporting the status to the Audit Committee.

Control and Monitoring Process

The Board is committed to maintaining a strong internal control structure for the proper conduct of the Group's business operations. The key elements include:

- An operational structure with defined lines of responsibility and delegation of authority together with a hierarchical structure of reporting and accountability
- Internal policies and procedures that are regularly updated to reflect changing risks or resolve operational deficiencies including to clearly define limits of authority
- A detailed budgeting process which requires all business units to prepare budget and business plan on an annual basis
- Review of key business variables and the monitoring of the achievements of the Group's performance on a quarterly basis by the Board and the Audit Committee
- Confirmation of the effectiveness of internal control and risk assessment process by the chief executive officer or general manager of key operating companies by way of completion of the Internal Control - Self-Assessment Questionnaire on an annual basis
- Periodic examination of business processes and systems of internal control by the internal audit function which regularly submits its reports to the Audit Committee

The system of internal control was generally satisfactory and has not resulted in any material losses, contingencies or uncertainties that would require disclosure in the Group's annual report.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

- **Members**

  Tuan Haji Munajat bin Idris
  (Chairman, Independent Non-Executive Director)

  Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
  (Independent Non-Executive Director)

  Mr Tan Siak Tee
  (Independent Non-Executive Director)

  The composition of the Audit Committee complies with paragraphs 15.10 and 15.11 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities").

- **Secretaries**

  The Secretaries of Amsteel Corporation Berhad, Ms Chan Poh Lan and Ms Wong Phooi Lin, are also Secretaries of the Audit Committee.

TERMS OF REFERENCE

- **Membership**

  The Audit Committee shall be appointed by the Board from amongst their number and shall consist of not less than three (3) members, a majority of whom shall be independent directors. The composition of the Audit Committee shall fulfill the requirements as prescribed in the Listing Requirements of Bursa Securities. The Chairman of the Audit Committee shall be an independent director appointed by the Board.

- **Meetings and Minutes**

  The Audit Committee shall meet at least four (4) times annually and the Managing Director, the Chief Internal Auditor and the Chief Financial Officer shall normally be invited to attend the meetings. At least once a year, the Audit Committee shall meet with the external auditors without the non-independent directors being present. A majority of independent directors present shall form a quorum.

  Minutes of each meeting shall be kept and distributed to each member of the Audit Committee and the Board. The Chairman of the Audit Committee shall report on each meeting to the Board.

- **Authority**

  In conducting its duties and responsibilities, the Audit Committee shall have:

  (a) the authority to investigate any matter within its terms of reference.
  (b) the resources which are required to perform its duties.
  (c) full and unrestricted access to any information pertaining to the Company and the Group.
  (d) direct communication channels with the external and internal auditors.
  (e) the right to obtain independent professional or other advice as necessary.
  (f) the right to invite other Directors and/or management of the Company to attend any particular Audit Committee meeting to discuss specific issues.

- **Duties**

The duties of the Audit Committee are:

(i) To consider the appointment, resignation and dismissal of external auditors and the audit fee.

(ii) To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved.

(iii) To review and assess the annual and quarterly financial statements prior to the approval of the Board, focusing on:

- going concern assumption
- compliance with accounting standards and regulatory requirements
- changes in accounting policies and practices
- significant issues arising from audit

(iv) To discuss problems and reservations arising from the interim and final external audits, and any matter the external auditors may wish to discuss (in the absence of management, where necessary).

(v) To review the external auditors' management letter and management's response thereto.

(vi) To establish the following with the internal audit function:

- review the adequacy of the scope, functions and resources of the internal audit function and that it has the necessary authority to carry out its work
- review internal audit programme
- ensure co-ordination of external audit with internal audit
- consider the major findings of internal audit investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

(vii) To review any related party transaction and conflict of interest situation that may arise within the Company and the Group.

(viii) To consider the appointment of independent advisers for corporate proposals involving related parties.

(ix) To assess the quality and effectiveness of the system of internal control and efficiency of operations, and to review the risk policy and implementation of the risk management framework.

(x) To promptly report to Bursa Securities on any matter where the Audit Committee is of the view that the matter reported by it to the Board has not been satisfactorily resolved resulting in a breach of the Listing Requirements of Bursa Securities.

(xi) To review any appraisal or assessment of the performance of the members of the internal audit functions, approve any appointment or termination of senior staff members of the internal audit function and be informed of any resignation of internal audit staff members and reasons thereof.

(xii) To perform any other such function as may be agreed to by the Audit Committee and the Board.

ACTIVITIES DURING THE FINANCIAL YEAR

During the financial year under review, nine (9) Audit Committee Meetings were held for which full attendance were recorded for Tuan Haji Munajat bin Idris and Mr Tan Siak Tee whilst Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim who was appointed on 17 March 2005 attended the remaining three (3) Audit Committee Meetings held for the financial year ended 30 June 2005.

The Audit Committee carried out its duties in accordance with its Terms of Reference during the year.

The main activities undertaken by the Audit Committee during the year were as follows:

- **Financial Results**

  (a) Reviewed the interim unaudited financial statements of the Group prior to recommending them for approval by the Board.

  (b) Reviewed the annual financial statements of the Group prior to submission to the Board for their consideration and approval focusing particularly on changes in accounting policy, significant and unusual events and compliance with applicable accounting standards approved by the Malaysian Accounting Standards Board ("MASB") and other legal requirements.

- **Internal Audit**

  (a) Reviewed the annual audit plan to ensure adequate scope and coverage on the activities of the Group, taking into consideration the assessment of key risk areas.

  (b) Reviewed the audit programmes, resource requirements and skill levels of the internal auditors for the year and assessed the performance of the internal audit function.

  (c) Reviewed the internal audit reports, audit recommendations made and management response to these recommendations and actions taken to improve the system of internal control and procedures.

  (d) Monitored the implementation of the audit recommendations to ensure that all key risks and controls have been addressed.

  (e) Reviewed the Internal Control - Self-Assessment ratings submitted by the respective operations management.

- **External Audit**

  (a) Reviewed with external auditors the audit planning memorandum covering the audit objectives and approach, audit plan, key audit areas and relevant technical pronouncements and accounting standards issued by MASB.

  (b) Reviewed with external auditors the results of the audit and the audit report in particular, accounting issues and significant audit adjustments arising from the external audit.

  (c) Reviewed with external auditors the memorandum of comments and recommendations arising from their study and evaluation of the system of internal and accounting controls together with management's response to the findings of the external auditors.

  (d) Evaluated the performance of the external auditors and made recommendations to the Board on their appointment and remuneration.

- **Risk Management**

  Reviewed the Corporate Risk Scorecard of key operations and the mitigating controls to address identified risks.

- **Related Party Transactions**

  Reviewed related party transactions entered into by the Group. Reviewed recurrent related party transactions of a revenue or trading nature on a quarterly basis for compliance with the Shareholders' Mandate.

NOMINATION COMMITTEE

Chairman : Mr M. Chareon Sae Tang @ Tan Whye Aun
(Non-Independent Non-Executive Director)

Members : Tuan Haji Munajat bin Idris
(Independent Non-Executive Director)

Mr Tan Siak Tee
(Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Amsteel Corporation Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder
- To recommend to the Board, directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Mr M. Chareon Sae Tang @ Tan Whye Aun
(Non-Independent Non-Executive Director)

Members : Tuan Haji Munajat bin Idris
(Independent Non-Executive Director)

Mr Ong Kek Seng
(Non-Independent Executive Director)

Terms of Reference :

- To recommend to the Board the remuneration of the Executive Directors in all its forms, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

Financial years ended 30 June	2001 RM'000	2002 RM'000	2003 RM'000	2004 RM'000	2005 RM'000
Revenue	5,130,637	5,622,262	4,564,239	2,421,041	**447,724**
Profit/(Loss) from operations	(35,742)	74,499	392,109	330,991	**199,482**
Profit/(Loss) before taxation	(747,899)	(551,557)	1,144,096	126,671	**3,316**
Profit/(Loss) after taxation	(825,593)	(650,099)	1,086,433	67,303	**9,800**
Dividends:					
Gross rate (%)	0.1	–	–	–	–
Amount (net of tax)	453	–	–	–	–
Total assets employed	12,675,329	12,046,267	5,043,271	4,004,262	**3,933,428**
Shareholders' funds	(469,561)	(1,188,746)	225,613	213,449	**230,779**
Net tangible assets/(liabilities)	(820,564)	(1,538,004)	149,798	155,039	**178,159**
	Sen	**Sen**	**Sen**	**Sen**	**Sen**
Net tangible assets/(liabilities) per share	(65)	(122)	11	12	**13**
Earnings/(Loss) per share*	(268)	(229)	118	1.8	**0.5**
	'000	**'000**	**'000**	**'000**	**'000**
Number of ordinary shares issued and fully paid	1,259,593	1,259,593	1,331,175	1,331,175	**1,331,175**

* *Previous years' figures have been restated to take into account the effect of the capital reconstruction in 2003.*


Revenue RM Billion
6
5
4
3
2
1
0
2001
2002
2003
2004
2005


Total Assets Employed RM Billion
15
12
9
6
3
0
2001
2002
2003
2004
2005


Net Tangible Assets/(Liabilities) Per Share Sen
30
0
-30
-60
-90
-120
-150
2001
2002
2003
2004
2005


Shareholders' Funds RM Million
400
200
0
-200
-400
-600
-800
-1000
-1200
2001
2002
2003
2004
2005

THE GROUP'S BUSINESSES









- The Group's property projects include mixed development schemes comprising (from top left, clockwise) residential units in Bandar Bukit Mahkota, Bangi and Bandar Baru Brooklands, Banting; bungalow lots in Bandar Akademia, Lenggeng and industrial lots in Beranang, all in Selangor; (bottom left) Tiara Melaka Golf & Country Club, a 27-hole international class golf course and (bottom right) Century Mahkota Hotel, both in Melaka.
- *Projek hartanah Kumpulan termasuk pembangunan bercampur yang terdiri daripada (dari kiri, arah jam) unit kediaman di Bandar Bukit Mahkota, Bangi dan Bandar Baru Brooklands, Banting; lot banglo di Bandar Akademia, Lenggeng dan lot industri di Beranang kesemuanya di Selangor; (bawah kiri) Tiara Melaka Golf & Country Club, padang golf 27-lubang bertaraf antarabangsa dan (bawah kanan) Century Mahkota Hotel Melaka.*








SECOM



- Secom (M) Sdn Bhd provides total integrated 24-hour security services through its computerised centre monitoring system and provision of guards, for both residential and commercial properties.
- *Secom (M) Sdn Bhd menyediakan perkhidmatan keselamatan bersepadu 24-jam melalui sistem pengawalan pusat berkomputer dan pengawal keselamatan untuk hartanah kediaman dan perniagaaan.*

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Beraudit Amsteel Corporation Berhad bagi tahun kewangan berakhir pada 30 Jun 2005.

PRESTASI KEWANGAN

Dengan pelupusan operasi peruncitan Parkson pada tahun lalu, Kumpulan mencatatkan perolehan dan keuntungan yang ketara rendahnya, masing-masing berjumlah RM447.7 juta dan RM199.5 juta.

Namun begitu, prestasi bahagian hartanah kita telah menampakkan pemulihan dengan peningkatan perolehan berjumlah RM248.2 juta berbanding RM190.4 juta pada tahun lepas.

Selepas mengambilkira kos pembiayaan, sumbangan hasil syarikat-syarikat bersekutu, percukaian dan kepentingan minoriti, Kumpulan telah mencatatkan keuntungan berjumlah RM6.6 juta dalam tahun kewangan.

PEMBANGUNAN KORPORAT

Sebagai sebahagian daripada usaha rasionalisasi Kumpulan untuk melupuskan perniagaan bukan teras dan mengurangkan pinjaman, Kumpulan telah berjaya menyelesaikan pelupusan dua anak syarikatnya iaitu, Lion Seremban Parade Sdn Bhd dan Lion Ipoh Parade Sdn Bhd, masing-masing pada 10 Mei 2005 dan 30 Jun 2005.

KAJIAN OPERASI

Bahagian Hartanah

Pertumbuhan ekonomi Malaysia dijangka suram pada kira-kira 5% dalam tahun ini berikutan kenaikan berterusan harga minyak dan tekanan inflasi akibat permintaan yang rendah. Di sektor hartanah kediaman, permintaan rumah mampu dimiliki di lokasi pilihan terus kukuh dengan sokongan faedah yang rendah dan pakej pinjaman yang menarik. Bagaimanapun, sejajar dengan kadar pertumbuhan rendah dan kelembapan sektor pembinaan tempatan, pasaran hartanah dalam negara dijangka mencatatkan pertumbuhan yang perlahan tahun ini.

Dalam tempoh kajian, bahagian hartanah meraih perolehan berjumlah RM248.2 juta, meningkat 30.4% daripada RM190.4 juta pada tahun lalu. Seiring dengan perolehan yang tinggi tersebut, keuntungan operasi melonjak kepada RM45.9 juta berbanding RM8.0 juta pada tahun lalu. Prestasi yang memberangsangkan ini hasil daripada bayaran berperingkat yang tinggi untuk projek Bandar Bukit Mahkota yang mendapat sambutan hangat daripada para pembeli bagi pelbagai jenis rumah kediaman yang dilancarkan pada tahun-tahun terdahulu.

Bandar Bukit Mahkota – Bangi, Selangor

Bandar Bukit Mahkota yang terletak berdekatan dengan Lapangan Terbang Antarabangsa ("KLIA") dan Putrajaya, hanya 12 minit pemanduan daripada Tol Sungai Besi, Kuala Lumpur dan dihubungkan terus melalui Persimpangan Putra Mahkota. Perbandaran yang lengkap seluas 1,288 ekar menawarkan gaya hidup berkualiti di luar kawasan bandar dengan cadangan pembinaan pusat komersial, hotel dan pasar raya besar. Ia juga mempunyai 61 ekar taman berlanskap dan tasik serta rumah kelab seluas 12 ekar.

Sejak projek ini dimulakan, lebih 4,200 buah hartanah kediaman mampu dimiliki telah dilancarkan. Sejumlah 3,768 buah kediaman atau 90% daripadanya telah dijual. Dalam tahun kewangan, sejumlah 351 buah kediaman terdiri daripada rumah teres dua tingkat, banglo berkembar dan juga rumah berkelompok bernilai RM80.2 juta telah pun dijual berikutan sambutan yang yang begitu menggalakkan untuk produk yang sama pada tahun sebelumnya. Sehingga kini, sejumlah 3,211 buah rumah kediaman telah siap dibina dan diserahkan kepada para pembeli.

Bandar Akademia – Lenggeng, Negeri Sembilan

Terletak kira-kira 53 km daripada Kuala Lumpur, menghala ke arah selatan Lebuhraya Kuala Lumpur-Seremban, projek campuran kediaman dan komersial ini terletak di tanah pegangan bebas seluas 1,827 ekar. Apabila siap dilaksanakan kelak, ia merangkumi campuran unit kediaman dan perniagaan terancang lengkap dengan sekolah serta sebuah kampus institusi pengajian tinggi.

Dalam tahun kewangan ini, projek yang amat berjaya ini terus memberikan aliran hasil dan pendapatan yang stabil untuk Bahagian. Sehingga kini, sejumlah 4,300 lot banglo telah berjaya dijual dan mencatatkan nilai jualan melebihi RM400 juta di mana kesemua unit yang dijual telah diserahkan kepada para pembeli.

Bandar Baru Brooklands – Banting, Selangor

Dengan jarak lebih kurang 15 km daripada KLIA, bandar ini terletak berdekatan dengan Putrajaya, Cyberjaya, Koridor Raya Multimedia dan lebuhraya arah selatan. Daripada keseluruhan 2,169 ekar tanah pegangan bebas Bandar Baru Brooklands, 925 ekar telah dibangunkan kepada projek pembangunan campuran untuk unit kediaman dan komersial.

Sehingga kini, lebih daripada 440 lot banglo dan 41 buah kediaman telah dijual. Rancangan sedang dilakukan untuk melancarkan 373 buah rumah setingkat dan 259 buah rumah dua tingkat pada tahun kewangan yang akan datang. Ia dijangka akan menyaksikan kadar pembelian yang lebih baik untuk rumah mampu dimiliki.

Lion Industrial Park – Beranang, Selangor

Terletak dalam kawasan Bandar Beranang, ia mempunyai akses yang mudah melalui Lebuhraya Utara-Selatan, Kajang, Bangi atau Nilai. Dengan keluasan 277 ekar tanah pegangan bebas, pembangunan ini meliputi lot-lot industri, kilang teres kos rendah dan bangunan kedai-pejabat dua tingkat dengan saiz lot sekitar 0.79 ekar sehingga 6.15 ekar bagi memenuhi keperluan industri kecil dan sederhana.

Sehingga kini sejumlah 148 ekar daripada 178 ekar lot industri yang dilancarkan telah pun dijual dan kesemua unit ini telah diserahkan kepada para pembeli.

Pembangunan Campuran – Chembong, Negeri Sembilan

Terletak 4 km daripada Rembau, 15 km daripada kawasan Perindustrian Senawang dan 18 km daripada Seremban, kawasan ini dihubungi oleh jalan persekutuan Seremban-Tampin dan Lebuhraya Utara-Selatan. Daripada keseluruhan tanah pegangan bebas seluas 556 ekar, sejumlah 50 ekar telah dirancang untuk pembangunan fasa awal yang terdiri daripada 568 buah rumah teres dan 31 buah kedai. Pelancaran fasa pertama projek ini dijadualkan pada tahun kewangan akan datang.

Pengurusan Hartanah

Dua buah kompleks beli-belah Kumpulan, terletak di Seremban dan Ipoh, menjana perolehan sewa berjumlah RM30.2 juta dengan tahap kepenghunian lebih kurang 90%. Dalam tahun kewangan, Kumpulan telah menamatkan operasi pengurusan kompleks beli-belah berkenaan berikutan dengan pelupusan Lion Seremban Parade Sdn Bhd dan Lion Ipoh Parade Sdn Bhd.

Hotel dan Golf

Kumpulan mengendalikan dua buah hotel, iaitu Century Mahkota Hotel di Melaka dan Swiss-Belhotel Changchun di China. Century Mahkota Hotel menawarkan kemudahan suite ala pusat peranginan dan konvensyen. Terletak di Changchun, China, Swiss-Belhotel Changchun mencatatkan kadar purata penginapan sebanyak 90% berikutan peningkatan dalam kemasukkan para pelawat dan ekonomi tempatan yang pesat membangun.

Kumpulan juga mengendalikan Tiara Melaka Golf and Country Club di Melaka. Terletak di kawasan seluas 470 ekar, pembangunan bercampur ini merangkumi lot-lot banglo dan kondominium sekitar padang golf 27-lubang bertaraf antarabangsa.

Operasi-operasi Lain

Perniagaan Bahagian ini termasuk operasi-operasi kecil dalam bidang perladangan, berasaskan keluli, perkhidmatan keselamatan dan pengangkutan. Seiring dengan Skim Penyusunan Semula Seluruh Kumpulan, Kumpulan akan terus merasionalisasi perniagaan-perniagaan ini untuk mengurangkan lagi beban hutangnya.

PROSPEK

Pertumbuhan ekonomi Malaysia dijangka sederhana pada tahun 2005 berikutan kebimbangan akan kesan kenaikan harga minyak pada ekonomi sejagat. Bagaimanapun, Kumpulan akan terus menumpukan sumbernya ke arah meningkatkan prestasi bahagian pembangunan hartanah dan merasionalisasikan operasi lain pada tahun kewangan akan datang.

LEMBAGA PENGARAH

Encik Pee Kang Seng telah meletakkan jawatan sebagai Pengarah Urusan Syarikat pada 22 Februari 2005. Lembaga Pengarah merakamkan penghargaan kepada Encik Pee atas segala sumbangan beliau semasa bersama Syarikat.

Lembaga Pengarah mengalu-alukan pelantikan Encik Ong Kek Seng sebagai Pengarah Urusan Syarikat.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin mengambil kesempatan ini untuk merakamkan penghargaan dan ucapan terima kasih kepada para pelanggan, pemegang saham, pembiaya dan sekutu perniagaan yang dihargai atas keyakinan dan sokongan yang berterusan serta kepada kerajaan dan pihak berkuasa pengawal selia atas panduan dan keperihatinan mereka. Tidak lupa juga, saya ingin merakamkan perhargaan kepada kesemua pekerja atas dedikasi dan iltizam mereka sepanjang tahun kewangan.

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors ("Board"), I am pleased to present the Annual Report and Audited Financial Statements of Amsteel Corporation Berhad for the financial year ended 30 June 2005.

FINANCIAL PERFORMANCE

With the divestment of the Parkson retail operations in the previous year, the Group recorded a significantly lower revenue and profit from operations of RM447.7 million and RM199.5 million respectively.

Nevertheless, the performance of our property division continues to show improvement and a higher revenue of RM248.2 million was recorded as against RM190.4 million last year.

After accounting for finance costs, share in results of associated companies, taxation and minority interests, the Group posted a profit of RM6.6 million for the financial year.

CORPORATE DEVELOPMENT

As part of the Group's rationalisation exercise to dispose of non-core businesses and to reduce its borrowings, the Group has completed the disposal of two subsidiaries, namely Lion Seremban Parade Sdn Bhd and Lion Ipoh Parade Sdn Bhd on 10 May 2005 and 30 June 2005 respectively.

REVIEW OF OPERATION

Property Division

The growth of the Malaysian economy is expected to taper to about 5% this year in view of the persistent escalation of oil prices and inflationary pressures brought about by lower demand. In the residential properties sector, demand for affordable houses in choice locations remained strong, made easier by low interest rates and attractive loan packages. However, in line with the lower growth rate and the slowdown in the local construction sector, the local properties market is expected to register slower growth this year.

For the year under review, the property division generated a revenue of RM248.2 million, up 30.4% from last year's RM190.4 million. In tandem with the higher revenue, operating profit surged to RM45.9 million from RM8.0 million recorded last year. The better performance arose from higher billings for our Bandar Bukit Mahkota project which generated good response from buyers for the various types of residential units launched in the earlier years.

Bandar Bukit Mahkota – Bangi, Selangor

Bandar Bukit Mahkota, located close to the Kuala Lumpur International Airport ("KLIA") and Putrajaya, is a 12-minute drive from the Sungai Besi Toll, Kuala Lumpur and is directly accessible via the dedicated Putra Mahkota Interchange. This self-contained 1,288-acre township offers quality country living with a planned commercial centre, hotel and hypermarket. It also offers 61 acres of landscaped gardens and lakes together with a 12-acre clubhouse.

Since its commencement, more than 4,200 units of affordable residential properties have been launched. A total of 3,768 units have been sold representing a take-up rate of 90%. During the year, a further 351 units comprising double storey terrace, semi-detached bungalows as well as cluster homes with a gross development value of RM80.2 million were sold following the encouraging response from the market for similar products in the previous year. Todate a total of 3,211 units have been completed and delivered to purchasers.

Bandar Akademia – Lenggeng, Negeri Sembilan

Located approximately 53 km from Kuala Lumpur on the south-bound Kuala Lumpur-Seremban Highway, this mixed residential and commercial project is situated on 1,827 acres of freehold land. When completed, it will feature a mix of residential units and a planned business park complete with schools and campus for an institution of higher learning.

During the year, this highly successful project continues to generate a steady flow of revenue and income for the division. Todate more than 4,300 units of bungalow lots have been sold with a sales value in excess of RM400 million and all sold units have been completed and delivered to purchasers.

Bandar Baru Brooklands – Banting, Selangor

Located about 15 km from KLIA, it is in close proximity with Putrajaya, Cyberjaya, Multimedia Super Corridor and the south-bound expressway. Sited on 2,169 acres of freehold land, Bandar Baru Brooklands has 925 acres converted for development into mixed residential and commercial units.

Todate more than 440 units of bungalow lots and 41 residential units have been sold. Plans are in place to launch 373 units of single storey and 259 units of double storey houses in the next financial year. It is envisaged that the take-up rate for these affordable units will be good.

Lion Industrial Park – Beranang, Selangor

Located in the vicinity of Beranang town, easy access is available to the North-South Expressway via Kajang, Bangi or Nilai. Covering 277 acres of freehold land, the development includes industrial lots, low cost terraced factories and double storey shop offices with lot sizes ranging from 0.79 acres to 6.15 acres catering to small and medium sized industries.

Todate, 148 acres of the 178 acres of industrial lots launched have been sold and delivered to purchasers.

Mixed Development – Chembong, Negeri Sembilan

Located about 4 km from Rembau, 15 km from Senawang Industrial area and 18 km from Seremban, it is accessible from both the Seremban-Tampin trunk road and the North-South Expressway. Located on 556 acres of freehold land, about 50 acres are being planned for the initial phase of development comprising 568 units of terrace houses and 31 units of shops. The first phase of this project is scheduled to be launched in the coming financial year.

Property Management

The Group's two shopping complexes, located in Seremban and Ipoh, generated rental revenue of RM30.2 million with occupancy rate of approximately 90%. During the financial year, the Group has discontinued its activity in the management of shopping complexes following the disposals of Lion Seremban Parade Sdn Bhd and Lion Ipoh Parade Sdn Bhd.

Hotel and Golf

The Group operates two hotels, namely Century Mahkota Hotel in Melaka and Swiss-Belhotel Changchun in China. The Century Mahkota Hotel offers resort-styled suites and convention facilities. The Swiss-Belhotel Changchun, located at Changchun, China, recorded 90% average occupancy rate following an increase in visitor arrivals and improvement in the domestic economy.

The Group also operates Tiara Melaka Golf and Country Club in Melaka. Located on 470 acres of land, this mixed development consists of bungalow lots and condominiums spread around the 27-hole international class golf course.

Other Operations

This division's businesses include other smaller operating units mainly involved in plantation, steel related, provision of security and transportation services. In line with the Group Wide Restructuring Scheme, the Group will continue to rationalise these businesses to further pare down its debts.

PROSPECTS

The Malaysian economic growth is expected to moderate in 2005 with concerns on the impact of the persistent high oil prices on the global economy. Despite this, the Group will continue to focus its resources towards enhancing the performance of its property development projects and rationalising its other operations in the next financial year.

BOARD OF DIRECTORS

Mr Pee Kang Seng resigned from his executive position of Managing Director of the Company on 22 February 2005. The Board wishes to record its appreciation to Mr Pee for his past contributions to the Company.

The Board would like to extend its warm welcome to Mr Ong Kek Seng on his appointment as the Managing Director of the Company.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to take this opportunity to express our sincere gratitude and appreciation to our valued customers, shareholders, financiers and business associates for their continued confidence and support and to the Government and regulatory authorities for their guidance and understanding. Last but not least, I would like to record our appreciation to all our employees for their dedication and commitment throughout the year.

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
Chairman

主席报告

我谨代表董事部，欣然提呈截至2005年6月30日的会计年度内，合钢实业有限公司的常年报告和经审核会计报告。

财务业绩

在上一年完成脱售百盛零售业之后，本集团的营业额和营业利润显著减少，分别是4亿4千770万令吉和1亿9千950万令吉。

虽然如此，我们产业组的业绩持续有所进步，在本会计年度内的营业额共获取2亿4千820万令吉，比上一年度的1亿9千40万令吉为高。

在扣除融资成本、分享联号公司的业绩、税务以及少数股东利益之后，本集团在本会计年度的利润是660万令吉。

企业发展

为配合本集团的合理化措施、脱售非核心业务和减少借贷，本集团完成脱售两家子公司，即分别在2005年5月10日和2005年6月30日脱售金狮芙蓉百利私人有限公司和金狮怡保百利私人有限公司。

业务检讨

产业组

基于石油价格高涨以及需求减少带来通货膨胀压力，马来西亚今年的经济成长率，预料将下跌至大约5%。在住宅产业方面，市场对价格实惠及地点优质的房屋需求仍然殷切，再加上低利率和具吸引力的贷款配套，更进一步的促进需求量。但由于本地建筑业的成长率下降，预料本地的房地产市场的成长率将会放缓。

在本会计年度内，产业组的营业额计共2亿4千820万令吉，比上一年度的1亿9千40万令吉显着的增加了30.4%。随着营业额的增加，营业利润跃增至4千590万令吉，而上一年度只有800万令吉。这令人满意的业绩主要来自于Bandar Bukit Mahkota建屋计划收入的增加。该建屋计划在前几年已推展各种住宅单位，并获得购屋者的良好反应。

Bandar Bukit Mahkota - 雪兰莪州万宜

坐落在吉隆坡国际机场和布城之间的中心地带，距离新街场收费站只有12分钟的车程，可以经由Putra Mahkota交通枢纽直接进入。这个独立自足、面积1千288依格的市镇，提供高素质的郊区居住环境，并备有策划良好的商业中心、酒店和霸级市场。此市镇也拥有占地61依格绿草如茵的公园和湖泊，另外还有一个占地12依格的俱乐部。

自推展以来，我们总共推出超过4千200个价格实惠的住宅单位。迄今已经售出3千768个单位，销售率达到90%。在这一年内，继往年市场对此住宅单位的殷切反应，本年度又出售351个单位，总发展值为8千20万令吉，包括双层排屋、半独立式洋房以及组屋。迄今已完成3千211个单位，并已移交给买主。

Bandar Akademia - 森美兰州宁宜

位于隆芙大道南端，距离吉隆坡约53公里。这是一个住宅与商业区混合计划，坐落在一片1千827依格的永久地契土地上。在完工后，将有住宅单位和计划周密的商业区，并设有完善的教育设备，包括学校以及一座高等学府。

在本会计年度内，这成绩骄人的计划持续为产业组带来稳定的收入。迄今已售出超过4千300个独立式洋楼地段，销售价值超过4亿令吉。所有出售单位已经完工，并已移交给买主。

Bandar Baru Brooklands - 雪兰莪州万津

坐落在吉隆坡国际机场约15公里，并靠近布城、赛柏再也、多媒体超级走廊以及南端大道。Bandar Baru Brooklands总共有2千169依格永久地契土地，其中925依格已发展成为住宅与商业单位的综合房屋地产。

迄今为止，总共440个单位的独立式洋楼地段以及41个住宅单位已经售出。本集团在下一个会计年度计划推出373个单位的单层排屋和259个单位的双层排屋，并预料这些单位将达到良好的购买率。

金狮工业园 - 雪兰莪州巴玲珑

坐落在巴玲珑市中心，可经由南北大道再通过加影、万宜或汝来进入。这项发展计划拥有277依格永久地契土地，所发展的地段包括工业地段、廉价毗连式工厂以及双层店屋/办公室，每个地段面积从0.79依格到6.15依格不等，以迎合中小型工业的需求。

迄今推展的178依格的工业地段中，148依格已经售出。所有售出单位都已全部完工并移交给买主。

综合发展区 - 森美兰州 Chembong

坐落在距离林茂约4公里，距离森那旺工业区约15公里及距离芙蓉约18公里，可以从芙蓉-淡边主干公路或南北大道进入。共占556依格永久地契土地，在最初阶段将发展大约50依格的土地，包括568个单位排屋和31个单位店屋。这项计划的第一阶段预定在下一个会计年度推展。

产业管理

本集团的两座购物大厦分别坐落在芙蓉和怡保，它们为本集团赚取大约 3 千 20 万令吉的租金收入，租用率约 90%。 在本会计年度，随着脱售金狮芙蓉百利私人有限公司和金狮怡保百利私人有限公司，本集团停止管理购物大厦的活动。

酒店与高尔夫球场

本集团共管理两家酒店，即在马六甲的皇冠酒店和在中国长春的吉林车城花园酒店。前者提供度假村式的套房和会议设施。后者在随着旅客增加以及当地经济情况改善，其住客率平均达到 90%。

本集团也经营坐落在马六甲的 Tiara Melaka Golf and Country Club。这个综合发展区占地 470 依格，拥有 27 洞的国际级高尔夫球场，周围分布着独立式洋房地段及高级公寓。

其他业务

本集团的业务包括其他较小规模的营业单位，主要涉及园丘，钢铁相关业务和提供保安及交通服务。为配合整个金狮总集团的重组计划，本集团将继续使这些业务合理化，以进一步减少债务。

展望

随着石油价格持续高涨对全球经济所产生的影响，在 2005 年，预料马来西亚的经济成长率将会放缓。尽管如此，在下一个会计年度，本集团将继续把资源集中在提升产业组的表现，以及将其他业务合理化。

董事部

彭江生先生已于 2005 年 2 月 22 日辞去董事经理职位，我借此机会感谢他在任职期间对本公司的贡献。

我谨代表董事部热烈欢迎我们新委任的董事经理，王克成先生。

鸣谢

我谨代表董事部，对我们尊贵的客户、股东、金融家及商业伙伴表达真诚的谢忱，感谢他们继续支持我们和对我们有信心。我也要感谢政府部门和执法机构的指导与谅解。最后，我要感谢全体员工一年来的贡献。

主席
JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM

FINANCIAL STATEMENTS

2005

For The Financial Year Ended 30 June 2005

DIRECTORS' REPORT

The Directors have pleasure in submitting their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiary companies are shown in Note 12 to the financial statements.

There have been no significant changes during the financial year in the activities of the Company and of its subsidiary companies except for the disposal of subsidiary companies during the financial year as disclosed in Notes 4 and 12 to the financial statements.

FINANCIAL RESULTS

	GROUP RM'000	COMPANY RM'000
Profit/(Loss) after taxation	9,800	(14,143)
Minority interests	(3,186)	–
Net profit/(loss) for the financial year	6,614	(14,143)

DIVIDENDS

The Directors do not recommend any dividend payment in respect of the financial year ended 30 June 2005.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the notes to the financial statements.

SHARE CAPITAL

There was no increase in the issued and paid-up capital of the Company during the financial year.

DIRECTORS

The Directors who served since the date of the last report are:

Jen (B) Tan Sri Dato' Zain Mahmud Hashim
Ong Kek Seng (Appointed on 17.3.05)
Tan Sri William H.J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee
Pee Kang Seng @ Lim Kang Seng (Resigned on 22.2.05)

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim and Mr M. Chareon Sae Tang @ Tan Whye Aun retire by rotation and, being eligible, offer themselves for re-election.

In accordance with Article 99 of the Company's Articles of Association, Mr Ong Kek Seng who was appointed during the year, retires and, being eligible, offers himself for re-election.

In accordance with Section 129 of the Companies Act, 1965, Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim who had attained the age of 70 years shall retire and seek re-appointment as Director under the provisions of the said Act to hold office until the next annual general meeting.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than those disclosed in the financial statements) by reason of a contract made by the Company or a related corporation with any Director or with a firm of which a Director is a member or with a company in which a Director has a substantial financial interest save and except for fees for professional services paid to a firm of which Mr M. Chareon Sae Tang is the sole proprietor in his capacity as an advocate and solicitor and except for any benefit which may be deemed to have arisen by virtue of the balances and transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 33 to the financial statements.

Except as disclosed below, neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate:

i) share options granted pursuant to the Executive Share Option Scheme (further details are disclosed under Directors' Interests);

ii) a multiple call option to purchase RM66.6936 million redeemable convertible unsecured loan stocks ("Option RCULS") in Lion Diversified Holdings Berhad ("LDHB") granted to Tan Sri William H.J. Cheng for a consideration of RM66.6936 million for the RM66.6936 million Option RCULS at any time between 1 June 2004 and 15 December 2006 including any shares in LDHB as may be converted from the Option RCULS; and

iii) a double put option to require Tan Sri William H.J. Cheng to purchase from the Company, (a) RM33.3468 million Option RCULS for a consideration of RM33.3468 million on 15 December 2005 ("1st Option") and (b) RM33.3468 million Option RCULS for a consideration of RM33.3468 million or RM66.6936 Option RCULS for a consideration of RM66.6936 million if the 1st Option is not exercised, on 15 December 2006, including any shares in LDHB as may be converted from the respective Option RCULS.

DIRECTORS' INTERESTS

The Directors' interests in shares in the Company are as follows:

	Number of ordinary shares			
	As at 1.7.2004	**Additions**	**Disposals**	**As at 30.6.2005**
Direct interest in shares				
Tan Siak Tee	10,000	–	–	10,000
Indirect interest in shares				
Tan Sri William H.J.Cheng	715,203,122	–	86,161,400	629,041,722

In addition to the above, the following Director is also deemed to have an interest in shares in the Company by virtue of options granted to him pursuant to the Executive Share Option Scheme of the Company:

	Options over ordinary shares			
	As at 1.7.2004	Granted	Exercised	As at 30.6.2005
Jen (B) Tan Sri Dato' Zain Mahmud Hashim	35,000	–	–	35,000

The Directors' interests in shares in related companies are as follows:

	Nominal value per preference share	Number of shares			
		As at 17.3.2005	Additions	Disposals	As at 30.6.2005
Direct interest in shares					
Ong Kek Seng					
Hy-Line Berhad	RM1,000	1	–	–	1

	Nominal value per ordinary share	Number of shares			
		As at 1.7.2004	Additions	Disposals	As at 30.6.2005
Indirect interest in shares					
Tan Sri William H.J. Cheng					
Ambang Maju Sdn Bhd	RM1.00	70,000	–	–	70,000
Ayer Keroh Resort Sdn Bhd	RM1.00	20,000,000	–	–	20,000,000
Bungawang Sdn Berhad	RM1.00	25,000	–	–	25,000
Crystavel Sdn Bhd (In Liquidation - Voluntary)	RM1.00	998	–	–	998
Davids Warehousing Sdn Bhd (In Liquidation - Voluntary)	RM1.00	4,080,000	–	–	4,080,000
Dwiwater Sdn Bhd	RM1.00	5,252	–	–	5,252
Kobayashi Optical Sdn Bhd	RM1.00	700,000	–	–	700,000
Lion Mutiara Parade Sdn Bhd	RM1.00	6,000,000	–	–	6,000,000
Lion Plantations Sdn Bhd	RM1.00	8,000,000	–	–	8,000,000
Salient Care Sdn Bhd	RM1.00	1,400,000	–	–	1,400,000
Secom (Malaysia) Sdn Bhd	RM1.00	5,100,000	–	–	5,100,000
Visionwell Sdn Bhd	RM1.00	16,000,000	–	–	16,000,000
Masoni Investment Pte Ltd	SGD1.00	9,500,000	–	–	9,500,000
P T Amsteel Securities Indonesia	Rp1,000	9,350,000	–	–	9,350,000
P T Kebunaria	Rp1,000,000	17,000	–	–	17,000

	Nominal value per preference share	Number of shares			
		As at 1.7.2004	Additions	Disposals	As at 30.6.2005
Lion Mutiara Parade Sdn Bhd	RM0.01	8,400,000	–	–	8,400,000
Hy-Line Berhad	RM1,000	2,483	–	–	2,483

Investments in the People's Republic of China	Currency	As at 1.7.2004	Additions	Disposals	As at 30.6.2005
Jilin Motor City Park Hotel Co Ltd	Rmb	60,000,000	–	–	60,000,000
Shanghai Lion Food Industry Co Ltd (Dissolved on 8 July 2005)	USD	14,068,200	–	–	14,068,200

Other than as disclosed above, the Directors of the Company do not have any other interest in the shares in the Company or its related companies.

EXECUTIVE SHARE OPTION SCHEME ("ESOS")

The ESOS for the eligible executives and executive Directors of the Group was approved by the shareholders of the Company on 2 November 2000. The ESOS was implemented on 8 February 2001 and will expire on 7 February 2006.

The salient features and other terms of the ESOS are disclosed in Note 28 to the financial statements.

The person to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other Company.

Details of options granted to Directors are disclosed in the section on Directors' Interests in this report.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad receivables and the making of allowance for doubtful receivables and satisfied themselves that all known bad receivables had been written off and that adequate allowance had been made for doubtful receivables; and

(b) to ensure that any current assets which were unlikely to realise in the ordinary course of business, their value as shown in the accounting records had been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad receivables or the amount of allowance for doubtful receivables in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability in respect of the Group or of the Company which has arisen since the end of the financial year.

Except as disclosed in the financial statements, no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(a) except as disclosed in the financial statements, the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) except as disclosed in the financial statements, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

Signed in accordance with a resolution of the Directors dated 20 September 2005.

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
Chairman

ONG KEK SENG
Managing Director

Kuala Lumpur

CONSOLIDATED INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	2005 RM'000	2004 RM'000	2005 USD'000
Revenue	2			
- continuing operations		**447,724**	381,632	117,822
- discontinued operations	3	**–**	2,039,409	–
		447,724	2,421,041	117,822
Other operating income		**65,943**	96,784	17,353
Changes in inventories		**311**	20,120	82
Raw materials and consumables used		**(14,104)**	(12,344)	(3,711)
Property development expenditure	17(b)	**(130,308)**	(96,654)	(34,292)
Purchase of trading goods		**(11,288)**	(1,626,246)	(2,971)
Gain on disposal of discontinued operations	3	**–**	79,926	–
Loss on disposal of subsidiary companies	4	**(2,682)**	–	(706)
Staff costs	5	**(21,092)**	(104,973)	(5,551)
Depreciation and amortisation expenses		**(16,020)**	(63,058)	(4,216)
Other operating expenses		**(119,002)**	(383,605)	(31,315)
Profit from operations	6			
- continuing operations		**199,482**	171,518	52,495
- discontinued operations	3	**–**	159,473	–
		199,482	330,991	52,495
Finance costs	7	**(195,601)**	(205,354)	(51,474)
Share in results of associated companies		**(565)**	1,034	(148)
Profit before taxation		**3,316**	126,671	873
Taxation	8			
- Company and subsidiary companies		**10,001**	(51,013)	2,632
- associated companies		**(3,517)**	(8,355)	(926)
		6,484	(59,368)	1,706
Profit after taxation		**9,800**	67,303	2,579
Minority interests		**(3,186)**	(43,586)	(838)
Net profit for the financial year		**6,614**	23,717	1,741
		Sen	**Sen**	**Cents**
Earnings per share	9	**0.5**	1.8	0.1
Dividend per share		**–**	–	–

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2005

	Note	2005 RM'000	2004 RM'000	2005 USD'000
PROPERTY, PLANT AND EQUIPMENT	10	**558,740**	714,114	147,037
ASSOCIATED COMPANIES	11	**178,860**	197,050	47,068
INTEREST IN JOINT-VENTURES	13	**31**	31	8
INVESTMENT PROPERTIES	14	**–**	225,713	–
INVESTMENTS	15	**1,411,740**	1,291,918	371,511
DEFERRED EXPENDITURE	16	**160**	217	42
LAND HELD FOR PROPERTY DEVELOPMENT	17(a)	**360,510**	284,919	94,871
GOODWILL ON CONSOLIDATION	18	**52,460**	58,193	13,805
DEFERRED TAX ASSETS	32	**2,762**	2,741	727
		2,565,263	2,774,896	675,069
CURRENT ASSETS				
Investments	15	**61,512**	95,767	16,187
Property development costs	17(b)	**198,118**	187,270	52,136
Inventories	19	**150,036**	87,761	39,483
Receivables	20	**651,408**	706,164	171,423
Tax recoverables		**28,317**	5,655	7,452
Deposits, cash and bank balances	21	**278,774**	146,749	73,362
		1,368,165	1,229,366	360,043
CURRENT LIABILITIES				
Payables	22	**494,628**	487,406	130,165
Finance lease liabilities	23	**98**	175	25
Provisions	24	**16,739**	21,678	4,405
Bank overdraft	25	**–**	7,664	–
ACB Bonds and USD Debts	26	**298,033**	591,936	78,430
Short term borrowings	27	**76,045**	82,451	20,012
Tax liabilities		**17,160**	30,813	4,516
		902,703	1,222,123	237,553
NET CURRENT ASSETS		**465,462**	7,243	122,490
		3,030,725	2,782,139	797,559
Financed by:				
SHARE CAPITAL	28	**1,331,175**	1,331,175	350,309
RESERVES	29	**(1,100,396)**	(1,117,726)	(289,578)
SHAREHOLDERS' FUNDS		**230,779**	213,449	60,731
MINORITY INTERESTS		**24,307**	51,977	6,396
ACB BONDS AND USD DEBTS	26	**2,739,580**	2,486,839	720,942
LONG TERM BORROWINGS	31	**6,341**	669	1,669
FINANCE LEASE LIABILITIES	23	**191**	293	50
DEFERRED LIABILITIES		**8,123**	8,097	2,138
DEFERRED TAX LIABILITIES	32	**21,404**	20,815	5,633
		3,030,725	2,782,139	797,559
		Sen	**Sen**	**Cents**
Net tangible assets per ordinary share		**13**	12	3

The accompanying notes form an integral part of the financial statements.

COMPANY INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	2005 RM'000	2004 RM'000	2005 USD'000
Revenue	2	**192,995**	234,898	50,788
Other operating income		**–**	8,460	–
Staff costs	5	**(864)**	(784)	(227)
Depreciation and amortisation expenses		**(157)**	(147)	(41)
Other operating expenses		**(29,949)**	(8,443)	(7,882)
Profit from operations	6	**162,025**	233,984	42,638
Finance costs	7	**(178,074)**	(197,655)	(46,862)
(Loss)/Profit before taxation		**(16,049)**	36,329	(4,224)
Taxation	8	**1,906**	(11,430)	502
Net (loss)/profit for the financial year		**(14,143)**	24,899	(3,722)
		Sen	**Sen**	**Cents**
Dividend per share		–	–	–

The accompanying notes form an integral part of the financial statements.

COMPANY BALANCE SHEET

AS AT 30 JUNE 2005

	Note	2005 RM'000	2004 RM'000	2005 USD'000
PROPERTY, PLANT AND EQUIPMENT	10	**373**	434	98
ASSOCIATED COMPANIES	11	**115,406**	115,406	30,370
SUBSIDIARY COMPANIES	12	**455,121**	455,121	119,769
INVESTMENTS	15	**1,347,399**	1,234,965	354,579
		1,918,299	1,805,926	504,816
CURRENT ASSETS				
Investments	15	**61,512**	95,767	16,187
Receivables	20	**3,886,657**	4,727,520	1,022,805
Tax recoverable		**6,902**	–	1,816
Deposits, cash and bank balances	21	**161,013**	14,212	42,372
		4,116,084	4,837,499	1,083,180
CURRENT LIABILITIES				
Payables	22	**1,471,565**	2,019,343	387,256
Finance lease liabilities	23	**51**	48	13
ACB Bonds and USD Debts	26	**309,690**	600,533	81,497
Tax liabilities		**–**	4,258	–
		1,781,306	2,624,182	468,766
NET CURRENT ASSETS		**2,334,778**	2,213,317	614,414
		4,253,077	4,019,243	1,119,230
Financed by:				
SHARE CAPITAL	28	**1,331,175**	1,331,175	350,309
SHARE PREMIUM		**230,188**	230,188	60,576
ACCUMULATED LOSSES		**(94,968)**	(80,825)	(24,992)
SHAREHOLDERS' FUNDS		**1,466,395**	1,480,538	385,893
ACB BONDS AND USD DEBTS	26	**2,786,629**	2,538,669	733,322
FINANCE LEASE LIABILITIES	23	**53**	36	15
		4,253,077	4,019,243	1,119,230

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	2005 RM'000	2004 RM'000	2005 USD'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation		**3,316**	126,671	873
Adjustment for non-cash items, interests and dividends	37(a)	**95,172**	97,162	25,045
Operating profit before working capital changes		**98,488**	223,833	25,918
Decrease/(Increase) in inventories		**2,448**	(46,778)	644
Decrease/(Increase) in property development costs		**(16,418)**	(22,308)	(4,321)
Increase in trade and other receivables		**(4,174)**	(247,215)	(1,099)
Increase in trade and other payables		**10,462**	160,723	2,753
Cash generated from operations		**90,806**	68,255	23,895
Tax paid		**(8,977)**	(19,834)	(2,362)
Net cash inflow from operating activities		**81,829**	48,421	21,533
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	37(c)	**(6,395)**	(60,903)	(1,683)
Purchase of investments		**(3,187)**	(559)	(838)
(Increase)/Decrease in land held for property development		**(5,063)**	32,884	(1,332)
Repayment from associated companies		**13,040**	45,906	3,431
Deferred expenditure incurred		**(9)**	(3,439)	(2)
Proceeds from disposal of property, plant and equipment		**7,106**	54,755	1,870
Proceeds from disposal of an associated company		**–**	226,850	–
Proceeds from disposal of investments		**15,410**	13,280	4,055
Proceeds from disposal of subsidiary companies	4	**220,684**	–	58,075
Proceeds from disposal of discontinued operations, net of cash and bank balances disposed	3	**–**	(71,625)	–
Dividend received		**4,836**	3,504	1,272
Interest received		**40,292**	22,840	10,603
Net cash inflow from investing activities		**286,714**	263,493	75,451

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT (Continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	2005 RM'000	2004 RM'000	2005 USD'000
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividend paid to minority interests		**(353)**	–	(93)
Net decrease in short term borrowings		**(5,753)**	(4,629)	(1,514)
Drawdown of long term borrowings		**5,018**	–	1,321
Redemption/repayment of bonds and USD debts		**(221,276)**	(400,256)	(58,231)
Repayment of other payables		**-**	(11,992)	–
Repayment of finance lease liabilities		**(179)**	–	(47)
Interest paid		**(14,733)**	(12,015)	(3,877)
Decrease in fixed deposits pledged		**1,466**	404	386
Decrease/(Increase) in fixed deposits earmarked for bonds and USD debts redemption		**14,310**	(10,195)	3,766
Net cash outflow from financing activities		**(221,500)**	(438,683)	(58,289)
Effect of exchange rate changes on cash and cash equivalents		**8,422**	–	2,217
Net increase/(decrease) in cash and cash equivalents		**155,465**	(126,769)	40,912
Cash and cash equivalents at beginning of the financial year		**117,476**	244,245	30,915
Cash and cash equivalents at end of the financial year	37(b)	**272,941**	117,476	71,827

The accompanying notes form an integral part of the financial statements.

COMPANY CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	2005 RM'000	2004 RM'000	2005 USD'000
CASH FLOWS FROM OPERATING ACTIVITIES				
(Loss)/Profit before taxation		**(16,049)**	36,329	(4,224)
Adjustment for non-cash items, interests and dividends	37(a)	**10,431**	(38,255)	2,745
Operating loss before working capital changes		**(5,618)**	(1,926)	(1,479)
Decrease/(Increase) in other receivables		**85,132**	(210,908)	22,403
Decrease in other payables		**(10,247)**	(4,999)	(2,695)
Net cash inflow/(outflow) from operating activities		**69,267**	(217,833)	18,229
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	37(c)	**(22)**	(3)	(6)
Repayment from subsidiary companies		**793,228**	136,501	208,744
Repayment from associated companies		**3,351**	–	882
Proceeds from disposal of investments		**15,410**	13,280	4,055
Proceeds from disposal of subsidiary companies		**–**	144,813	–
Proceeds from disposal of an associated company		**–**	201,997	–
Interest received		**313**	5,181	82
Dividend received		**23,797**	5,076	6,262
Net cash inflow from investing activities		**836,077**	506,845	220,019
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of finance lease liabilities		**(54)**	(60)	(14)
Repayment of other payables		**–**	(11,992)	–
Repayment to associated companies		**(6)**	(32,163)	(2)
Repayment to subsidiary companies		**(536,147)**	(47,482)	(141,091)
Redemption/repayment of bonds and USD debts		**(216,152)**	(180,350)	(56,610)
Interest paid		**(6,184)**	(4,447)	(1,899)
Decrease/(Increase) in fixed deposits earmarked for bonds and USD debts redemption		**7,297**	(10,342)	1,920
Net cash outflow from financing activities		**(751,246)**	(286,836)	(197,696)
Net increase in cash and cash equivalents		**154,098**	2,176	40,552
Cash and cash equivalents at beginning of the financial year		**3,710**	1,534	976
Cash and cash equivalents at end of the financial year	37(b)	**157,808**	3,710	41,528

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	Share capital RM'000	Reserves RM'000	Total RM'000
Balance at 1 July 2003	28, 29	1,331,175	(1,105,562)	225,613
Negative goodwill		–	11,331	11,331
Deficit on revaluation of investment properties offset against previous revaluation surplus		–	(4,201)	(4,201)
Net translation loss on equity of foreign subsidiary companies		–	(2,195)	(2,195)
Equity accounting for share of net assets of local associated companies		–	3,746	3,746
Equity accounting for share of net assets of foreign associated companies		–	4,240	4,240
Translation loss upon equity accounting for share of net assets of foreign associated companies		–	(2,649)	(2,649)
Realisation of reserve on disposal of associated companies		–	(24,161)	(24,161)
Realisation of reserve on disposal of subsidiary companies		–	(21,992)	(21,992)
Net profit for the financial year		–	23,717	23,717
Balance at 30 June 2004	28, 29	1,331,175	(1,117,726)	213,449
Negative goodwill		–	(124)	(124)
Revaluation surplus of investment properties		–	2,918	2,918
Net translation gain on equity of foreign subsidiary companies		–	7,867	7,867
Equity accounting for share of net assets of foreign associated companies		–	(1,944)	(1,944)
Realisation of reserve on liquidation of subsidiary companies		–	1,999	1,999
Net profit for the financial year		–	6,614	6,614
Balance at 30 June 2005	28, 29	1,331,175	(1,100,396)	230,779

The accompanying notes form an integral part of the financial statements.

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Share capital RM'000	Share premium RM'000	Accumulated losses RM'000	Total RM'000
Balance at 1 July 2003	1,331,175	230,188	(105,724)	1,455,639
Net profit for the financial year	–	–	24,899	24,899
Balance at 30 June 2004	1,331,175	230,188	(80,825)	1,480,538
Net loss for the financial year	–	–	(14,143)	(14,143)
Balance at 30 June 2005	1,331,175	230,188	(94,968)	1,466,395

The accompanying notes form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2005

1.1 Basis of preparation

The financial statements have been prepared under the historical cost convention, modified by the revaluation of certain property, plant and equipment, unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

As disclosed in Note 26 of the financial statements, the ACB Bonds and USD Debts of the Group and the Company which are repayable within the next 12 months amounted to RM298.0 million and RM309.7 million respectively. Under the Proposed Divestment Programme of the Group Wide Restructuring Scheme ("GWRS"), the Group and the Company had identified non-core and peripheral assets for divestment to repay these debts. In compliance with the programme, the Group and the Company are actively seeking potential buyers for these assets, and the Directors are of the view that the assets will be divested to meet its obligations.

Accordingly, the Directors consider it appropriate to prepare the financial statements of the Group and the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that may be necessary should the Group and the Company be unable to continue as a going concern.

The new applicable approved accounting standards adopted in these financial statements is Malaysian Accounting Standards Board ("MASB") 32: Property Development Activities. The adoption of MASB 32 does not have any material impact to the financial results of the Group for the current financial year.

1.2 Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year except those subsidiary companies which were placed under liquidation. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating activities so as to obtain benefits from their activities. For those subsidiary companies acquired for less than two years and have a different financial year end, their last audited financial statements are adjusted for significant transactions or events which have occurred after their financial year end to the Group's financial year end and the adjusted financial statements have been used for the purpose of consolidation.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed of during the financial year are included from the date of acquisition or up to the date of disposal. Intragroup transactions, balances and unrealised gains on transactions are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of subsidiary companies to ensure consistency of accounting policies with those of the Group. The difference between the acquisition cost and the fair values of the subsidiary companies' net assets is reflected as goodwill or negative goodwill.

Minority interest is measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the acquiree. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets together with any unamortised balance of goodwill on acquisition and exchange differences which were not previously recognised in the consolidated income statement.

(b) Goodwill and negative goodwill on consolidation

Goodwill represents the excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of subsidiary and associated companies at the date of acquisition. Negative goodwill represents the excess of the Group's share of the fair value of identifiable net assets acquired over the cost of acquisition. Goodwill and negative goodwill are amortised over a period of twenty-five years and goodwill is written down immediately through the income statement if there is a permanent diminution in its value. The policy for the recognition and measurement of impairment losses for goodwill is in accordance with Note 1.2(x).

(c) Associated companies

Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting. Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not a control over those policies.

Equity accounting involves recognising in the income statement of the Group's share in the results of associated companies for the financial year. The Group's investments in associated companies are carried in the balance sheet at an amount that reflects its share of the net assets of the associated companies and includes goodwill on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gain on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

When an associated company holds an ownership interest in the Group, any profit or loss and any increment or decrement of net assets of the Group which the associated company has accounted for in its financial statements, should be disregarded when the Group applies the equity method to account for its investment in the associated company.

(d) Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 1.2(x).

Freehold land and capital work-in-progress are not depreciated. Leasehold land and plantations are amortised over the period of the lease ranging from 20 years to 50 years.

Depreciation of other property, plant and equipment is provided on the straight line basis to write off the cost or valuation of each asset to its residual value over its estimated useful life.

The principal annual depreciation rates used are:

Buildings	2% - 10%
Plant and machinery	2% - 33.3%
Tools and equipment	10% - 20%
Furniture and office equipment	5% - 25%
Motor vehicles	13% - 20%

Any surplus arising from revaluation of property, plant and equipment are credited to the revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluation of the respective property, plant and equipment and any excess of the deficit is charged to the income statement.

Gains or losses arising from the disposal are determined by comparing the net proceeds with the carrying amount of the assets and are recognised in the income statement. On disposal of the property, plant and equipment, the balance of the revaluation reserve attributable to that property, plant and equipment is transferred directly to retained earnings.

Land and buildings are revalued at a regular interval of approximately once in every five years with additional valuations in the intervening years where market conditions indicate that the carrying values of the revalued land and buildings materially differs from the market values.

(e) **Finance leases/hire purchase**

A lease is recognised as finance lease if it transfers substantially to the Group all the risks and rewards incident to ownership. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the balance outstanding. The corresponding lease obligations, net of finance charges, are included in liabilities. The interest element of the finance charge is charged to the income statement over the lease period.

Property, plant and equipment acquired under finance leases/hire purchase are capitalised and depreciated in accordance with the depreciation policy set out in Note 1.2(d).

(f) **Operating leases**

Leases of assets where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on the straight line basis over the lease period.

(g) **Property development activities**

(i) **Land held for property development**

Land held for property development consist of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current assets and is stated at cost less accumulated impairment losses.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where the company had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount.

Land held for property development is transferred to property development costs, classified under current assets, when development activities have commenced and where the development activities can be completed within the Group's normal operating cycle.

(ii) **Property development costs**

Property development costs comprise costs associated with the acquisition of land and all costs directly attributable to development activities or that can be allocated on a reasonable basis to these activities.

When the outcome of the development activity can be reliably estimated, property development revenue and expenses are recognised by using the stage of completion method. The stage of completion is measured by reference to the proportion that property development costs incurred bear to the estimated total costs for the property development.

When the outcome of the development activity cannot be reliably estimated, property development revenue is recognised only to the extent of property development costs incurred that is probable will be recoverable. Property development costs on the development units sold are recognised when incurred.

Irrespective of whether the outcome of a property development activity can be reliably estimated, when it is probable that total property development costs (including expected defect liability expenditure) will exceed total property development revenue, the expected loss is recognised as an expense immediately.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value.

When revenue recognised in the income statement exceed billings to purchasers, the balance is shown as accrued billings under receivables within current assets. Where billings to purchasers exceed revenue recognised in the income statement, the balance is shown as progress billings under payables within current liabilities.

(h) Investment properties

Investment properties are investments in land and buildings held for long term purposes and are not occupied substantially for use by, or in the operations of the Group. Investment properties are stated at Directors' valuation less allowance for diminution in value and are not depreciated. The Directors' valuations are based on the latest valuation reports by independent firms of professional valuers using the open market value basis. The investment properties will be revalued at least once in every five years. Any surplus arising from revaluation of investment properties will be credited to the revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluations of the respective investment properties and any excess of the deficit is charged to the income statement.

On disposal of an investment property, the balance of the revaluation reserve attributable to that property is transferred directly to retained earnings.

(i) Investments

Investments in subsidiary and associated companies in the Company's financial statements are stated at cost. Where there is an indication of impairment in the value of the assets, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. The policy for the recognition and measurement of impairment losses is in accordance with Note 1.2(x).

Investment in other non-current investments are stated at cost less any allowance for diminution in its value to recognise any decline, other than a temporary decline in the value of the investment.

The Company's investment in Lion Corporation Berhad Bonds ("LCB Bonds") is stated at net present value of the bonds issued plus accreted interest, less redemption and any allowance that may be required for diminution in value. The accretion of interest on bond investment is recognised as interest income on the basis of their underlying yield to maturity.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

(j) Deferred expenditure

Deferred expenditure comprises pre-commercial production expenses, deferred charges and proprietary technology and patents.

Deferred charges are licence fees which represents the acquisition cost of the design and manufacture rights and pre-commercial production expenses that represents expenses incurred in the development of new and substantially improved products prior to commencement of commercial production.

Pre-commercial production expenses and deferred charges are amortised over a period not exceeding 10 years upon commencement of operations or commercial production. Proprietary technology and patents are stated at cost and are amortised on a straight line basis calculated to write off their costs over the expected period of future benefit which is estimated at 10 to 50 years.

Preliminary and pre-operating expenses are written off in the financial year it is incurred.

(k) Inventories

Marketable securities are stated at the lower of cost and net realisable value determined on a portfolio basis by its aggregate cost against its market value. Cost is determined on a first in-first out basis. Gains or losses on disposal of marketable securities and write down of marketable securities to market values are included in the income statement.

Completed property units for sale are valued at the lower of cost and net realisable value. Cost is determined using the specific identification method.

Other inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average or first in-first out basis or by specific identification method. The cost of raw materials, comprises the original purchase price plus costs incurred in bringing the inventories to their present locations and conditions. The cost of finished goods comprises raw materials, direct labour, other direct costs and appropriate proportion of production overheads.

(l) Construction contracts

Where the outcome of a construction contract can be reliably estimated, contract revenue and contract costs are recognised as revenue and expenses respectively by using the stage of completion method. The stage of completion is measured by reference to the proportion of contract costs incurred for work performed todate to the estimated total contract costs.

Where the outcome of a construction contract cannot be reliably estimated, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

When the total of costs incurred on construction contracts and recognised profits (less recognised losses) exceeds progress billings, the balance is classified as amount due from customers on contracts. When progress billings exceed the total of costs and recognised profits (less recognised losses), the balance is classified as amount due to customers on contracts.

(m) Receivables

Receivables are carried at anticipated realisable value. Bad receivables are written off in the period in which they are identified. Allowance for bad and doubtful receivables is made based on estimates of possible losses which may arise from non-collection of certain receivables.

(n) Payables

Payables are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(o) Income tax

Income tax on profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from business combination that is an acquisition, in which case deferred tax is included in the resulting goodwill or negative goodwill.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority.

(p) New planting, replanting and plantation development expenditure

Expenditure incurred, less proceeds on sales, on new planting are capitalised under long term leasehold land and plantations until maturity.

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

(q) Capitalisation of finance cost

Finance cost incurred on specific and identifiable borrowings used to acquire qualifying assets is capitalised until the assets are ready for their intended use. Capitalisation of finance cost is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(r) Revenue recognition

Revenue are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts, and after eliminating sales within the Group.

Revenue from construction contracts are recognised on the percentage of completion method (refer to accounting policy for construction contracts).

Revenue from sale of development properties are recognised on the percentage of completion method. The stage of completion is determined based on the proportion of development cost incurred todate against the total estimated cost on projects where the outcome of the projects can be reliably estimated and are in respect of sales where agreements have been finalised by the end of the financial year.

Revenue from sales of land under development and completed property units are recognised when the agreements are executed.

Revenue from dividend income is recognised when the shareholders' right to receive payment is established.

Revenue from rental and interest income is recognised on the accruals basis.

(s) Recognition of profit or loss in joint-ventures

A company in which the Group has joint control over its financial and operating policy decisions and not being a subsidiary or an associated company is treated as a joint-venture company.

The results of the joint-ventures are accounted for by the equity method of accounting based on the audited/management financial statements of the joint-ventures made up to 30 June of each financial year to coincide with the Company's financial year end. Under the equity method of accounting, the Group's equity in net earnings of the joint-venture is included currently in the consolidated results.

(t) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, bank overdraft, demand deposits and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

(u) Foreign currencies

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date or at contracted rates, where applicable. All exchange differences are included in the income statement, with the exception of exchange differences on loans obtained for acquiring property, plant and equipment which are capitalised until the assets are ready for their intended use.

Assets and liabilities of overseas subsidiaries, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the date of the transactions. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiaries are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and translated at the exchange rate ruling at the date of the transaction.

The closing rates used in the translation are as follows:

RM1	=	USD	0.26	(2004:	RM1	=	USD	0.26)
RM1	=	SGD	0.45	(2004:	RM1	=	SGD	0.45)
RM1	=	HKD	2.05	(2004:	RM1	=	HKD	2.06)
RM1	=	Peso	14.98	(2004:	RM1	=	Peso	14.99)
RM1	=	Rp	2,667	(2004:	RM1	=	Rp	2,545)
RM1	=	Rmb	2.18	(2004:	RM1	=	Rmb	2.18)

(v) Provisions

Provisions are recognised when the Group or the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimates.

Provision for restructuring costs is recognised when the Group and the Company have a detailed formal plan for restructuring which has been notified to affected parties.

(w) Borrowings

Borrowings are initially recognised based on the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost and any difference between net proceeds and redemption value is recognised in the income statements over the period of the borrowing using the effective yield method.

Interest incurred on specific and identifiable borrowings used to acquire plant and machinery is capitalised until the assets are ready for their intended use.

ACB Bonds and USD Debts are stated at net present value of bonds issued plus accreted interest, net of amortised issuance expenses. The accretion of interest on the bonds is recognised as interest expenses on the basis of their underlying cash yield to maturity.

(x) Impairment of assets

The carrying values of the assets, other than inventories, assets arising from construction contracts and financial assets (other than investment in subsidiary and associated companies), are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of the net selling price of an asset and its value in use, which is measured by reference to the present value of estimated future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

Impairment loss is recognised as an expense in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is used to reduce the revaluation surplus to the extent of previously recognised revaluation surplus for the same asset.

An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. The reversal is recognised in the income statement, unless it reverses an impairment loss on a revalued asset, in which case it is taken to equity.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

(y) Financial instruments

Financial instruments are recognised in the balance sheet when the Group has become a party to the contractual provisions of the instruments.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interests, dividends, gains and losses relating to a financial instrument classified as liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(z) Employee benefits

(i) Short term benefits

Wages, salaries, bonuses and social security contributions are recognised as expenses in the year in which the associated services are rendered by employees of the Group. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences. Short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

(ii) Defined contribution plans

The Group's contributions to defined contribution plans are charged to the income statement in the period to which they relate. Once the contributions have been paid, the Group has no further payment obligations.

(iii) Equity compensation benefits

The Group has in place an Executive Share Option Scheme for granting of share options to eligible executives and executive directors of the Group to subscribe for ordinary shares in the Company. The Group does not make a charge to the income statement in connection with share options granted. When such options are exercised, the nominal value of the shares subscribed for is credited to the share capital account and the balance of the proceeds net of any transaction costs, is credited to the share premium account.

2. REVENUE

Revenue of the Group represents sales of goods and services outside of the Group net of returns and allowances, the proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed, sales value of land under development, proportion of the total contract values attributable to the percentage of construction work performed, sales value of completed property units, gross rental incomes, dividends and interest income. Revenue of the Company comprises dividends and interest income.

An analysis of revenue is as follows:

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Sales of goods	**51,031**	2,069,361	**-**	-
Rendering of services	**34,215**	73,774	**-**	-
Property development	**175,787**	119,049	**-**	-
Dividend income	**6,251**	4,686	**33,050**	27,188
Interest income	**125,129**	126,380	**159,945**	207,710
Rental income	**48,035**	24,875	**-**	-
Others	**7,276**	2,916	**-**	-
	447,724	2,421,041	**192,995**	234,898

3. DISCONTINUED OPERATIONS

In the previous financial year, the Group disposed of its entire equity interest in the following companies ("Parkson Retail Companies") to Lion Diversified Holdings Berhad for an aggregate sale consideration of RM364.2 million and the settlement of the inter-company balances of RM104.1 million which was satisfied by cash payment of RM144.8 million, deferred cash payment of RM230.9 million and issuance of RM92.6 million nominal amount redeemable convertible unsecured loan stocks:

- 50% equity interest in Parkson Venture Pte Ltd comprising 7,400,000 ordinary shares of SGD1.00 each.
- 52% equity interest in Parkson Investment Pte Ltd comprising 5,200,000 ordinary shares of SGD1.00 each.
- 70% equity interest in Parkson Management Pte Ltd comprising 3,150,000 ordinary shares of SGD1.00 each.
- 70% equity interest in Parkson Supplies Pte Ltd comprising 70 ordinary shares of SGD1.00 each.
- 70% equity interest in Parkson Glomart Pte Ltd comprising 700,000 ordinary shares of SGD1.00 each.
- 100% equity interest in Parkson Pacific Pte Ltd comprising 2 ordinary shares of SGD1.00 each.
- 100% equity interest in Parkson Corporation Sdn Bhd comprising 50,000,002 ordinary shares of RM1.00 each.
- 100% equity interest in Xtra Supercenter Sdn Bhd comprising 500,000 ordinary shares of RM1.00 each.
- 100% equity interest in Serbadagang Holdings Sdn Bhd comprising 2 ordinary shares of RM1.00 each.
- 100% equity interest in Exonbury Limited comprising 2 ordinary shares of HKD1.00 each.

The effects of the disposal of the Parkson Retail Companies on the financial results of the Group were as follows:

	2004 RM'000
Revenue	2,039,409
Other operating income	48,928
Changes in inventories	20,723
Purchase of trading goods	(1,369,517)
Staff costs	(77,303)
Depreciation and amortisation expenses	(48,087)
Other operating expenses	(454,680)
Profit from operations	159,473
Finance costs	(10,725)
Share in results of associated companies	(955)
Profit before taxation	147,793
Taxation	(44,009)
Profit after taxation	103,784
Minority interests	(37,598)
Net profit for the financial year	66,186

The cash flows attributable to the Parkson Retail Companies during the period were as follows:

	2004 RM'000
Cash flows from operating activities	63,747
Cash flows from investing activities	(25,821)
Cash flows from financing activities	(37,383)
Total cash flows	543

The effects of the disposal of the Parkson Retail Companies on the financial position of the Group were as follows:

	2004 RM'000
Property, plant and equipment	485,692
Associated companies	11,276
Investments	3,053
Deferred expenditure	13,331
Inventories	166,517
Receivables	473,905
Deposits, cash and bank balances	184,033
Payables and provisions	(776,623)
Taxation	(13,096)
Short term borrowings	(56,552)
Reserve	(41,575)
Minority interests	(164,389)
Deferred tax liabilities	(1,271)
Net assets disposed	284,301

The net cash flow on the disposal of the Parkson Retail Companies to the Group were as follows:

	2004 RM'000
Net assets disposed	284,301
Gain on disposal to the Group	79,926
Total consideration	364,227
Settlement of amount due to subsidiary companies	104,076
Reclassification to investments	(92,630)
Reclassification to receivables	(263,265)
Less: Cash and cash equivalents disposed	(184,033)
Cash outflow on disposal net of cash and bank balances	(71,625)

The Parkson Retail Companies were operating in the following businesses and geographical segments:

Business segments

30 June 2004

	Retail and distribution RM'000	Investment holding and others RM'000	Consolidated RM'000
Revenue			
External sales	2,039,409	–	2,039,409
Results			
Segment results	140,156	14,240	154,396
Interest income			5,077
Profit from operations			159,473
Finance costs			(10,725)
Share in results of associated companies	(955)	–	(955)
Taxation			(44,009)
Profit after taxation			103,784
Minority interests			(37,598)
Net profit for the financial year			66,186
Other information			
Capital expenditure	42,052	3,367	45,419
Depreciation	45,763	–	45,763
Amortisation	2,324	–	2,324
Non-cash expenses other than depreciation, amortisation, impairment losses and allowance for diminution in value	12,360	2,059	14,419

Geographical segments:

30 June 2004

	Revenue RM'000	Capital expenditure RM'000
Malaysia	711,313	18,814
China	1,328,096	23,238
Other countries	–	3,367
	2,039,409	45,419

4. DISPOSAL OF SUBSIDIARY COMPANIES

On 20 August 2004, Lion Ipoh Parade Sdn Bhd ("LIPSB") and Lion Seremban Parade Sdn Bhd ("LSPSB"), both subsidiary companies of the Group, accepted letters of offer from TMW Lion GmbH, a wholly-owned subsidiary of TMW Asia Property Fund I GmbH and Co. KG, a German closed-end property fund for German institutional investors, for the proposed disposal of their shopping complex known as Ipoh Parade and Seremban Parade respectively ("Proposed Disposal of Parades").

Subsequently, on 8 November 2004, the Group entered into share sale and purchase agreements for the proposed disposal of LIPSB and LSPSB ("Proposed Disposal of Companies") for a cash consideration of RM220.7 million. The disposal of LSPSB and LIPSB were completed on 10 May 2005 and 30 June 2005 respectively as disclosed in Note 39 to the financial statements.

The Proposed Disposal of Parades are replaced by the Proposed Disposal of Companies.

As a consequence of the Proposed Disposal of Companies, the Group recognised impairment losses on these properties as follows:

	GROUP 2004 RM'000
Impairment losses:	
- off set against revaluation reserve	37,654
- charged to income statement	14,633
	52,287

The two subsidiary companies were operating in the Property segment in Malaysia.

The effects of the disposal of LSPSB and LIPSB on the financial results of the Group were as follows:

	2005 At date of disposal RM'000	2004 RM'000
Revenue	**30,190**	30,603
Other operating expenses	**(11,422)**	(28,505)
Profit from operations	**18,768**	2,098
Finance costs	**(7,557)**	(16)
Profit before taxation	**11,211**	2,082
Taxation	**171**	–
Net profit for the financial year	**11,382**	2,082

The cash flows attributable to LSPSB and LIPSB during the period were as follows:

	2005 At date of disposal RM'000	2004 RM'000
Cash flows from operating activities	**21,509**	18,024
Cash flows from investing activities	**634**	(3,020)
Total cash flows	**22,143**	15,004

The effects of the disposal of LSPSB and LIPSB on the financial position of the Group were as follows:

	2005 RM'000	2004 RM'000
Property, plant and equipment	**380**	437
Investment properties	**229,978**	225,713
Goodwill on consolidation	**2,301**	2,459
Inventories	**37**	46
Receivables	**2,393**	3,767
Cash and bank balances	**38**	35
Payables and provisions	**(11,444)**	(12,891)
Deferred tax liabilities	**(279)**	(215)
Net assets disposed	**223,404**	219,351

The net cash flow on the disposal of LSPSB and LIPSB to the Group were as follows:

	2005 RM'000
Net assets disposed	**223,404**
Loss on disposal to the Group	**(2,682)**
Total consideration	**220,722**
Less: Cash and cash equivalents disposed	**(38)**
Cash inflow on disposal net of cash and bank balances	**220,684**

5. STAFF COSTS

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Salaries, wages and bonuses	**13,111**	63,784	**771**	677
Defined contribution plans	**1,414**	8,852	**63**	73
Other staff related expenses	**6,567**	32,337	**30**	34
	21,092	104,973	**864**	784

Included in the staff costs of the Group and of the Company is the Executive Directors' remuneration as disclosed in Note 6(b) to the financial statements.

6. PROFIT FROM OPERATIONS

(a) Profit from operations is arrived at:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
After charging:				
Depreciation	**13,403**	58,681	**157**	147
Directors' remuneration (Note 6(b))	**557**	710	**557**	710
Auditors' remuneration	**329**	604	**35**	35
Amortisation of:				
- deferred expenditure	**66**	2,000	**–**	–
- goodwill on consolidation	**3,432**	3,538	**–**	–
Rental of land and buildings	**5,487**	49,717	**–**	–
Rental of equipment	**613**	–	**4**	5
Hire of plant and machinery	**–**	180	**–**	–
Allowance for:				
- inventories obsolescence	**–**	138	**–**	–
- doubtful receivables	**3,383**	2,457	**7,208**	–
Written off:				
- property, plant and equipment	**2,631**	10,694	**–**	–
- deferred expenditure	**–**	1,748	**–**	–
- inventories	**934**	–	**–**	–
- bad receivables	**10,917**	291	**–**	–
Allowance for diminution in value of investments	**25,045**	51,061	**17,912**	2,567
Provision for liquidated ascertained damages	**1,005**	3,671	**–**	–
Impairment losses for:				
- land held for property development	**–**	3,750	**–**	–
- investment properties	**–**	14,633	**–**	–
Loss on disposal of:				
- subsidiary companies	**2,682**	–	**–**	–
- investments	**75**	68	**75**	68
- property, plant and equipment	**821**	–	**–**	–
Loss on liquidation of subsidiary companies	**1,753**	2,359	**–**	–
Loss on foreign exchange:				
- realised	**3,063**	–	**39**	–
- unrealised	**–**	3,807	**–**	–
And crediting:				
Rental income	**51,676**	66,738	**–**	–
Interest income from:				
- subsidiary companies	**–**	–	**34,953**	81,391
- associated companies	**–**	24,231	**–**	24,231
- unquoted bonds	**111,576**	101,958	**111,576**	101,958
- others	**40,292**	24,387	**13,416**	130
Gross dividend from investments:				
Quoted in Malaysia	**6,717**	4,856	**6,250**	4,676
Unquoted in Malaysia				
- subsidiary companies	**–**	–	**26,800**	22,112
- associated companies	**–**	–	**–**	400
Quoted outside Malaysia	**–**	11	**–**	–

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Gain on disposal of:				
- subsidiary companies	–	–	–	3,794
- associated companies	–	24,254	–	–
- property, plant and equipment	–	693	–	–
- discontinued operations	–	79,926	–	–
Gain on foreign exchange:				
- realised	–	28	–	–
- unrealised	567	–	–	–
Allowance written back for:				
- doubtful receivables	–	3,741	–	–
- diminution in value for marketable securities	3,790	836	–	–
Amortisation of negative goodwill	881	1,161	–	–
Bad receivables recovered	1,832	–	–	–
Reversal of impairment losses for:				
- land held for property development	2,069	–	–	–
- investment properties	1,249	–	–	–

(b) Directors' remuneration

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Executive Directors				
Fees	5	35	5	35
Salaries and other emoluments	311	392	311	392
Benefits-in-kind	14	21	14	21
	330	448	330	448
Non-Executive Directors				
Fees	145	167	145	167
Salaries and other emoluments	63	63	63	63
Benefits-in-kind	19	32	19	32
	227	262	227	262
TOTAL	557	710	557	710

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of remuneration (RM)	Number of Directors 2005	Number of Directors 2004
25,000 and below	3	3
25,001 - 50,000	2	2
50,001 - 100,000	1	–
100,001 - 150,000	1	1
250,001 - 300,000	1 *	–
450,001 - 500,000	–	1

* *a Director who resigned during the financial year.*

7. FINANCE COSTS

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Interest expenses on				
- subsidiary companies' balances	–	–	**1,787**	7,481
- bank overdraft	**383**	928	–	–
- hire purchase	**26**	75	**13**	12
- term loans	**3,674**	4,467	–	–
- ACB Bonds and USD Debts	**165,653**	175,109	**51,710**	59,186
- ACB Debts	–	–	**109,125**	114,625
- others	**25,865**	24,775	**15,439**	16,351
	195,601	205,354	**178,074**	197,655

8. TAXATION

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Income tax:				
- Malaysian income tax	**(2,213)**	14,551	**5,100**	7,945
- Foreign tax	**13**	39,939	–	–
- Prior year	**(8,584)**	(1,241)	**(7,006)**	3,485
Deferred tax (Note 32):				
- Relating to origination and reversal of temporary differences	**804**	505	–	–
- Prior year	**(21)**	(2,741)	–	–
	(10,001)	51,013	**(1,906)**	11,430
Share in taxation of associated companies:				
- Malaysian	**3,517**	8,287	–	–
- Foreign	–	68	–	–
	(6,484)	59,368	**(1,906)**	11,430

A reconciliation of income tax expense applicable to profit/(loss) before taxation at the statutory income tax rate to income tax expense at effective income tax rate of the Group and the Company are as follows:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Profit/(Loss) before taxation	**3,316**	126,671	**(16,049)**	36,329

	GROUP 2005 %	GROUP 2004 %	COMPANY 2005 %	COMPANY 2004 %
Taxation at Malaysian statutory tax rate	**28**	28	**(28)**	28
Effect of difference in tax rate of 8%	**(9)**	(5)	–	–
Effect of different tax rates in other countries	**(55)**	12	–	–
Income not subject to tax	**(730)**	(26)	**(151)**	(4)
Expenses not deductible for tax purposes	**952**	38	**211**	–
Utilisation of tax losses and capital allowances	**(163)**	(3)	–	–
Deferred tax assets not recognised during the financial year	**41**	6	–	–
Overprovision of deferred tax assets in prior years	**(1)**	(2)	–	–
(Over)/Underprovision in prior year	**(259)**	(1)	**(44)**	7
	(196)	47	**(12)**	31

9. EARNINGS PER SHARE

Basic

Earnings per share for the Group is computed based on the Group's net profit for the financial year of RM6.6 million (2004: RM23.7 million) and weighted average number of ordinary shares in issue during the financial year of 1,331.18 million (2004: 1,331.18 million).

Diluted

The diluted earnings per share is not disclosed as the unissued ordinary shares granted to executive employees pursuant to the Company's ESOS have no dilutive effect as the exercise price is above the average market value of the Company's shares.

10. PROPERTY, PLANT AND EQUIPMENT

	Land, plantations and buildings RM'000	Plant, machinery, tools and equipment RM'000	Furniture and office equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
GROUP						
COST OR VALUATION						
At 1 July 2004	496,676	68,707	16,165	6,082	230,478	818,108
Additions	900	3,516	1,172	980	63	6,631
Disposals	–	(1,343)	(6)	(417)	(7,258)	(9,024)
Disposal of subsidiaries	–	(1,528)	(1,860)	–	–	(3,388)
Exchange difference	(66)	–	(1)	2	–	(65)
Reclassifications/transfer	(4,391)	1,288	252	–	(134,184)	(137,035)
Written off	–	(804)	(562)	(777)	(2,421)	(4,564)
At 30 June 2005	493,119	69,836	15,160	5,870	86,678	670,663
Representing items at:						
Cost	300,200	69,836	15,160	5,870	86,678	477,744
Valuation	192,919	–	–	–	–	192,919
	493,119	69,836	15,160	5,870	86,678	670,663

	Land, plantations and buildings RM'000	Plant, machinery, tools and equipment RM'000	Furniture and office equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
GROUP						
ACCUMULATED DEPRECIATION						
At 1 July 2004	31,764	53,445	10,999	3,649	–	99,857
Charge for the financial year	6,263	5,183	1,127	830	–	13,403
Disposals	–	(807)	(3)	(287)	–	(1,097)
Disposal of subsidiaries	–	(1,441)	(1,567)	–	–	(3,008)
Exchange difference	(5)	–	(1)	–	–	(6)
Reclassifications/transfer	3,163	1,553	(9)	–	–	4,707
Written off	–	(615)	(547)	(771)	–	(1,933)
At 30 June 2005	41,185	57,318	9,999	3,421	–	111,923
Representing items at:						
Cost	41,185	57,318	9,999	3,421	–	111,923
Valuation	–	–	–	–	–	–
	41,185	57,318	9,999	3,421	–	111,923
ACCUMULATED IMPAIRMENT LOSSES						
At 1 July 2004	4,137	–	–	–	–	4,137
Reclassification/transfer	(4,137)	–	–	–	–	(4,137)
At 30 June 2005	–	–	–	–	–	–
NET BOOK VALUE						
At 30 June 2005						
At cost	259,015	12,518	5,161	2,449	86,678	365,821
At valuation	192,919	–	–	–	–	192,919
	451,934	12,518	5,161	2,449	86,678	558,740
At 30 June 2004						
At cost	264,440	15,262	5,166	2,433	230,478	517,779
At valuation	196,335	–	–	–	–	196,335
	460,775	15,262	5,166	2,433	230,478	714,114
Depreciation charge for the financial year ended 30 June 2004	24,639	14,093	18,810	1,139	–	58,681

The net book value of property, plant and equipment acquired under hire purchase arrangements are as follows:

At 30 June 2005	–	328	–	397	–	725
At 30 June 2004	–	295	–	362	–	657

	Office equipment RM'000	Motor vehicles RM'000	Total RM'000
COMPANY			
COST			
At 1 July 2004	4	736	740
Additions	–	96	96
At 30 June 2005	4	832	836
ACCUMULATED DEPRECIATION			
At 1 July 2004	1	305	306
Charge for the financial year	–	157	157
At 30 June 2005	1	462	463
NET BOOK VALUE			
At 30 June 2005	3	370	373
At 30 June 2004	3	431	434
Depreciation charge for the financial year ended 30 June 2004	–	147	147

The net book value of property, plant and equipment acquired under hire purchase arrangements are as follows:

At 30 June 2005	–	99	99
At 30 June 2004	–	91	91

(a) Analysis of land, plantations and buildings are as follows:

	Freehold land, plantations and buildings RM'000	Long term leasehold land and buildings RM'000	Short term leasehold land and buildings RM'000	Total RM'000
GROUP				
COST OR VALUATION				
At 1 July 2004	245,525	204,656	46,495	496,676
Additions	–	–	900	900
Exchange difference	(66)	–	–	(66)
Reclassifications/transfer	(3,178)	(49,430)	48,217	(4,391)
At 30 June 2005	242,281	155,226	95,612	493,119
Representing items at:				
Cost	49,362	155,226	95,612	300,200
Valuation	192,919	–	–	192,919
	242,281	155,226	95,612	493,119
ACCUMULATED DEPRECIATION				
At 1 July 2004	2,782	28,982	–	31,764
Charge for the financial year	1,407	1,849	3,007	6,263
Exchange difference	(5)	–	–	(5)
Reclassifications/transfer	(973)	(20,131)	24,267	3,163
At 30 June 2005	3,211	10,700	27,274	41,185
Representing items at:				
Cost	3,211	10,700	27,274	41,185
Valuation	–	–	–	–
	3,211	10,700	27,274	41,185
ACCUMULATED IMPAIRMENT LOSSES				
At 1 July 2004	–	4,137	–	4,137
Reclassification/transfer	–	(4,137)	–	(4,137)
At 30 June 2005	–	–	–	–

	Freehold land, plantations and buildings RM'000	Long term leasehold land and buildings RM'000	Short term leasehold land and buildings RM'000	Total RM'000
GROUP				
NET BOOK VALUE				
At 30 June 2005				
At cost	46,151	144,526	68,338	259,015
At valuation	192,919	–	–	192,919
	239,070	144,526	68,338	451,934
At 30 June 2004				
At cost	46,408	171,537	46,495	264,440
At valuation	196,335	–	–	196,335
	242,743	171,537	46,495	460,775
Depreciation charge for the financial year ended 30 June 2004	8,917	15,722	–	24,639

(b) The valuations of freehold land and buildings were made by the Directors in the financial year 2002 based on independent valuation reports carried out by firms of professional valuers and surveyors on an open market value basis.

(c) The land title of certain freehold lands of the subsidiary companies have yet to be registered in its name.

(d) Property, plant and equipment with carrying values totalling RM0.5 billion (2004: RM0.6 billion) have been pledged as securities for bonds issued pursuant to the implementation of the GWRS.

11. ASSOCIATED COMPANIES

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Quoted shares - at cost (less accumulated amortisation of premium on acquisition of RM0.7 million (2004: RM0.6 million) for the Group)	**160,585**	160,565	**104,056**	104,056
Unquoted shares - at cost	**118,227**	118,264	**11,350**	11,350
Share in post acquisition reserves	**(81,952)**	(63,779)	**–**	–
	196,860	215,050	**115,406**	115,406
Impairment losses	**(18,000)**	(18,000)	**–**	–
	178,860	197,050	**115,406**	115,406
Market value - quoted shares	**44,163**	48,312	**19,263**	24,443

The Group's interest in the associated companies is analysed as follows:

	GROUP 2005 RM'000	GROUP 2004 RM'000
Share of net assets	**195,773**	213,909
Premium on acquisition less accumulated amortisation of RM0.7 million (2004: RM0.6 million)	**1,087**	1,141
	196,860	215,050
Impairment losses	**(18,000)**	(18,000)
	178,860	197,050

The Group's unrecognised share of losses of associated companies for the financial year are as follows:

	GROUP 2005 RM'000	GROUP 2004 RM'000
At beginning of the financial year	**(35,050)**	(28,829)
Share of losses not recognised during the financial year	**(11,154)**	(6,221)
At end of the financial year	**(46,204)**	(35,050)

Certain quoted and unquoted shares of the Group and of the Company amounting to RM272.0 million (2004: RM272.0 million) and RM115.4 million (2004: RM115.4 million) at cost respectively were pledged as securities for the bonds issued pursuant to the implementation of the GWRS.

The associated companies are:

Name of Company	Country of Incorporation	Holding in Equity 2005 %	Holding in Equity 2004 %	Accounting Year End	Principal Activities
Amalgamated Containers Berhad *	Malaysia	**1.33** **#27.61**	1.33 #27.61	30 June	Investment holding
Bonuskad Loyalty Sdn Bhd *	Malaysia	**25**	25	31 December	# Providing marketing services by means of "BonusLink Loyalty Programme"
Changchun Changlin Engine Co Ltd *	China	**49**	49	31 December	# Manufacture of engines
Changchun Changlin Motorcycle Co Ltd *	China	**49**	49	31 December	# Manufacture of motorcycles
CMS Steel Berhad *	Malaysia	**20**	20	31 December	Manufacture and sale of steel bars and wire rods

Name of Company	Country of Incorporation	Holding in Equity 2005 %	Holding in Equity 2004 %	Accounting Year End	Principal Activities
Davids Distribution Sdn Bhd * (under court liquidation)	Malaysia	**49.16**	49.16	30 June	# Ceased operation
Inverfin Sdn Bhd *	Malaysia	**20**	20	31 December	Property investment, office management and food and beverage catering
Lion Asia Investment Pte Ltd *	Singapore	**42.50**	42.50	30 June	# Investment holding
Lion Jianmin Pte Ltd *	Singapore	**30**	30	30 June	# Investment holding
Steel Industries (Sabah) Sdn Bhd *	Malaysia	**20**	20	31 December	Manufacturing and trading of steel bars
Silverstone Corporation Berhad	Malaysia	**28.99** **#18.83**	28.99 #18.83	30 June	Investment holding

\# *Holding in equity by subsidiary companies.*

* *Financial statements of associated companies as at 30 June 2005 not audited by Ong Boon Bah & Co.*

12. SUBSIDIARY COMPANIES

	COMPANY 2005 RM'000	COMPANY 2004 RM'000
Unquoted shares in Malaysia at cost	**942,774**	942,774
Impairment losses	**(487,653)**	(487,653)
	455,121	455,121
Unquoted shares outside Malaysia at cost	**2,236**	2,236
Impairment losses	**(2,236)**	(2,236)
	-	-
Total	**455,121**	455,121

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity 2005 %	2004 %	Principal Activities
Akurjaya Sdn Bhd	Malaysia	**100**	100	Investment holding, plantation management and property development
Amalgamated Rolling Mill Sdn Bhd	Malaysia	**100**	100	Trading of steel related products
Ambang Jaya Sdn Bhd	Malaysia	**100**	100	Investment holding
Amsteel Capital Holdings Sdn Bhd	Malaysia	**100**	100	Investment holding and provision of management services to its related companies
Amsteel Harta (L) Limited*	Malaysia	**100**	100	Treasury business
Amsteel Harta (M) Sdn Bhd	Malaysia	**100**	100	Managing of debts novated from the Company and certain of its subsidiary companies pursuant to the GWRS
Angkasa Marketing (Singapore) Pte Ltd*	Singapore	**100**	100	Investment holding
Avenel Sdn Bhd	Malaysia	**100**	100	Investment holding
Ayer Keroh Resort Sdn Bhd	Malaysia	**70**	70	Investment holding, property development and hotel business
Bungawang Sdn Berhad	Malaysia	**70**	70	Investment holding
Crystavel Sdn Bhd (In Liquidation - Voluntary)	Malaysia	**99.8**	99.8	Investment holding
Exuniq Sdn Bhd	Malaysia	**100**	100	Investment holding
Lion Metal Industries Sdn Bhd	Malaysia	**100**	100	Provision of storage facilities
Lion Plantations Sdn Bhd	Malaysia	**70**	70	Investment holding
Lion Tooling Sdn Bhd	Malaysia	**100**	100	Manufacture and sale of tools and dies
Mastrama Sdn Bhd	Malaysia	**100**	100	Investment holding
Megasteel HBI Sdn Bhd	Malaysia	**100**	100	Dormant
Singa Logistics Sdn Bhd	Malaysia	**100**	100	Provision of transportation services
Timuriang Sdn Bhd	Malaysia	**100**	100	Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2005 %	2004 %	Principal Activities
Visionwell Sdn Bhd	Malaysia	**80**	80	Investment holding and property development
Ambang Maju Sdn Bhd	Malaysia	**70**	70	# Investment holding
AMS Securities (S) Pte Ltd*	Singapore	**100**	100	# Ceased operation
Amcap Consultants Ltd*	Hong Kong	**100**	100	# Ceased operation
Amsteel Asset Management (M) Sdn Bhd* (In Liquidation - Voluntary)	Malaysia	**100**	100	# Dormant
Amsteel Equity Realty (M) Sdn Bhd*	Malaysia	**100**	100	# Property investment and management
Amsteel Finance (HK) Limited*	Hong Kong	**100**	100	# Ceased operation
Amsteel Holdings (HK) Limited*	Hong Kong	**100**	100	# Investment holding
Amsteel Holdings Philippines, Inc.*	Philippines	**100**	100	# Investment holding
Amsteel Research (HK) Ltd* (Dissolved)	Hong Kong	–	100	# Ceased operation
Amsteel Research (M) Sdn Bhd*	Malaysia	**100**	100	# Dormant
Amsteel Securities (Far East) Limited* (Dissolved)	United Kingdom	–	100	# Ceased operation
Amsteel Equity Capital Sdn Bhd*	Malaysia	**100**	83.78	# Ceased operation
Amsteel Securities Philippines, Inc.*	Philippines	**100**	100	# Ceased operation
Amsteel Strategic Investors Alliance, Inc.*	Philippines	**100**	100	# Ceased operation
Amsteel Venture Sdn Bhd (In Liquidation - Voluntary)	Malaysia	**100**	100	# Dormant
Andalas Development Sdn Bhd	Malaysia	**100**	100	# Property development
Angkasa Logistic Pte Ltd*	Singapore	**100**	100	# Transportation and logistic services
Anika Developments Sdn Bhd	Malaysia	**100**	100	# Contract management
Aquabio Holdings Sdn Bhd	Malaysia	**100**	100	# Investment holding
Araprop Development Sdn Bhd	Malaysia	**100**	100	# Property development

Name of Company	Country of Incorporation	Holding in Equity 2005 %	Holding in Equity 2004 %	Principal Activities
Bandar Akademia Sdn Bhd	Malaysia	**100**	100	# Real estate development
Bandar Akademia Corporation (M) Sdn Bhd	Malaysia	**100**	100	# Real estate development
Benecorp Sdn Bhd	Malaysia	**100**	100	# Operations of retail outlets selling clothes, apparels and related accessories
Budmouth Limited*	Hong Kong	**100**	100	# Investment holding
Chembong Malay Rubber Company (1920) Limited	United Kingdom	**100**	100	# Ceased operation
Cibber Limited*	Hong Kong	**100**	100	# Investment holding
Datavest Sdn Bhd	Malaysia	**100**	100	# Investment holding
Davids Warehousing Sdn Bhd* (In Liquidation - Voluntary)	Malaysia	**51**	51	# Ceased operation
Geldart Investment Pte Ltd*	Singapore	**100**	100	# Investment holding
Harbour Home Sdn Bhd	Malaysia	**100**	100	# Cultivation of rubber and oil palm
Henrietta Rubber Estate Limited	United Kingdom	**100**	100	# Ceased operation
Hiap Joo Chong Realty Sdn Bhd	Malaysia	**100**	100	# Investment holding
Hy-Line Berhad	Malaysia	**100**	100	# Operation and management of a golf and country club
Infojati Trading Sdn Bhd (In Liquidation - Voluntary)	Malaysia	**100**	100	# Dormant
Jilin Motor City Park Hotel Co Ltd*	China	**60**	60	# Ownership and operation of a hotel
Khidmat Kelana (M) Sdn Bhd	Malaysia	**100**	100	# Investment holding
KL Home, Garden & Leisure Centre Sdn Bhd	Malaysia	**100**	100	# Investment holding
Kobayashi Optical Sdn Bhd	Malaysia	**70**	70	# Ceased operation
Kobayashi Optical (S) Pte Ltd*	Singapore	**100**	100	# Dormant
Konming Investments Limited*	Hong Kong	**100**	100	# Investment holding
Kuala Pahi Development Company Limited	United Kingdom	**100**	100	# Ceased operation

Name of Company	Country of Incorporation	Holding in Equity 2005 %	2004 %	Principal Activities
Lion Commodities And Futures Trading Sdn Bhd	Malaysia	**100**	100	# Ceased business
Lion Ipoh Parade Sdn Bhd	Malaysia	**–**	100	# Property development and investment holding
Lion Mutiara Parade Sdn Bhd	Malaysia	**60**	60	# Property development
Lion Plaza Sdn Bhd*	Malaysia	**100**	100	# Property development
Lion Seatings Sdn Bhd	Malaysia	**100**	100	# Cultivation of oil palm and property development
Lion Seremban Parade Sdn Bhd	Malaysia	**–**	70	# Property development and property investment holding
Masbeef Sdn Bhd	Malaysia	**100**	100	# Investment holding
Masoni Investment Pte Ltd*	Singapore	**100**	100	# Investment holding
MBLI Bulking & Trading Pte Ltd*	Singapore	**100**	100	# Dormant
Natvest Parkson Sdn Bhd	Malaysia	**100**	100	# Investment holding
P T Amsteel Securities Indonesia*	Indonesia	**85**	85	# Ceased operation
P T Kebunaria*	Indonesia	**85**	85	# Cultivation of oil palm and processing of palm oil
Pacific Credit Leasing Sdn Bhd	Malaysia	**100**	100	# Cultivation of rubber and oil palm, and property development
Parkson's Holdings (S) Pte Ltd*	Singapore	**100**	100	# Investment holding
Parkson's Investments Limited* (1)	United Kingdom	**100**	100	# Dormant
Parkson Retail Consulting And Management Sdn Bhd	Malaysia	**100**	100	# Investment holding
Parkson Superstore (HK) Limited*	Hong Kong	**100**	100	# Dormant
Plantations Management Services (Sabah) Sdn Bhd	Malaysia	**100**	100	# Ceased operation
Romiti Limited*	Hong Kong	**100**	100	# Investment holding
Salient Care Sdn Bhd	Malaysia	**70**	70	# Dormant
Sea World Attraction Sdn Bhd	Malaysia	**100**	100	# Investment holding
Secom (Malaysia) Sdn Bhd*	Malaysia	**51**	51	# Provision of security services and sale of security related equipment

Name of Company	Country of Incorporation	Holding in Equity 2005 %	2004 %	Principal Activities
Segamat Land Berhad	Malaysia	**100**	100	# Ceased operation
Shanghai Lion Food Industry Co Ltd* (2)	China	**93.79**	93.79	# Ceased operation
Stowinco Sdn Bhd	Malaysia	**100**	100	# Investment holding
Subang Parade Management Sdn Bhd (In Liquidation – Voluntary)	Malaysia	**100**	100	# Dormant
Sukhothai Food Sdn Bhd	Malaysia	**100**	100	# Investment holding
Superior Achievement Sdn Bhd	Malaysia	**100**	100	# Investment holding
Terunaraya Sdn Bhd (In Liquidation - Voluntary)	Malaysia	**100**	100	# Ceased operation
Tetap Bebas Sdn Bhd (In Liquidation - Voluntary)	Malaysia	**100**	100	# Ceased operation
The Brooklands Selangor Rubber Company Limited	United Kingdom	**100**	100	# Cultivation of oil palm, processing of palm oil and property development
The Lenggeng Rubber Company Limited	United Kingdom	**100**	100	# Landscaping business
Umatrac Enterprises Sdn Bhd	Malaysia	**100**	100	# Investment holding
WGD Retail Consultancy Sdn Bhd	Malaysia	**100**	100	# Provision of retail design consultancy services and sale of shoes

* *Financial statements of subsidiary companies as at 30 June 2005 not audited by Ong Boon Bah & Co.*

\# *Holding in equity by subsidiary companies.*

(1) *Dissolved on 20 July 2005*
(2) *Dissolved on 8 July 2005*

Certain subsidiary companies' financial statements for the financial year ended 30 June 2005 were commented on by their respective auditors as follows:

(i) P T Amsteel Securities Indonesia - an "unable to express and do not express an opinion" qualification due to the following:

(a) On 1 December 1997, the company was suspended from capital market activities by the relevant authorities. For commercial reasons, the company had on 1 July 1998 downsized its entire operations and maintain its presence until subsequent economic recovery would enable the company to revive its activities; and

(b) The company's accumulative deficit due to recurring operating losses up to 30 June 2005 and 2004 amounted to Rp111,099,016 and Rp153,142,566,701 respectively. The company has a capital deficiency for the year ended 30 June 2005 and 2004 amounted to Rp142,253,665,717 and Rp142,142,566,701 respectively. As a result, there is significant uncertainty whether the company will be able to continue as a going concern.

(ii) Amsteel Holdings Philippines, Inc. - an "unable to express and do not express an opinion" qualification due to a net loss of 1 million peso and 101 million peso for the financial years ended 30 June 2005 and 30 June 2004 respectively and has a net capital deficiency of 2.0 billion peso for both the financial years. On 14 September 1998, the company adopted a resolution authorizing the management to implement a "de facto" phase out of the company's operations in accordance with the consensus arrived at during the meeting held on 20 August 1998. The activities of the company thereafter are limited to the realization of assets and settlement of liabilities.

(iii) Amsteel Securities Philippines, Inc. - an "unable to express and do not express an opinion" qualification due to recurring losses from operations of 1.6 million peso and net income of 0.5 million peso and has a net capital deficiency of 231 million peso and 229 million peso for the financial years ended 30 June 2005 and 2004 respectively. On 14 September 1998, the company adopted a resolution authorizing the management to implement a "de facto" phase out of the company's operations in accordance with the consensus arrived at during the meeting held on 20 August 1998. The company has ceased to carry on the business of stockbroker and dealer upon the sale of its exchange seat in the Philippine Stock Exchange. The activities of the company thereafter are limited to the realization of assets and settlement of liabilities.

(iv) Amsteel Strategic Investors Alliance, Inc. - raised doubt about the company's ability to continue as a going concern in view of the recurring losses suffered from operations of 5,000 peso for both the financial years ended 30 June 2005 and 2004, and has a net capital deficiency as at 30 June 2005.

Information relating to the disposal of subsidiary companies are set out in Notes 3 and 4 to the financial statements.

13. INTEREST IN JOINT-VENTURES

	GROUP	
	2005	**2004**
	RM'000	**RM'000**
Capital contribution	**160**	160
Share of profit from joint-ventures	**187**	187
	347	347
Less: Cash received	**(316)**	(316)
	31	31

The Group's proportionate share of the assets and liabilities of the joint-ventures is as follows:

	GROUP 2005 RM'000	GROUP 2004 RM'000
Current Assets		
Deposits, cash and bank balances	**475**	475
Current Liabilities		
Payables	**(444)**	(444)
Net Assets Employed	**31**	31

The Group's share of revenue and expenses of the joint-ventures is as follows:

	GROUP 2005 RM'000	GROUP 2004 RM'000
Revenue	**–**	–
Expenses	**–**	–
Profit from ordinary activities	**–**	–

There were no capital commitments and contingent liabilities in the joint-ventures as at 30 June 2005.

The joint-venture companies are:

Name of Joint-Venture	Holding in Equity by Subsidiary Companies 2005 %	2004 %	Accounting Year End	Principal Activities
Dwiwater Sdn Bhd	**52.52**	52.52	31 December	Construction of treated water pipeline
Triwater Sdn Bhd	**43.07**	43.07	31 December	Construction of treated water pipeline

14. INVESTMENT PROPERTIES

	GROUP 2005 RM'000	GROUP 2004 RM'000
At valuation:		
Freehold land and buildings	**–**	188,000
Long term leasehold land and buildings	**–**	90,000
	–	278,000
Impairment losses (Note 4)	**–**	(52,287)
	–	225,713

The investment properties were disposed of with the disposal of subsidiary companies as disclosed in Note 4 to the financial statements.

15. INVESTMENTS

	GROUP 2005 RM'000	GROUP 2004 RM'000	COMPANY 2005 RM'000	COMPANY 2004 RM'000
Non-current				
Convertible unsecured loan stock at cost	–	–	**4,590**	4,590
Allowance for diminution in value	–	–	**(4,590)**	(4,590)
	–	–	–	–
Shares quoted in Malaysia at cost	**19,387**	19,387	**6,277**	6,277
Allowance for diminution in value	**(3,220)**	(10,398)	**(1,776)**	(2,567)
	16,167	8,989	**4,501**	3,710
Shares quoted outside Malaysia at cost	**54,477**	54,540	–	–
Allowance for diminution in value	**(14,660)**	(8,765)	–	–
	39,817	45,775	–	–
Quoted warrants at cost	**49,372**	49,365	–	–
Allowance for diminution in value	**(36,524)**	(43,598)	–	–
	12,848	5,767	–	–
Redeemable Cumulative Unsecured Loan Stocks at cost	**94,020**	95,220	**94,020**	95,220
Unquoted shares at cost	**137**	259	**127**	127
LCB Bonds				
Redeemable bonds	**1,005,815**	1,005,815	**1,005,815**	1,005,815
Accreted interest	**242,936**	130,093	**242,936**	130,093
	1,342,908	1,231,387	**1,342,898**	1,231,255
Total	**1,411,740**	1,291,918	**1,347,399**	1,234,965
Current				
Shares quoted in Malaysia at cost	**76,512**	90,798	**76,512**	90,798
Allowance for diminution in value	**(18,703)**	–	**(18,703)**	–
	57,809	90,798	**57,809**	90,798
LCB Bonds - accreted interest	**3,703**	4,969	**3,703**	4,969
Total	**61,512**	95,767	**61,512**	95,767

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Total				
Convertible unsecured loan stock at cost	–	–	**4,590**	4,590
Allowance for diminution in value	–	–	**(4,590)**	(4,590)
	–	–	–	–
Shares quoted in Malaysia at cost	**95,899**	110,185	**82,789**	97,075
Allowance for diminution in value	**(21,923)**	(10,398)	**(20,479)**	(2,567)
	73,976	99,787	**62,310**	94,508
Shares quoted outside Malaysia at cost	**54,477**	54,540	–	–
Allowance for diminution in value	**(14,660)**	(8,765)	–	–
	39,817	45,775	–	–
Quoted warrants at cost	**49,372**	49,365	–	–
Allowance for diminution in value	**(36,524)**	(43,598)	–	–
	12,848	5,767	–	–
Redeemable Cumulative Unsecured Loan Stocks at cost	**94,020**	95,220	**94,020**	95,220
Unquoted shares at cost	**137**	259	**127**	127
LCB Bonds				
Redeemable bonds	**1,005,815**	1,005,815	**1,005,815**	1,005,815
Accreted interest	**246,639**	135,062	**246,639**	135,062
	1,346,611	1,236,356	**1,346,601**	1,236,224
Total	**1,473,252**	1,387,685	**1,408,911**	1,330,732
Market value of:				
Shares quoted in Malaysia	**73,976**	111,148	**62,310**	102,168
Shares quoted outside Malaysia	**10,688**	10,505	–	–
Warrants quoted in Malaysia	**12,848**	5,388	–	–
	97,512	127,041	**62,310**	102,168

Certain investments of the Group and of the Company amounting to RM1.47 billion and RM1.41 billion (2004: RM1.38 billion and RM1.33 billion) respectively were pledged as securities for bonds issued pursuant to the GWRS and as security for an amount due to a main contractor as a result of debt assumed from a subsidiary company disposed of in the previous financial years.

16. DEFERRED EXPENDITURE

	GROUP	
	2005 RM'000	2004 RM'000
Deferred charges		
At beginning of the financial year	**217**	13,856
Additions during the financial year	**9**	3,435
Exchange reserve	**–**	5
	226	17,296
Amortisation	**(66)**	(2,000)
Disposal of subsidiary companies (Note 3)	**–**	(13,331)
Written off	**–**	(1,748)
At end of the financial year	**160**	217

17. PROPERTY DEVELOPMENT ACTIVITIES

(a) Land held for property development

	GROUP	
	2005 RM'000	2004 RM'000
Land, at cost	**76,265**	69,117
Land, at valuation	**106,993**	103,900
Development expenditure	**181,002**	115,652
Impairment losses	**(3,750)**	(3,750)
	360,510	284,919

A reconciliation of the carrying amount of land held for property development is as follows:

	GROUP	
	2005 RM'000	2004 RM'000
At beginning of the financial year	**284,919**	319,942
Additions	**5,063**	14,584
Transfer to property development costs (Note 17 (b))	**(27,106)**	(45,857)
Transfer from property, plant and equipment	**97,634**	–
Impairment losses for the financial year	**–**	(3,750)
At end of the financial year	**360,510**	284,919

(b) Property development costs

	GROUP	
	2005	2004
	RM'000	RM'000
At beginning of the financial year		
- land, at cost	**108,935**	108,096
- development costs	**193,014**	228,723
- accumulated costs charged to income statement	**(105,122)**	(146,865)
- impairment losses	**(9,557)**	–
	187,270	189,954
Costs incurred during the financial year:		
- transfer from land held for property development (Note 17 (a))	**27,106**	45,857
- transfer from property, plant and equipment	**33,674**	–
- development costs	**142,280**	49,862
	203,060	95,719
Cost charged to income statement	**(130,308)**	(96,654)
Transfer to inventories	**(61,904)**	(1,749)
	(192,212)	(98,403)
At end of the financial year	**198,118**	187,270

The titles of certain subsidiary companies' land held for development have yet to be registered in the name of the subsidiary companies.

Certain land at cost and valuation totalling RM298.8 million (2004: RM193.2 million) have been pledged as securities for bonds issued pursuant to the implementation of the GWRS.

18. GOODWILL ON CONSOLIDATION

	GROUP	
	2005	2004
	RM'000	RM'000
At beginning of the financial year	**84,502**	84,502
Accumulated amortisation	**(29,741)**	(26,309)
Disposal of subsidiary companies (Note 4)	**(2,301)**	–
At end of the financial year	**52,460**	58,193

19. INVENTORIES

	GROUP 2005 RM'000	GROUP 2004 RM'000
At cost:		
Raw materials	**55**	62
Finished goods	**3,592**	3,727
General and consumable stores	**2,283**	2,714
Work-in-progress	**780**	530
Completed property units for sale	**129,403**	50,435
Marketable securities	**–**	2
	136,113	57,470
At net realisable value:		
Finished goods	**–**	253
Marketable securities	**13,923**	11,563
Completed property units for sale	**–**	18,475
	13,923	30,291
Total	**150,036**	87,761

20. RECEIVABLES

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Trade receivables	**334,953**	306,245	**–**	–
Allowance for doubtful receivables	**(218,927)**	(219,324)	**–**	–
	116,026	86,921	**–**	–
Accrued billings	**100,810**	51,882	**–**	–
Other receivables, deposits and prepayments	**330,700**	424,505	**197,641**	282,773
Allowance for doubtful receivables	**(94,031)**	(63,248)	**(6,959)**	–
	337,479	413,139	**190,682**	282,773
Amount due from subsidiary companies	**–**	–	**3,547,656**	4,292,828
Allowance for doubtful receivables	**–**	–	**(14,238)**	(13,989)
	–	–	**3,533,418**	4,278,839
Amount due from associated companies	**197,903**	206,104	**162,557**	165,908
Total	**651,408**	706,164	**3,886,657**	4,727,520

The Group's normal trade credit term ranges from 21 days to 90 days. Other credit terms are assessed and approved on a case-by-case basis.

The Group has no significant concentration of credit risk that may arise from exposures to a single customer or to groups of customers.

The amounts due from subsidiary companies which arose mainly from inter-company advances are unsecured, interest bearing at rates ranging from 0.2% to 8% (2004: 0.6% to 8%) per annum and have no fixed repayment terms.

The amounts due from associated companies which arose mainly from inter-company advances are unsecured, interest free and have no fixed repayment terms.

The currency exposure profile of receivables is as follows:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Ringgit Malaysia	**429,578**	495,788	**3,049,740**	3,793,421
United States Dollar	**–**	1	**68**	178,098
Chinese Renminbi	**15,538**	8,738	**1,511**	1,760
Singapore Dollar	**200,090**	198,896	**326,654**	330,007
Hong Kong Dollar	**255**	229	**361,139**	193,884
Others	**5,947**	2,512	**147,545**	230,350
	651,408	706,164	**3,886,657**	4,727,520

21. DEPOSITS, CASH AND BANK BALANCES

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Deposits with licensed financial institutions	**73,336**	87,221	**3,205**	10,502
Housing Development Accounts	**12,548**	24,140	**–**	–
Cash and bank balances	**192,890**	35,388	**157,808**	3,710
	278,774	146,749	**161,013**	14,212

The Housing Development Accounts are maintained in accordance with Section 7(A) of the Housing Developer (Control and Licensing) Act, 1966. These accounts, which consist of monies received from purchasers, are for the payment of property development expenditure incurred. The surplus monies, if any, will be released to the subsidiary companies upon the completion of the property development projects and after all property development expenditure has been fully settled.

Certain deposits included in deposits with licensed financial institutions are:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Pledged as security for credit facilities granted to the Group	**168**	1,634	**–**	–
Earmarked for bond redemption under the GWRS	**5,665**	19,975	**3,205**	10,502
	5,833	21,609	**3,205**	10,502

The currency exposure profile of deposits, cash and bank balances is as follows:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Ringgit Malaysia	**275,206**	141,065	**161,013**	14,212
Chinese Renminbi	**2,024**	3,943	**–**	–
Singapore Dollar	**531**	928	**–**	–
Hong Kong Dollar	**615**	667	**–**	–
Others	**398**	146	**–**	–
	278,774	146,749	**161,013**	14,212

The average interest rates of deposits at the balance sheet date is 2.6% (2004: 2.6%) per annum.

The average maturities of deposits as at the end of the financial year is 36 days (2004: 36 days).

22. PAYABLES

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Trade payables	**59,558**	62,684	**–**	–
Progress billings	**20,037**	38,995	**–**	–
Other payables	**312,602**	288,135	**91,673**	105,420
Amount due to associated companies	**102,431**	97,592	**690**	696
Amount due to subsidiary companies	**–**	–	**1,379,202**	1,913,227
	494,628	487,406	**1,471,565**	2,019,343

The normal trade credit term granted to the Group ranges from 30 days to 120 days.

The amounts due to associated companies which arose mainly from inter-company advances are unsecured, interest free and have no fixed repayment terms.

The amounts due to subsidiary companies which arose mainly from inter-company advances are unsecured, interest bearing at rates ranging from 0.2% to 1.0% (2004: 0.2% to 1.0%) per annum and have no fixed repayment terms.

Included in other payables of the Group and the Company is an amount due to the main contractor of the hotel property disposed in the previous financial year and the provision for accrued interest thereon amounting to RM89.9 million (2004: RM104.3 million).

The currency exposure profile of payables is as follows:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Ringgit Malaysia	**377,112**	375,092	**1,465,314**	1,764,532
United States Dollar	**2,121**	–	**–**	249,617
Chinese Renminbi	**17,635**	14,941	**1,057**	–
Singapore Dollar	**97,231**	96,852	**–**	–
Hong Kong Dollar	**172**	141	**5,194**	5,194
Others	**357**	380	**–**	–
	494,628	487,406	**1,471,565**	2,019,343

23. FINANCE LEASE LIABILITIES

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Minimum lease payments				
- not later than one year	**109**	208	**62**	60
- later than one year and not later than five years	**224**	343	**61**	45
	333	551	**123**	105
Less: Future finance charges	**(44)**	(83)	**(19)**	(21)
Present value of finance lease liabilities	**289**	468	**104**	84

Present value of finance lease liabilities are as follows:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
- not later than one year	**98**	175	**51**	48
- later than one year and not later than five years	**191**	293	**53**	36
	289	468	**104**	84

The finance lease liabilities bear interest at rates ranging from 2.3% to 10% (2004: 2.3% to 10%) per annum.

24. PROVISIONS

	Liquidated ascertained damages	
	2005 RM'000	2004 RM'000
GROUP		
At beginning of the financial year	**21,678**	21,914
Additions during the financial year	**1,005**	3,671
Utilised during the financial year	**(5,944)**	(3,907)
At end of the financial year	**16,739**	21,678

The liquidated ascertained damages relate to damages payable by certain subsidiaries of the Group to purchasers of property units in the event the subsidiaries are unable to deliver vacant possession within the time stipulated in the agreements. The damages are calculated from day to day at the rate stipulated in the agreement on the portion of the purchase price paid by the purchasers from the expected basic infrastructure completion date under the agreement to the actual date of completion.

25. BANK OVERDRAFT

	GROUP	
	2005 RM'000	2004 RM'000
Secured	–	7,664

The bank overdraft of the Group was secured by way of fixed and floating charges over their respective assets. The bank overdraft bears interest at rates of 9% (2004: 9%) per annum.

The bank overdraft had been converted into term loan during the financial year.

26. ACB BONDS AND USD DEBTS - SECURED

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Current				
- ACB Bonds	**97,841**	192,846	**97,841**	192,846
- ACB Debts	**–**	–	**211,849**	407,687
- ACB Consolidated and Rescheduled Debts	**200,192**	399,090	**–**	–
	298,033	591,936	**309,690**	600,533
Non-current				
- ACB Bonds	**819,292**	773,976	**819,292**	773,976
- ACB Debts	**–**	–	**1,967,337**	1,764,693
- ACB Consolidated and Rescheduled Debts	**1,920,288**	1,712,863	**–**	–
	2,739,580	2,486,839	**2,786,629**	2,538,669
Total				
- ACB Bonds	**917,133**	966,822	**917,133**	966,822
- ACB Debts	**–**	–	**2,179,186**	2,172,380
- ACB Consolidated and Rescheduled Debts	**2,120,480**	2,111,953	**–**	–
	3,037,613	3,078,775	**3,096,319**	3,139,202

The ACB Bonds and USD Debts are repayable over the following periods:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Within one year	**298,033**	591,936	**309,690**	600,533
More than one year and less than two years	**766,954**	194,709	**1,117,335**	195,484
More than two years and less than five years	**542,386**	1,371,032	**851,416**	1,406,293
More than five years	**1,430,240**	921,098	**817,878**	936,892
	3,037,613	3,078,775	**3,096,319**	3,139,202

The currency exposure profile of ACB Bonds and USD Debts is as follows:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Ringgit Malaysia	**917,133**	966,822	**917,133**	966,822
United States Dollar	**2,120,480**	2,111,953	**2,179,186**	2,172,380
	3,037,613	3,078,775	**3,096,319**	3,139,202

On 14 March 2003, the Group and the Company issued RM denominated zero coupon redeemable secured bonds and USD Debts in settlement of the indebtedness owing to lenders and inter-company balances with Lion Industries Corporation Berhad ("LICB"), Lion Diversified Holdings Berhad ("LDHB") and Silverstone Corporation Berhad.

RM denominated bonds ("ACB Bonds") issued by the Company are as follows:

(a) RM153.54 million (in present value as at date of issue) Class A1 secured ACB Bonds, with a maturity date of 29 December 2006, a nominal value of RM194.65 million and a cash yield to maturity at 7.00% per annum;

(b) RM345.12 million (in present value as at date of issue) Class A2 secured ACB Bonds, with a maturity date of 29 December 2006, a nominal value of RM420.60 million and a cash yield to maturity at 6.00% per annum;

(c) RM368.10 million (in present value as at date of issue) Class B secured ACB Bonds, with a maturity date of 31 December 2010, a nominal value of RM477.76 million and a cash yield to maturity at 4.75% and 7.75% per annum; and

(d) RM217.69 million (in present value as at date of issue) Class C secured ACB Bonds, with a maturity date of 31 December 2011, a nominal value of RM340.05 million and a cash yield to maturity at 4.75% per annum.

USD Debts ("ACB Debts") issued by the Company to a subsidiary company are as follows:

(a) USD215.67 million (equivalent to RM819.56 million) (in present value as at date of issue) Class A1 secured ACB Debts, with a maturity date of 29 December 2006, a nominal value of USD270.78 million (equivalent to RM1,028.95 million) and a cash yield to maturity at 6.75% per annum;

(b) USD2.70 million (equivalent to RM10.25 million) (in present value as at date of issue) Class A2 secured ACB Debts, with a maturity date of 29 December 2006, a nominal value of USD3.23 million (equivalent to RM12.27 million) and a cash yield to maturity at 5.50% per annum;

(c) USD238.13 million (equivalent to RM904.88 million) (in present value as at date of issue) Class B secured ACB Debts, with a maturity date of 31 December 2010, a nominal value of USD293.96 million (equivalent to RM1,117.06 million) and a cash yield to maturity at 4.25% per annum; and

(d) USD133.44 million (equivalent to RM507.08 million) (in present value as at date of issue) Class C secured ACB Debts, with a maturity date of 31 December 2011, a nominal value of USD198.85 million (equivalent to RM755.63 million) and a cash yield to maturity at 4.25% per annum.

USD Debts ("ACB Consolidated and Rescheduled Debts") issued by a subsidiary company are as follows:

(a) USD215.67 million (equivalent to RM819.56 million) (in present value as at date of issue) Class A1 secured ACB Consolidated and Rescheduled Debts, with a maturity date of 29 December 2006, a nominal value of USD268.61 million (equivalent to RM1,020.71 million) and a cash yield to maturity at 6.50% per annum;

(b) USD2.70 million (equivalent to RM10.25 million) (in present value as at date of issue) Class A2 secured ACB Consolidated and Rescheduled Debts, with a maturity date of 29 December 2006, a nominal value of USD3.20 million (equivalent to RM12.18 million) and a cash yield to maturity at 5.25% per annum;

(c) USD238.13 million (equivalent to RM904.88 million) (in present value as at date of issue) Class B secured ACB Consolidated and Rescheduled Debts, with a maturity date of 31 December 2010, a nominal value of USD290.46 million (equivalent to RM1,103.74 million) and a cash yield to maturity at 4.00% per annum; and

(d) USD133.44 million (equivalent to RM507.08 million) (in present value as at date of issue) Class C secured ACB Consolidated and Rescheduled Debts, with a maturity date of 31 December 2011, a nominal value of USD194.33 million (equivalent to RM738.45 million) and a cash yield to maturity at 4.00% per annum.

Securities and covenants for the ACB Bonds and ACB Consolidated and Rescheduled Debts

The Security Trustee holds the following securities for and on behalf for the benefit of the holders of ACB Bonds and ACB Consolidated and Rescheduled Debts ("Securities"):

(a) the assets included in the Proposed Divestment Programme for the Group;

(b) Class B LCB Bonds received by the Company pursuant to the GWRS;

(c) The Redemption Account held by the Company where it will capture the "Dedicated Cash Flows" pursuant to the GWRS. Dedicated Cash Flows mean cash flows from the following sources:

- net surplus proceeds from the disposal of any assets in the Proposed Divestment Programme for the Group over which there is presently a security, if applicable;
- net proceeds from the disposal of any assets in the Proposed Divestment Programme for the Group over which there is presently no security;
- any Back-End Amount and Loyalty Payment received by the Company as a holder of LCB Bonds;
- net proceeds of the redemption of LCB Bonds received by the Company;
- net proceeds from the disposal of any residual assets (other than the assets in the Proposed Divestment Programme) of the Group.

Classes A(1) and A(2) ACB Bonds and ACB Consolidated and Rescheduled Debts and Class B ACB Bonds and ACB Consolidated and Rescheduled Debts rank pari passu amongst each other over the Securities under items (a) to (c) above held by the Security Trustee.

Class C ACB Bonds and ACB Consolidated and Rescheduled Debts rank pari passu amongst each other over the Securities under items (a) to (c) above held by the Security Trustee.

The Classes A(1), A(2) and B ACB Bonds and ACB Consolidated and Rescheduled Debts will rank in priority over Class C ACB Bonds and ACB Consolidated and Rescheduled Debts over the Securities under items (a) to (c) above held by the Security Trustee.

In addition, the following will be securities provided in respect of the ACB Consolidated and Rescheduled Debts ("SPV Securities"):

(a) Assignment of all the rights attaching to the ACB Debts including the rights to receive payments from the Company and rights to other entitlements;

(b) A debenture over the assets (namely ACB Debts) of a subsidiary company;

(c) A charge over a subsidiary company's Redemption Account which will capture the proceeds from the repayment of the ACB Debts by the Company; and

(d) Corporate guarantee by the Company to the Facility Agent for the benefit of holders of the ACB Consolidated and Rescheduled Debts.

Monies captured in the Redemption Account can only be utilised towards the repayment of ACB Consolidated and Rescheduled Debts and cannot be utilised by the subsidiary company for any other purposes.

The Classes A(1), A(2) and B ACB Consolidated and Rescheduled Debts will rank pari passu amongst each other in respect of the SPV Securities listed under items (a) to (d) and rank ahead of the Class C ACB Consolidated and Rescheduled Debts in respect of the SPV Securities. Meanwhile, the Class C ACB Consolidated and Rescheduled Debts will rank pari passu amongst each other in respect of the SPV Securities.

Classes A(1), A(2), B and C ACB Bonds and ACB Consolidated and Rescheduled Debts shall rank pari passu with all other unsecured and unsubordinated creditors of the Group in respect of the Group's assets which are not part of the Securities.

The main covenants of the ACB Bonds and ACB Consolidated and Rescheduled Debts are as follows:

(a) Permitted indebtedness

At any time, any indebtedness for borrowed moneys incurred or assumed by the Group and any scheme companies in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of the Group and any scheme companies at the time of incurrence does not exceed the following limits:

(i) where the total amounts for the redemption or purchase of the ACB Bonds and the total amounts for the repayment or purchase of the ACB Consolidated and Rescheduled Debts paid by the Company and/or the subsidiary company up to that time when the indebtedness is incurred or proposed to be incurred (which amount shall exclude amounts paid in respect of the Class B(b) Bonds) and the up-front cash payment made on 31 January 2003 ("Repaid Amount") is less than 50% of the aggregate outstanding nominal values of all ACB Bond and all ACB Consolidated and Rescheduled Debts (other than the Class B(b) Bonds) as at the issue date of the ACB Bonds, the limit shall be 20% of that Repaid Amounts;

(ii) where the total Repaid Amounts is equal to or exceeding 50% but less than 75% of the aggregate outstanding for nominal values of all ACB Bonds and all ACB Consolidated and Rescheduled Debts (other than the Class B(b) Bonds) as at the issue date of the ACB Bonds, the limit shall be 35% of that Repaid Amounts; and

(iii) where the total Repaid Amounts is equal to or more that 75% of the aggregate outstanding nominal values of all ACB Bonds and all ACB Consolidated and Rescheduled Debts (other than the Class B(b) Bonds) as at the issue date of the ACB Bonds, the limit shall be 50% of that Repaid Amounts.

(b) Disposal of assets/shares

The disposal of assets/shares shall require prior consent from the Security Trustee where:

(i) the disposal price of such asset/share is at a discount rate of 20% or more of the market value of the said asset/share; and/or

(ii) the disposal price of such asset/share is equal to or more than RM5.0 million; and/or

(iii) the sale of such asset/share is to a related party.

(c) Disposal of residual assets/shares

The disposal of residual assets/shares shall require prior consent from the Security Trustee where:

(i) the disposal price is more than RM25.0 million or 20% or more than the audited consolidated net tangible assets of the Group, whichever is lower; and

(ii) the disposal price is at a discount rate of 20% or more of the market value of the said asset/share.

(d) Capital expenditure

Prior written consent from the Security Trustee/Facility Agent before the Group (other than the excluded companies) incurs any capital expenditure:

(i) for any new investment which is not within the core business(es) of the Group as set out in the Trust Deed; and

(ii) exceeding 25% of the consolidated net tangible assets of the Group.

As reported in the previous financial statements, in consideration of the holders of ACB Bonds and USD Debts granting the indulgence and approval to vary the redemption date and the repayment date of ACB Bonds and USD Debts, additional securities were charged in favour of the Security Trustee on shares in certain subsidiary companies of the Company with an adjusted net tangible assets of RM5 million or more, provided such shares are not encumbered.

On 23 December 2004, the Company announced the following proposals:

(i) proposed variation to the redemption date and repayment date for the ACB Bonds and the USD Debts, both of 31 December 2004 to the proposed redemption date and repayment date of 31 March 2005 and 31 December 2007 for the respective redemption/repayment amounts.

(ii) proposed variation to the calculation for penalty interest.

The Company proposed that commencing 1 January 2005, interest payable as penalty for late redemption/ repayment of any redemption amount/repayment amount shall be calculated on a simple interest basis instead of on a compound basis.

(collectively defined as "Variations")

The Company had on 16 December 2004 and 31 December 2004, announced the approval from the holders of ACB Bonds and USD Debts and the approvals from the relevant authorities for the Variations.

The Company had also on 11 April 2005, 9 May 2005 and 30 May 2005 announced the approval from the holder of ACB Bonds and USD Debts and the approvals from the relevant authorities for the extension of the redemption and repayment date of 31 March 2005 to 30 June 2005.

27. SHORT TERM BORROWINGS

	GROUP	
	2005	2004
	RM'000	**RM'000**
Short term loans - secured	**41,104**	45,181
- unsecured	**28,271**	29,947
Long term borrowings - portion repayable within one year (Note 31)	**6,670**	7,323
	76,045	82,451

The currency exposure profile of short term borrowings is as follows:

	GROUP	
	2005	**2004**
	RM'000	**RM'000**
Ringgit Malaysia	**42,535**	45,504
Chinese Renminbi	**28,271**	29,947
Others	**5,239**	7,000
	76,045	82,451

The short term loans of certain subsidiary companies are secured by way of fixed and floating charges over their respective assets, quoted shares and certain property, plant and equipment. The short term borrowings bear interest at rates ranging from 3.1% to 9.0% (2004: 3.1% to 9.0%) per annum.

28. SHARE CAPITAL

	GROUP AND COMPANY	
	2005	**2004**
	RM'000	**RM'000**
Authorised:		
2,000,000,000 Ordinary Shares of RM1.00 each	**2,000,000**	2,000,000
Issued and fully paid:		
1,331,174,812 Ordinary Shares of RM1.00 each	**1,331,175**	1,331,175

The ESOS for the eligible executives and executive Directors of the Group was approved by the shareholders of the Company on 2 November 2000. The ESOS was implemented on 8 February 2001 and will expire on 7 February 2006.

The main features of the Company's ESOS are as follows:

(a) Executive Directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

		Number of Options				
Granted on	**Subscription price per share RM**	**Balance as at 1.7.2004**	**Granted**	**Exercised**	**Lapsed**	**Unissued shares as at 30.6.2005**
3.4.2001	1.00	1,013,000	–	–	(844,000)	169,000

29. RESERVES

	← Non-distributable	→			
	Share premium RM'000	**Revaluation reserve RM'000**	**Other reserves RM'000**	**Accumulated losses RM'000**	**Total RM'000**
GROUP					
Balance at 1 July 2003	230,188	224,612	575,126	(2,135,488)	(1,105,562)
Negative goodwill	–	–	11,331	–	11,331
Transfer from/(to) capital reserve (Note 30)	–	–	29,491	(29,491)	–
Revaluation reserve realised on disposal of freehold land	–	(26,772)	–	26,772	–
Net deficit on revaluation of investment properties offset against previous revaluation surplus	–	(4,201)	–	–	(4,201)
Net translation loss on equity of foreign subsidiary companies	–	3,562	(5,757)	–	(2,195)
Equity accounting for share of net assets of local associated companies	–	–	3,746	–	3,746
Equity accounting for share of net assets of foreign associated companies	–	–	4,240	–	4,240
Translation loss upon equity accounting for share of net assets of foreign associated companies	–	–	(2,649)	–	(2,649)
Realisation of reserve on disposal of associated companies	–	–	(24,161)	–	(24,161)
Realisation of reserve on disposal of subsidiary companies	–	–	(21,992)	–	(21,992)
Net profit for the financial year	–	–	–	23,717	23,717
Balance at 30 June 2004	230,188	197,201	569,375	(2,114,490)	(1,117,726)

	Non-distributable				
	Share premium RM'000	Revaluation reserve RM'000	Other reserves RM'000	Accumulated losses RM'000	Total RM'000
GROUP					
Balance at 30 June 2004	230,188	197,201	569,375	(2,114,490)	(1,117,726)
Negative goodwill	–	–	(124)	–	(124)
Transfer from/(to) capital reserve (Note 30)	–	–	12,000	(12,000)	–
Reversal of revaluation reserve previously realised due to aborted sales	–	3,742	–	(3,742)	–
Revaluation surplus of investment properties	–	2,918	–	–	2,918
Net translation gain on equity of foreign subsidiary companies	–	–	7,867	–	7,867
Equity accounting for share of net assets of foreign associated companies	–	–	(1,944)	–	(1,944)
Realisation of reserve on disposal of subsidiary companies	–	(5,822)	–	5,822	–
Realisation of reserve on liquidation of subsidiary companies	–	–	1,999	–	1,999
Net profit for the financial year	–	–	–	6,614	6,614
Balance at 30 June 2005	230,188	198,039	589,173	(2,117,796)	(1,100,396)

Analysis of other reserves are as follows:

	GROUP 2005 RM'000	GROUP 2004 RM'000
Translation reserves	**60,629**	50,763
Negative goodwill	**18,964**	19,088
Capital reserve	**432,677**	420,677
Others	**76,903**	78,847
	589,173	569,375

Capital reserve comprises profits recognised by a subsidiary company set up to manage the Ringgit Malaysia debts under the GWRS.

30. TRANSFERS FROM/(TO) CAPITAL RESERVE

	GROUP 2005 RM'000	GROUP 2004 RM'000
Appropriation of profits to capital reserve in respect of a subsidiary company incorporated for the purpose of debts management pursuant to the GWRS	**(12,000)**	(8,189)
Capital reserve realised upon disposal of a subsidiary company	–	(18,771)
Transfer to capital reserves by the Group's subsidiary companies in China in accordance with the accounting regulations in that country and are not available for payment of dividends	–	(2,531)
	(12,000)	(29,491)

31. LONG TERM BORROWINGS

	GROUP 2005 RM'000	GROUP 2004 RM'000
Term loans - secured	**13,011**	7,992
Less: Portion repayable within one year and included under short term borrowings (Note 27)	**(6,670)**	(7,323)
	6,341	669

The long term borrowings are repayable over the following periods:

	GROUP 2005 RM'000	GROUP 2004 RM'000
Within one year	**6,670**	7,323
From one to two years	**1,367**	273
From two to five years	**3,060**	396
More than five years	**1,914**	–
	13,011	7,992

The term loans of certain subsidiary companies are secured by way of charges over their respective assets and certain property, plant and equipment, where applicable. The long term borrowings bear interest at 7.4% (2004: 7.25%) per annum.

32. DEFERRED TAX

	GROUP 2005 RM'000	GROUP 2004 RM'000
At beginning of the financial year	**18,074**	29,466
Recognised in income statement (Note 8)	**783**	(2,236)
Recognised in equity statement	**64**	(7,885)
Disposal of subsidiary companies (Note 4)	**(279)**	(1,271)
At end of the financial year	**18,642**	18,074

The components and movements of deferred tax liabilities and assets during the financial year are as follows:

Deferred tax liabilities

	GROUP 2005 RM'000	GROUP 2004 RM'000
At beginning of the financial year	**20,815**	29,466
Recognised in income statement (Note 8)	**804**	505
Recognised in equity statement	**64**	(7,885)
Disposal of subsidiary companies (Note 4)	**(279)**	(1,271)
At end of the financial year	**21,404**	20,815

Deferred tax liabilities provided for in the financial statements:

	GROUP 2005 RM'000	GROUP 2004 RM'000
- excess of capital allowances over depreciation	**1,947**	1,082
- tax effects of revaluation of plantation lands	**19,617**	19,617
- tax effects of revaluation of investment properties	**–**	215
- other temporary differences	**(160)**	(99)
	21,404	20,815

Deferred tax assets

	GROUP 2005 RM'000	GROUP 2004 RM'000
At beginning of the financial year	**2,741**	–
Recognised in income statement (Note 8)	**21**	2,741
At end of the financial year	**2,762**	2,741

Deferred tax assets provided for in the financial statements:

	GROUP 2005 RM'000	GROUP 2004 RM'000
- unused tax losses	**2,762**	2,741

Deferred tax assets have not been recognised in respect of the following items:

	GROUP	
	2005 RM'000	2004 RM'000
- unabsorbed capital allowances	**36,582**	36,122
- unutilised tax losses	**312,024**	329,708
	348,606	365,830

The unutilised tax losses and unabsorbed capital allowances are available indefinitely for offset against future taxable profits of the subsidiary companies in which those items arose. Deferred tax assets have not been recognised in respect of these items as they may not be used to offset taxable profits of other subsidiary companies in the Group and they have arisen in subsidiary companies that have a recent history of losses.

The unutilised tax losses and unabsorbed capital allowances carried forward are subject to agreement by the tax authorities.

33. SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties are entities in which a Director or a substantial shareholder of the Company or its subsidiary companies or persons connected to such Director or substantial shareholder has an interest, excluding those parties disclosed as related companies in the financial statements.

(a) Sales of goods and services

	GROUP	
	2005 RM'000	2004 RM'000
Sales of goods to:		
- Megasteel Sdn Bhd	**19,283**	12,992
- Amsteel Mills Sdn Bhd	**6,296**	5,407
- Narajaya Sdn Bhd	**1,197**	282

Megasteel Sdn Bhd is a subsidiary company of Lion Corporation Berhad ("LCB"), a substantial shareholder of the Company.

Amsteel Mills Sdn Bhd is a substantial shareholder of the Company.

Narajaya Sdn Bhd is a subsidiary company of Lion Development (Penang) Sdn Bhd, a substantial shareholder of the Company.

(b) Purchases of goods

	GROUP	
	2005 RM'000	2004 RM'000
Purchases of goods from:		
- Secom Co Ltd	**1,111**	1,196

Secom Co Ltd is a substantial shareholder of Secom (Malaysia) Sdn Bhd, a subsidiary company of the Group.

(c) Sales commissions

	GROUP 2005 RM'000	GROUP 2004 RM'000
Sales commissions payable to:		
- Lion Best Sdn Bhd	**606**	1,248

Lion Best Sdn Bhd is a subsidiary company of Lion Holdings Sdn Bhd, a company in which a Director has a substantial interest.

(d) Rental expenses

	GROUP 2005 RM'000	GROUP 2004 RM'000
Rental charges payable to:		
- Lion Mahkota Parade Sdn Bhd	**–**	2,261
- Lion Klang Parade Bhd	**–**	2,145
- Parkson Corporation Sdn Bhd	**1,207**	–

Lion Mahkota Parade Sdn Bhd and Parkson Corporation Sdn Bhd are subsidiary companies of LDHB, a company in which a Director has substantial interest.

Lion Klang Parade Bhd ("LKP") was a subsidiary company of LICB, a substantial shareholder of the Company. LKP ceased to be a subsidiary company of LICB during the financial year.

(e) Share options granted to a Director

The options over ordinary shares in the Company granted to a Director of the Company during the financial year are as follows:

	Number of options: Granted during the financial year 2005	Granted during the financial year 2004	Unexercised options at financial year end 2005	Unexercised options at financial year end 2004
Jen (B) Tan Sri Dato' Zain Mahmud Hashim	**–**	–	**35,000**	35,000

The options were granted to the Director on the same terms and conditions as those offered to other eligible executives of the Company.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

34. CONTINGENT LIABILITIES

	GROUP	
	2005	**2004**
	RM'000	**RM'000**
Unsecured:		
Legal claims in respect of the termination of contracts for the extraction and sale of timber	**313,300**	313,300

The contingent liability arises out of indemnity contract whereby a subsidiary company of the Group, agrees to indemnify in full, litigation suits and any other claims brought by third parties against Sabah Forest Industries Sdn Bhd, a subsidiary company of Lion Forest Industries Berhad ("LFIB"). LFIB ceased to be a subsidiary company upon the implementation of the GWRS.

35. COMMITMENTS

The Group has the following commitments:

	GROUP	
	2005	**2004**
	RM'000	**RM'000**
Capital expenditure for property, plant and equipment		
- approved and contracted for	**–**	102,972
- approved but not contracted for	**80,564**	–
Total	**80,564**	102,972

36. SEGMENT INFORMATION

(a) Business Segments:

The Group is organised on a worldwide basis into four major business segments:

(i) Property - property development and management, and operation of hotel;

(ii) Plantation - cultivation of rubber and oil palm;

(iii) Retail and distribution - operation of departmental stores and supermarkets; and

(iv) Investment holding and others - investment holding, treasury services, provision of security, transportation services, steel related products and others.

The Directors are of the opinion that all inter-segment transactions have been entered into in the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

30 JUNE 2005

	Property RM'000	Plantation RM'000	Retail and distribution RM'000	Investment holding and others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue						
External sales	248,226	9,615	8,075	181,808	–	447,724
Inter-segment sales	11	–	–	37,929	(37,940)	–
	248,237	9,615	8,075	219,737	(37,940)	447,724
Results						
Segment results	45,901	318	(238)	131,995	–	177,976
Loss on disposal of subsidiary companies	(2,682)	–	–	–	–	(2,682)
Interest income						26,739
Unallocated expenses						(2,551)
Profit from operations						199,482
Finance costs						(195,601)
Share in result of associated companies	2,479	–	–	(3,044)	–	(565)
Taxation						6,484
Profit after taxation						9,800
Minority interests						(3,186)
Net profit for the financial year						6,614
Assets						
Segment assets	1,178,842	423,775	11,129	2,109,712	–	3,723,458
Investment in associated companies	–	–	–	178,860	–	178,860
Investment in joint-ventures	31	–	–	–	–	31
Unallocated assets						31,079
Consolidated total assets						3,933,428

30 JUNE 2005

	Property RM'000	Plantation RM'000	Retail and distribution RM'000	Investment holding and others RM'000	Eliminations RM'000	Consolidated RM'000
Liabilities						
Segment liabilities	295,186	37,554	1,328	3,305,710	-	3,639,778
Unallocated liabilities						38,564
Consolidated total liabilities						3,678,342
Other information						
Capital expenditure	2,891	153	223	3,373	-	6,640
Depreciation	7,897	1,683	181	3,642	-	13,403
Amortisation	252	1,390	-	975	-	2,617
Allowance for diminution in value	-	-	-	25,045	-	25,045
Non-cash expenses other than depreciation, amortisation, impairment losses and allowance for diminution in value	7,382	-	940	15,879	-	24,201

30 JUNE 2004

	Property RM'000	Plantation RM'000	Retail and distribution RM'000	Investment holding and others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue						
External sales	186,295	9,998	2,045,232	179,516	–	2,421,041
Inter-segment sales	4,120	–	–	53,255	(57,375)	–
	190,415	9,998	2,045,232	232,771	(57,375)	2,421,041
Results						
Segment results	8,025	6,641	139,362	75,218	–	229,246
Gain on disposal of discontinued operations	–	–	–	79,926	–	79,926
Interest income						24,196
Unallocated expenses						(2,377)
Profit from operations						330,991
Finance costs						(205,354)
Share in result of associated companies	2,369	–	(383)	(952)	–	1,034
Taxation						(59,368)
Profit after taxation						67,303
Minority interests						(43,586)
Net profit for the financial year						23,717
Assets						
Segment assets	1,278,871	454,642	64,844	2,000,428	–	3,798,785
Investment in associated companies	–	–	9,567	187,483	–	197,050
Investment in joint-ventures	31	–	–	–	–	31
Unallocated assets						8,396
Consolidated total assets						4,004,262

30 JUNE 2004

	Property RM'000	Plantation RM'000	Retail and distribution RM'000	Investment holding and others RM'000	Eliminations RM'000	Consolidated RM'000
Liabilities						
Segment liabilities	257,981	38,904	2,441	3,381,578	–	3,680,904
Unallocated liabilities						57,932
Consolidated total liabilities						3,738,836
Other information						
Capital expenditure	8,885	1,127	45,107	9,760	–	64,879
Depreciation	1,675	1,116	46,498	9,392	–	58,681
Amortisation	375	1,252	2,829	(79)	–	4,377
Impairment losses	18,383	–	–	–	–	18,383
Allowance for diminution in value	–	–	–	51,061	–	51,061
Non-cash expenses other than depreciation, amortisation, impairment losses and allowance for diminution in value	8,353	–	14,662	7,039	–	30,054

(b) Geographical Segments:

The Group operates in the following main geographical areas:

Malaysia - mainly in the property development and management, operation of hotel, cultivation of oil palm and rubber, manufacture and sale of steel related products, provision of security, transportation services, retail and supermarket businesses and investment holding;

China - mainly involved in retail and operation of hotel; and

Other countries - investment holding and others.

	Revenue		Segment assets		Capital expenditure	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Malaysia	**428,344**	949,268	**3,797,338**	3,843,241	**4,820**	36,243
China	**18,649**	1,370,750	**77,959**	81,466	**1,815**	25,033
Other countries	**731**	101,023	**58,131**	79,555	**5**	3,603
	447,724	2,421,041	**3,933,428**	4,004,262	**6,640**	64,879

37. CASH FLOW STATEMENTS

(a) Adjustment for non-cash items, interests and dividends:

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Depreciation	**13,403**	58,681	**157**	147
Share in losses/(profits) of associated companies	**565**	(1,034)	**–**	–
Amortisation of:				
- deferred expenditure	**66**	2,000	**–**	–
- goodwill on consolidation	**3,432**	3,538	**–**	–
- negative goodwill	**(881)**	(1,161)	**–**	–
Interest expenses	**195,601**	205,354	**178,074**	197,655
Interest income	**(151,868)**	(150,576)	**(159,945)**	(207,710)
Written off:				
- property, plant and equipment	**2,631**	10,694	**–**	–
- deferred expenditure	**–**	1,748	**–**	–
- inventories	**934**	–	**–**	–
- bad receivables	**10,917**	291	**–**	–
Gain on disposal of:				
- subsidiary companies	**–**	–	**–**	(3,794)
- associated companies	**–**	(24,254)	**–**	–
- property, plant and equipment	**–**	(693)	**–**	–
- discontinued operations	**–**	(79,926)	**–**	–
Allowance for:				
- inventories obsolescence	**–**	138	**–**	–
- doubtful receivables	**3,383**	2,457	**7,208**	–
Dividend income	**(6,717)**	(4,867)	**(33,050)**	(27,188)
Unrealised (gain)/loss on foreign exchange	**(567)**	3,807	**–**	–
Provision for liquidated ascertained damages	**1,005**	3,671	**–**	–
Loss on disposal of:				
- subsidiary companies	**2,682**	–	**–**	–
- investments	**75**	68	**75**	68
- property, plant and equipment	**821**	–	**–**	–
Loss on liquidation of subsidiary companies	**1,753**	2,359	**–**	–
Impairment losses for:				
- land held for property development	**–**	3,750	**–**	–
- investment properties	**–**	14,633	**–**	–
Reversal of impairment losses for:				
- land held for property development	**(2,069)**	–	**–**	–
- investment properties	**(1,249)**	–	**–**	–
Allowance written back for:				
- doubtful receivables	**–**	(3,741)	**–**	–
- diminution in value for marketable securities	**(3,790)**	(836)	**–**	–
Allowance for diminution in value of investments	**25,045**	51,061	**17,912**	2,567
	95,172	97,162	**10,431**	(38,255)

(b) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Cash and bank balances	**192,890**	35,388	**157,808**	3,710
Deposit with licensed financial institutions	**73,336**	87,221	**3,205**	10,502
Housing Development Accounts	**12,548**	24,140	–	–
Bank overdraft	–	(7,664)	–	–
	278,774	139,085	**161,013**	14,212
Less: Fixed deposits pledged	**(168)**	(1,634)	–	–
Fixed deposits earmarked for bond redemption	**(5,665)**	(19,975)	**(3,205)**	(10,502)
	272,941	117,476	**157,808**	3,710

(c) During the financial year, the Group and the Company acquired property, plant and equipment with an aggregate cost of RM6.6 million and RM96,000 (2004: RM61.4 million and RM3,000) of which RM236,000 and RM74,000 (2004: RM546,000 and RM Nil) was acquired by means of hire purchase arrangements. Cash payments by the Group and the Company of RM6.4 million and RM22,000 (2004: RM60.9 million and RM3,000) respectively were made to purchase property, plant and equipment.

38. CORPORATE INFORMATION

(a) The Company is a public limited liability company incorporated and domiciled in Malaysia, and listed on the Main Board of Bursa Malaysia Securities Berhad.

(b) The registered office and its principal place of business of the Group and the Company are located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

(c) The principal activity of the Company is investment holding.

(d) Number of employees

	GROUP		COMPANY	
	2005	2004	2005	2004
Total number of employees as at the end of the financial year	**1,238**	1,472	**2**	3

(e) The financial statements were authorised for issue by the Board of Directors in accordance with a resolution of the Directors on 20 September 2005.

39. SIGNIFICANT EVENTS

(a) Masbeef Sdn Bhd ("Masbeef"), a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd ("AKR") which is in turn, a 70% owned subsidiary of the Company, had on 10 May 2005 completed the disposal of 70% equity interest comprising 7,000 ordinary shares RM1.00 each in Lion Seremban Parade Sdn Bhd ("LSPSB") to TMW Lion GmbH ("TMW") for a cash consideration of RM0.70 and the settlement of inter-company balances owing by LSPSB to Masbeef based on the property asset value of RM65.838 million adjusted for the net trade assets/liabilities taken over by TMW.

(b) AKR had on 30 June 2005 completed the disposal of 100% equity interest comprising 10,000,000 ordinary shares RM1.00 each in Lion Ipoh Parade Sdn Bhd ("LIPSB") to TMW for a cash consideration of RM1.00 and the settlement of inter-company balances owing by LIPSB to Sea World Attraction Sdn Bhd, a wholly-owned subsidiary of AKR, based on the property asset value of RM164.520 million adjusted for the net trade assets/liabilities taken over by TMW.

40. FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Group's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses whilst managing its risks. The Group operates within clearly defined guidelines that are approved by the Board of Directors for observation in the day-to-day operations for the controlling and management of the risks associated with the financing, investing and operating activities of the Group.

The main areas of financial risks faced by the Group and the policy in respect of the major areas of treasury activity are set out as follows:

Foreign currency risk

The Group's exposure to currency risks are mainly in US Dollar to which the Ringgit Malaysia is pegged during the financial year. Subsequent to the financial year end, the Ringgit Malaysia peg has been changed to a managed float and linked to a basket of foreign currencies, the exchange rate for US Dollar is not expected to deviate significantly from the previous year. The Group attempts to limit its exposure in foreign currency by entering into forward contracts wherever possible.

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure arises from the Group's borrowings and deposits. Interest rates of the Group's borrowings are managed through fixed and floating rates. Investments in financial assets are short term in nature and are mostly placed as short term deposits with licensed financial institutions.

Credit risk

Credit risk, or the risk of counterparties defaulting, is controlled by the application of credit approvals, limits and monitoring procedures. Credit risks are minimised and monitored by strictly limiting the Group's associations to mainly business partners with high creditworthiness. Receivables are monitored on an on-going basis via the Group's management reporting procedures.

The Group does not have any significant exposure to any individual customer or counterparty nor does it have any major concentration of credit risk related to any financial instruments.

Market risk

The Group has in place policies to manage its exposure to fluctuation in the prices of the key raw materials used in the operations through close monitoring and buying ahead in anticipation of significant price increase, where possible. For market risk arising from changes in equity prices, the Group manages the disposal of its investments to optimise returns on realisation.

Liquidity and cash flow risks

The Group actively managed its debt maturity profile, operating cash flows and the availability of the funding so as to ensure that all financing, repayment and funding needs are met. As part of the overall prudent liquidity management, the Group endeavours to maintain sufficient levels of cash or cash convertible investments to meet its working capital requirements.

Fair values

The carrying amounts of financial assets and liabilities of the Group and of the Company as at 30 June 2005 approximated their fair values except as set out below:

	GROUP		COMPANY	
	Carrying amount RM'000	**Fair value RM'000**	**Carrying amount RM'000**	**Fair value RM'000**
Financial assets				
Investments - quoted	126,641	97,512*	62,310	62,310*

* *Market values as at financial year end*

Investments in quoted shares of the Group have not been adjusted to their market values on the basis that the underlying net tangible assets per share of these companies are above their market values.

No disclosure is made for:

(a) Unquoted shares as it is not practical to estimate the fair value because of the lack of market information and the assumptions used in valuation models to value these investments cannot be reasonably determined; and

(b) Balances with subsidiary and associated companies as it is impractical to determine their fair values with sufficient reliability given these balances have no fixed terms of repayment.

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(a) Cash and cash equivalents and trade and other receivables/payables

The carrying amounts approximate fair values due to the relatively short term maturity of these financial instruments.

(b) Investment in quoted shares

The fair value of quoted shares is determined by reference to stock exchange quoted market bid prices at the close of the business on the balance sheet date.

(c) Borrowings

The carrying amount of short term borrowings approximates fair value because of the short maturity period. The fair value of long term borrowings is estimated based on the current rates available for borrowings with the same maturity profile.

41. COMPARATIVE FIGURES

Certain comparative figures as at 30 June 2004 have been reclassified as follows:

(a) Income statement

	GROUP	
	As restated RM'000	As previously reported RM'000
Revenue		
- continuing operations	381,632	351,029
- discontinuing operations	–	30,603
- discontinued operations	2,039,409	2,039,409
	2,421,041	2,421,041
Profit from operations		
- continuing operations	171,518	168,271
- discontinuing operations	–	3,247
- discontinued operations	159,473	159,473
	330,991	330,991

(b) Balance sheet

	GROUP	
	As restated RM'000	As previously reported RM'000
Property development costs	187,270	180,755
Progress billings, included in payables	38,995	–
Other payables, included in payables	288,135	320,615

STATEMENT BY DIRECTORS

We, **JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM** and **ONG KEK SENG**, being two of the Directors of **AMSTEEL CORPORATION BERHAD**, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 29 to 97 are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2005 and of the results and cash flows of the Group and of the Company for the financial year ended on that date.

Signed in accordance with a resolution of the Directors dated 20 September 2005.

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
Chairman

ONG KEK SENG
Managing Director

Kuala Lumpur

STATUTORY DECLARATION

I, **CHENG SIN YENG**, the officer primarily responsible for the financial management of **AMSTEEL CORPORATION BERHAD**, do solemnly and sincerely declare that the financial statements set out on pages 29 to 97 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed **CHENG SIN YENG** at Kuala Lumpur in the Federal Territory on 20 September 2005.

CHENG SIN YENG

Before me

W-217
P. SETHURAMAN
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS TO THE MEMBERS OF AMSTEEL CORPORATION BERHAD

We have audited the financial statements set out on pages 29 to 97. These financial statements are the responsibility of the Company's Directors. Our responsibility is to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility towards any other person for the content of this report.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

 (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

 (ii) the state of affairs of the Group and of the Company as at 30 June 2005 and of the results and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

Without qualifying our opinion we draw attention to Notes 1.1 and 26 to the financial statements. The ACB Bonds and USD Debts of the Group and Company repayable within the next 12 months amount to RM298.0 million and RM309.7 million respectively. The Group and the Company are actively seeking potential buyers for its assets under its divestment programme and the ability of the Group and Company to repay the ACB Bonds and USD Debts is dependent upon the success in seeking potential buyers within the stipulate timeframe.

The names of subsidiary companies of which we have not acted as auditors are shown in Note 12 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification other than as disclosed in Note 12 to the financial statements and did not include any comment made under subsection (3) of Section 174 of the Companies Act, 1965.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/12/06(J)
Partner of the Firm

Kuala Lumpur
20 September 2005

MATERIAL CONTRACT INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

Put and Call Option Agreement dated 6 September 2003 between (i) the Company, (ii) Tan Sri William H.J. Cheng, a Director and major shareholder of the Company, (iii) Datuk Cheng Yong Kim, a major shareholder of the Company, (iv) Cheng Yong Kwang, (v) Cheng Yong Liang, both brothers of Datuk Cheng Yong Kim, (vi) Lion Industries Corporation Berhad ("LICB"), a company wherein a Director and certain major shareholders of the Company have an interest, and (vii) Lion Asia Investment Pte. Ltd. ("LAI"), a company wherein a Director and certain major shareholders of the Company have an interest, whereby in consideration of the sum of RM1.00 only paid by the Company, LICB and LAI to Tan Sri William H.J. Cheng, Datuk Cheng Yong Kim, Cheng Yong Kwang, Cheng Yong Liang and vice versa and in further consideration of the mutual agreements contained therein, the parties agreed, *inter alia* that:

a) Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim ("Grantors") grant the Company a double put option to require the Grantors to purchase on 15 December 2005 and 15 December 2006; and

b) the Company grants to the Grantors a multiple call option to purchase for a period from 1 June 2004 to 15 December 2006;

a total of RM92.63 million 5-year 2% per annum coupon redeemable convertible unsecured loan stocks at nominal value of RM1.00 each to be issued by Lion Diversified Holdings Berhad ("LDHB"), a company wherein a Director and certain major shareholders of the Company have an interest pursuant to the Sale and Purchase of Shares Agreement dated 6 September 2003 ("LDHB RCULS") (including such shares converted from the LDHB RCULS ("LDHB Shares")), at the consideration to be calculated as follows:

a) in respect of the LDHB RCULS, at the aggregate nominal value for each of the LDHB RCULS plus interest less coupon paid at the exercise date; and

b) in respect of the LDHB Shares, such number of LDHB Shares times the conversion price plus interest less dividend paid as at the exercise date.

LIST OF GROUP PROPERTIES

AS AT 30 JUNE 2005

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
1.	Lot 59, Section 57 Kuala Lumpur	Freehold	6,540.5 sq metres	Commercial land	Carpark	36.1	6.9.1994
2.	Geran 26262 Lot 4060 Mukim of Batu Jalan Segambut Kuala Lumpur	Freehold	2.6 hectares	Land	Vacant	2.5	20.6.1974
3.	CT 13782 Lot 692 Section 57, Jalan Nagasari Kuala Lumpur	Freehold	8,624.6 sq metres	Land	Property under development	129.1	15.12.1995
4.	Lot 2330, Mukim of Beranang Daerah Hulu Langat Selangor	Freehold	29.5 hectares	Mixed development land	Property under development	2.5	13.5.1996
5.	Brooklands 2 Estate Bandar Baru Brooklands Grant 5106 Lot 707 Grant 10886 Lot 1644 & 1647, Grant 10885 Lot 1645 & 1648 Mukim Tanjong Duabelas Kuala Langat, Selangor	Freehold	419.2 hectares	Mixed development land	Property under development	27.7	7.10.1993 and 28.9.1999
6.	Brooklands 3 Estate HS (D) 5377 Lot PT 6339 Mukim Tanjong Duabelas Daerah Kuala Langat Selangor	Freehold	503.4 hectares	Land	Vacant	117.1	31.7.2001
7.	Lot 22, 607, 776, 618-634 Mukim of Beranang Daerah Hulu Langat, Selangor	Freehold	259.8 hectares	Mixed development land	Property under development	170.8	7.6.1993
8.	HS (D) 24277 PT 3501 Lot 1, Jalan Waja Bukit Raja Industrial Estate Mukim of Bukit Raja Klang, Selangor	Leasehold 22.10.2088	3.2 hectares	Land and building	Office and factory 17	11.7	22.8.1983
9.	12, Jalan Astaka U8/82 Bukit Jelutong Business & Technology Centre Shah Alam, Selangor	Freehold	1,729.9 sq metres	Industrial land and building	Office 5	2.2	11.10.2000
10.	Lot 8771U, Bandar Ipoh Daerah Kinta, Plot 294B, 294C, 294D, 294E, 294G Lorong Menteri, Ipoh, Perak	Leasehold 10.9.2894	3,313.4 sq metres	Land	Vacant	0.8	30.4.1998
11.	105, Jalan Sultan Abdul Jalil Greentown, Ipoh	Freehold	38,300.0 sq metres (Gross floor area)	Building	Under construction	25.0	31.3.2004

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
12.	HS (D) 10, PT 6 Bandar Georgetown Section 17 Daerah Timur Laut Penang	Leasehold 8.8.2092	1.0 hectares	Land	Carpark	50.7	5.3.2001
13.	Lot 1, 6 & 537 Merbau Pulas Estate Mukim of Padang Meha District of Kulim, Kedah	Freehold	317.0 hectares	Agriculture land	Vacant	28.1	31.7.2001
14.	Taman Serai Setia Lot 953, Mukim of Sidam Kanan, Daerah Kulim, Kedah	Freehold	4.09 hectares	Mixed development land	Property under development	3.1	20.9.1997
15.	Bagan Sena Estate Mukim of Bagan Sena District of Kulim, Kedah	Freehold	1,162.4 hectares	Agriculture land and building	Oil palm and rubber plantation	57.6	31.7.2001
16.	Chembong Estate Mukim of Pedas Daerah Rembau Negeri Sembilan	Freehold	222.0 hectares	Agriculture land and building	Oil palm and rubber plantation	40.2	31.7.2001
17.	Lenggeng Estate Mukim of Lenggeng District of Seremban Negeri Sembilan	Freehold	741.9 hectares	Mixed development land	Oil palm plantation and property under development	72.2	31.7.2001
18.	Chembong Estate Mukim of Rantau Daerah Seremban Negeri Sembilan	Freehold	480.0 hectares	Agriculture land and building	Oil palm and rubber plantation	42.8	31.7.2001
19.	PT 3252-3255, 3677, 4606 Lot 1840-1859 Mukim Bukit Katil Daerah Melaka Tengah Melaka	Leasehold 13.6.2090, 5.12.2090 and 25.5.2093	150.9 hectares	Land and buildings	Golf course and country club 9	94.3	14.6.1991, 6.12.1991 and 26.5.1994
20.	PT 488-490 Kawasan Bandar Hilir Daerah Melaka Tengah Melaka	Leasehold 19.10.2091 and 18.7.2089	7.0 hectares	Land and buildings	Hotel, carpark and property under development 9	56.9	26.7.1991 and 20.10.1992
21.	Lot 2933-2939 Mukim of Tebrau, Johor	Freehold	17.8 hectares	Land	Vacant	14.0	25.10.1995
22.	HS (D) 212081 PTD 111179 Mukim of Plentong Johor Bahru, Johor	Freehold	2,030.8 sq metres	Industrial land	Vacant	1.2	7.5.1998

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
23.	HS (D) 212082 PTD 111180 Mukim of Plentong Johor Bahru, Johor	Freehold	2,255.6 sq metres	Industrial land	Vacant	1.4	7.5.1998
24.	HS (D) 212199 PTD 111297 Mukim of Plentong Johor Bahru, Johor	Freehold	8,021.6 sq metres	Industrial land	Vacant	3.4	7.5.1998
25.	HS (D) 212200 PTD 111298 Mukim of Plentong Johor Bahru, Johor	Freehold	8,219.9 sq metres	Industrial land	Vacant	3.5	7.5.1998
26.	HS (D) 212298 PTD 111398 Mukim of Plentong Johor Bahru, Johor	Freehold	14,965.0 sq metres	Industrial land	Vacant	4.8	7.5.1998
27.	HS (D) 7561 Lot 7964 Bt. 22, Jalan Kulai-Air Hitam Kulai, Johor	Freehold	1.7 hectares	Land and building	Vacant 31	0.7	7.11.1971
28.	HS (D) 8003, 8004 & 8005 PTD 168, 168 (A) & 168 (B) Kampung Sedili Kecil Kota Tinggi, Johor	Leasehold 3.10.2010	202.0 hectares	Agriculture land	Vacant	–	30.6.1985
29.	Lot 4, Jalan Singgamata Lahad Datu, Sabah	Leasehold 22.4.2064	174.0 sq metres	Land and building	Vacant 24	0.3	5.8.1991
30.	LG Floor, Block A Kompleks Karamunsing Jalan Tuaran Kota Kinabalu, Sabah	Leasehold 21.1.2901	1,257.3 sq metres	Land and building	Departmental store 17	1.8	14.3.1989
31.	Nyayum Estate Pontianak Kalimantan Barat Indonesia	Location Permit	4,500.0 hectares	Agriculture land	Oil palm plantation	7.2	7.11.1996
32.	Darit Estate Pontianak Kalimantan Barat Indonesia	Location Permit	20,000.0 hectares	Agriculture land	Oil palm plantation	2.2	7.11.1996
33.	Ngabang Estate Pontianak Kalimantan Barat Indonesia	Location Permit	16,500.0 hectares	Agriculture land	Oil palm plantation	16.8	7.11.1996
34.	39, Changchun Chuang Ye Street, Changchun Chaoyang, China	Leasehold 14.7.2027	21,234.0 sq metres	Commercial land and building	Office and hotel 11	68.3	6.9.1994

ANALYSIS OF SHAREHOLDINGS

Share Capital as at 15 September 2005

Authorised Share Capital	:	RM2,000,000,000
Issued and Paid-up Capital	:	RM1,331,174,812
Class of Shares	:	Ordinary shares of RM1.00 each
Voting Rights	:	One (1) vote per ordinary share

Distribution of Shareholdings as at 15 September 2005

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 100	2,512	6.45	104,044	0.01
100 to 1,000	17,959	46.11	9,473,176	0.71
1,001 to 10,000	13,760	35.33	54,833,307	4.12
10,001 to 100,000	4,062	10.43	139,754,784	10.50
100,001 to less than 5% of issued shares	656	1.68	662,624,816	49.78
5% and above of issued shares	3	0.00	464,384,685	34.88
	38,952	100.00	1,331,174,812	100.00

Thirty Largest Registered Shareholders as at 15 September 2005

	Registered Shareholders	No. of Shares	% of Shares
1.	RHB Merchant Nominees (Tempatan) Sdn Bhd -pledged securities account for Lion Corporation Berhad	235,098,987	17.66
2.	Lion Corporation Berhad	146,385,698	11.00
3.	DB (Malaysia) Nominee (Tempatan) Sendirian Berhad -SMS Demag AG for Lion Corporation Berhad	82,900,000	6.23
4.	EB Nominees (Tempatan) Sendirian Berhad -EON Bank Berhad	45,877,176	3.45
5.	RHB Merchant Nominees (Tempatan) Sdn Bhd -pledged securities account for Lion Industries Corporation Berhad	38,781,283	2.91
6.	Mayban Nominees (Tempatan) Sdn Bhd -J.P. Morgan Chase Bank Berhad (250168)	35,209,700	2.65
7.	RHB Merchant Nominees (Tempatan) Sdn Bhd -pledged securities account for Silverstone Corporation Berhad	34,012,605	2.56
8.	RHB Nominees (Tempatan) Sdn Bhd -Khazanah Nasional Berhad for Lion Corporation Berhad	33,330,000	2.50
9.	HSBC Nominees (Asing) Sdn Bhd -HSBC BK PLC for Spinnaker Global Emerging Markets Fund Limited	21,443,829	1.61
10.	Alliancegroup Nominees (Asing) Sdn Bhd -Bayerische Landesbank (Hong Kong Branch)	20,059,383	1.51
11.	AMMB Nominees (Tempatan) Sdn Bhd -AmTrustee Berhad for Amsteel Mills Sdn Bhd (7/974-1)	19,211,931	1.44

Registered Shareholders		No. of Shares	% of Shares
12.	Citicorp Nominees (Asing) Sdn Bhd -GSCO for Avenue Asia Special Situations Fund III, LP	16,333,556	1.23
13.	Affin Nominees (Asing) Sdn Bhd -Wide Fidelity Limited for Limpahjaya Sdn Bhd	14,995,653	1.13
14.	Kumpulan Perangsang Selangor Berhad	14,738,956	1.11
15.	HSBC Nominees (Asing) Sdn Bhd -Bank of America, National Association, Labuan Branch	14,010,350	1.05
16.	Citicorp Nominees (Asing) Sdn Bhd -GSCO for Avenue Asia International, Ltd	13,294,341	1.00
17.	RHB Merchant Nominees (Tempatan) Sdn Bhd -pledged securities account for Lion Corporation Berhad (LCB-B1)	10,436,759	0.78
18.	Tee Yeow	10,000,000	0.75
19.	HSBC Nominees (Asing) Sdn Bhd -Clear for Erste Bank Der Oesterreichischen Sparkassen AG	8,847,164	0.66
20.	Citicorp Nominees (Asing) Sdn Bhd -GSCO for Avenue Asia Equity International, Ltd	7,920,922	0.60
21.	RC Nominees (Asing) Sdn Bhd -BNP Paribas (Labuan Branch)	7,895,602	0.59
22.	Mayban Nominees (Asing) Sdn Bhd -DBS Bank for Agricultural Bank of China (S'pore Branch)	7,743,602	0.58
23.	Citicorp Nominees (Asing) Sdn Bhd -Citigroup GM Inc for Avenue Asia Investment, LP	7,647,369	0.57
24.	Citicorp Nominees (Asing) Sdn Bhd -GSCO for Avenue Asia Equity Investments, L.P.	7,227,378	0.54
25.	Cartaban Nominees (Asing) Sdn Bhd -Westlb AG	6,294,361	0.47
26.	RHB Merchant Nominees (Tempatan) Sdn Bhd -pledged securities account for Limpahjaya Sdn Bhd (LCB-B3)	5,804,320	0.44
27.	Tee Yeow	5,750,720	0.43
28.	Projek Lebuhraya Utara-Selatan Berhad	5,052,784	0.38
29.	HSBC Nominees (Asing) Sdn Bhd -BNY Brussels for Banc of America Securities Limited	4,829,467	0.36
30.	Cartaban Nominees (Asing) Sdn Bhd -Credit Suisse First Boston (Europe) Limited	4,646,161	0.35

Substantial Shareholders as at 15 September 2005

Substantial Shareholders	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares
1. Tan Sri William H.J. Cheng	–	–	629,041,722	47.25
2. Datuk Cheng Yong Kim	87,000	0.01	595,029,117	44.70
3. Lion Realty Pte Ltd	–	–	594,689,917	44.67
4. Lion Development (Penang) Sdn Bhd	–	–	594,689,917	44.67
5. Horizon Towers Sdn Bhd	–	–	594,689,917	44.67
6. Lion Corporation Berhad	508,151,444	38.17	86,538,473	6.50
7. Lion Industries Corporation Berhad	38,781,283	2.91	555,908,634	41.76
8. Amsteel Mills Sdn Bhd	19,211,931	1.44	575,477,986	43.23
9. LLB Steel Industries Sdn Bhd	–	–	594,689,917	44.67
10. Steelcorp Sdn Bhd	–	–	594,689,917	44.67
11. Lion Diversified Holdings Berhad	3,318,501	0.25	591,371,416	44.42
12. LDH (S) Pte Ltd	–	–	594,689,917	44.67

Directors' interest in shares in the Company and its related companies as at 15 September 2005

The Directors' interest in shares in the Company and its related companies as at 15 September 2005 are the same as that of 30 June 2005 set out in the Directors' Report for the financial year ended 30 June 2005.

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company has registered with the Securities and Exchange Commission of the United States of America, a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is AMSBY and its CUSIP number is 032182206.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Program is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 15 September 2005, 60,196 shares representing 0.005% of the total issued and paid-up share capital of the Company were deposited with MBB for the ADR Programme.

OTHER INFORMATION

(I) Non-audit Fees

The amount of non-audit fees paid or payable to external auditors for the financial year was RM10,000.

(II) Recurrent Related Party Transactions

The aggregate value of transactions conducted during the financial year ended 30 June 2005 are as follows:

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(1) Plantation and agricultural products		
Provision of landscaping projects or services	Lion Development (Penang) Sdn Bhd Group (1)	1,197
(2) Retail and distribution		
Purchase of lubricating oil and petroleum products (including lubricants for motor vehicles and motorcycles, industrial lubricants, diesel and fuel oil)	Lion Forest Industries Berhad Group ("LFIB Group") (1)	53
(3) Property		
(i) Provision and obtaining of rental of premises	Lion Industries Corporation Berhad Group ("LICB Group") (1)	973
	Lion Diversified Holdings Berhad Group ("LDHB Group") (1)	1,207
	Lion Corporation Berhad Group ("LCB Group") (2)	56
	Silverstone Corporation Berhad Group ("SCB Group") (1)	21
	LFIB Group (1)	12
	Amalgamated Containers Berhad Group ("ACB Group") (1)	700
		2,969

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(3) Property (continued)		
(ii) Sales commission payable or paid and sharing of charges on sale of bungalow lots	Lion Holdings Sdn Bhd Group ("LHSB Group") [1]	606
(4) Other general transactions		
(i) Sale of tools, dies and spare parts	LICB Group [1]	5,032
	SCB Group [1]	22
	LCB Group [2]	4,953
	ACB Group [1]	188
	Sims Holdings Sdn Bhd Group [1]	205
	LFIB Group [1]	201
		10,601
(ii) Provision of transportation and forwarding services	LICB Group [1]	1,664
	LCB Group [2]	14,022
		15,686
(iii) Obtaining of management support and other related services (including staff training and development, corporate office support and secretarial services)	SCB Group [1]	5
(iv) (a) Provision of security services and security communication equipment	LDHB Group [1]	512
	LCB Group [2]	484
	LICB Group [1]	224
	SCB Group [1]	160
	LFIB Group [1]	13
	LHSB Group [1]	20
	ACB Group [1]	17
(b) Provision and obtaining of security services and communication equipment	Amsteel Group [3]	175
		1,605
(v) Purchase of SECOM sensors and security alarm control panel	Secom Co Ltd Group [4]	1,241
(vi) Sale and purchase of steel and steel related products	ACB Group [1]	207
(vii) Purchase of office equipment and furniture computer	LCB Group [2]	10

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(4) Other general transactions (continued)		
(viii) Purchase of tyres	SCB Group [(1)]	568
(ix) Obtaining of legal services	C.S. Tang & Co [(5)]	259

Note

"Group" includes subsidiary and associated companies.

(1) Company in which a Director and certain major shareholders of the Company have interest.

(2) Major shareholder of the Company.

(3) Subsidiaries of the Company in which a Director and certain major shareholders of the Company have interest.

(4) Major shareholder of a subsidiary of the Company.

(5) A law firm in which a Director of the Company is the sole proprietor.

(III) Status of Utilisation of Proceeds from Corporate Proposals as at 30 September 2005

	Proposed Utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM'mil	RM'mil	RM'mil
1. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") to Boustead Properties Berhad ("Boustead"), comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000 and settlement of debts owing by OJSB to the Company and novation and assumption by the Company of certain liabilities of OJSB amounting to RM201.0 million for an amount of RM113.85 million, satisfied in the following manner: a) RM10.0 million in cash; and b) the balance paid in the form of 23.11 million ordinary shares of RM1.00 each in Boustead valued at RM4.50 each. Settlement of outstanding amounts owing to Itochu Corporation, Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd.	114.00	49.21	[1] 64.79
2. Disposal of approximately 1,512 million new ordinary shares of HKD0.01 each in CIL Holdings Limited ("CIL") received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd in settlement of debts owing by CIL.			
a) Estimated expenses	0.02	0.02	–
b) Redemption/repayment of ACB Bonds and USD Debts	5.30	1.51	[2] 3.79
	5.32	1.53	3.79

Note:

[1] *The unutilised portion is represented by Boustead shares deposited in a pledged securities account. On 16 August 2004, the Company obtained its shareholders' approval to dispose of these shares. Dividends and proceeds from disposal of these shares will be utilised to meet scheduled principal and interest payment to a creditor.*

[2] *The outstanding portion is pending settlement from CIL. The Group has taken legal action to recover the outstanding portion.*

(IV) Status of Conditions Imposed by the Securities Commission ("SC")

The status of the various conditions imposed by the SC in its approval of the GWRS are as follows:

(a) Status of Compliance on Restructuring of Organisational and Financial Management System

As mentioned in the previous years' Annual Report, the Group had strengthened its Organisational and Financial Management System through the recruitment of experienced and capable personnel to head the Group's operations and the streamlining of the management reporting system. Whilst the identification and recruitment of further specialised and skilled human resources is an ongoing process, the Group, as reported previously, had complied with all material recommendations by PricewaterhouseCoopers Consulting Sdn Bhd ("PwC") as set out in the Circular to Shareholders dated 9 January 2003. Summarised below are the current organisational and financial management structure.

1. Organisation Structure

As proposed by PwC, the Lion Group organisation structure is currently segregated into three (3) distinct levels covering the structure at the overall Group Management level, Public Listed Company ("PLC") Management level and also the structure at the various key operating companies ("KOCs") level.

1.1 Group Management Structure

The Group Executive Chairman heads and oversees the Group's functions and his primary duties include, amongst others, the setting of overall strategic and business directions for the Lion Group to ensure shareholders' values are achieved and also to ensure that the objectives of the GWRS are met. In the discharge of his duties, he is supported by the various high level committees including the Group Investment Committee and the Group Management Committee. Members of these committees comprise Group Directors, Group Executive Directors and the Managing Directors of the PLCs. The post of Group Finance Director is currently overseen by a Group Executive Director.

1.2 Amsteel Corporation Berhad ("Amsteel") Management Structure

The Amsteel's management structure is headed by a well-balanced and experienced Board of Directors. Reporting directly to the Board is the Managing Director ("MD") who is accountable for the financial performance and profitability of Amsteel as well as the implementation of various strategic business plans and objectives of the Amsteel Group. Together with the Financial Controller, they are responsible for overseeing the divestment plans of the Amsteel Group. The Chief Executive Officer ("CEO") and General Managers of the various KOCs also report directly to the MD. The Board is also supported by the Audit Committee, the majority of whom are independent Directors. The Audit Committee is assisted by the internal audit function.

1.3 KOC Organisation Structure

Each KOC is headed by a CEO who is responsible for the operational and financial performance and profitability of the KOC. His team includes the Financial Controller and also the heads of department of manufacturing, sales and marketing, management information system and human resource.

2. Financial Management

The recommendations from PwC to streamline the reporting processes for our China operations as well as to meet the stringent reporting requirements of the GWRS have largely been put in place via the enhancement in the reporting packages in terms of consistency and completeness. The management is also working closely with the Monitoring Accountants to ensure Amsteel's financial performance is reported to its lenders in a timely and comprehensive manner.

The Amsteel Group's financial management system has been further strengthened following the establishment of the Corporate Risk Management framework which seeks to identify, evaluate, control and monitor various risk profiles faced by the Group.

(b) Status of the Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

			Subsequent to December 2004			
				Proceeds received / to be received (Jan - Dec 05)		
Stages of assets to be divested	PDP (Per GWRS)	Completed before Dec 2004	Concluded Sales Total	Actual Jan - June 2005	Projected Jul - Dec 2005	Total Jan - Dec 2005
	RM' mil	RM' mil	RM' mil	RM' mil (a)	RM' mil (b)	RM' mil (a) + (b)
By December 2002						
Steel manufacturing assets	10.00	10.00	–	–	–	–
Warehouse	3.14	3.14	–	–	–	–
Equity interest in property holding company	38.73	38.73	–	–	–	–
Listed shares in financial services company	70.00	70.00	–	–	–	–
Listed shares in industrial products company	25.86	25.86	–	–	–	–
Listed shares	3.22	–	–	–	–	–
By December 2003						
Equity interest/assets in financial services company	74.32	42.25	–	–	–	–
Equity interest in retailing companies	127.47	127.47	–	–	–	–
Shares in unlisted/listed companies, freehold land, factory and shoplots in Parade	158.63	55.91	–	–	3.22	3.22
By December 2004						
Leasehold land	4.86	11.83	–	–	–	–
Equity interest in retailing companies	315.45	315.45	–	–	115.43	115.43
Freehold land, property holding and shoplots in Parade	348.29	4.91	–	–	–	–
By December 2005						
Equity interest in retailing companies	12.87	12.87	–	–	–	–
Hotel and freehold land	240.71	–	–	–	–	–
By December 2006						
Equity interest in retailing companies	93.23	12.52	–	–	–	–
Freehold land, unlisted shares in companies, shopping centres, golf club and medical centre	1,063.76	–	220.70	220.70	–	220.70
Total	2,590.54	730.94	220.70	220.70	118.65	339.35

The Group will, if necessary, divest other assets which are not part of the PDP, to redeem/repay the ACB Bonds and USD Debts.

(ii) Transactions completed during the financial year and utilisation of the divestment proceeds received

		Utilisation Status	
	Proposed Utilisation	Actual	Unutilised/ Outstanding
	RM'mil	RM'mil	RM'mil
1. Disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd for a cash consideration of RM0.70 and the settlement of inter-company balances for a total cash consideration of RM63.45 million; and			
2. Disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances for a total cash consideration of RM158.85 million.			
i) Estimated expenses	1.60	1.60	–
ii) Redemption/repayment of ACB Bonds and USD Debts	220.70	220.70	–
	222.30	222.30	–

(iii) Transactions completed in the previous financial years and utilisation of the divestment proceeds received

	Proposed Utilisation	Utilisation Status: Actual	Utilisation Status: Unutilised/ Outstanding
	RM'mil	RM'mil	RM'mil
1. Disposal by Shanghai Lion Food Industry Co Ltd (dissolved) of a factory building for a cash consideration of approximately RM12.85 million.			
i) Estimated expenses	2.79	2.79	–
ii) Redemption/repayment of ACB Bonds and USD Debts	10.06	10.06	–
	12.85	12.85	–
2. (a) Disposal of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad, at a cash consideration of RM1.00 per share.			
(b) The entire equity interest in the Parkson Retail Group for an aggregate consideration of RM364.23 million and the settlement of inter-company balances of RM104.08 million to be satisfied by cash payment of RM144.82 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks.			
i) Estimated expenses	1.62	0.65	0.97
ii) Redemption/repayment of ACB Bonds and USD Debts	693.41	477.28	216.13
	695.03	477.93	217.10
3. Disposal by Amsteel Equity Capital Sdn Bhd of its dealer's licence and certain assets,including 100% equity interest in Amsteel Equity Nominees (Tempatan) Sdn Bhd and Amsteel Equity Nominees (Asing) Sdn Bhd for a cash consideration of RM42.25 million.			
i) Payment of income tax	19.38	19.38	–
ii) Estimated expenses	0.50	0.50	–
iii) Redemption/repayment of ACB Bonds and USD Debts	22.37	22.37	–
	42.25	42.25	–

(iv) Plans to overcome any projected shortfall

The Group will continue to actively seek potential buyers for the assets/companies under its PDP.

(c) **Issues Affecting the Joint-Venture Companies in the People's Republic of China ("PRC")**

(i) **Affecting Amsteel Corporation Berhad ("Amsteel") (prior to the disposal of the joint-venture companies to Lion Diversified Holdings Berhad on 1 June 2004)**

No.	Issues	Joint-Venture Company ("JV Co")	Steps taken or to be taken to resolve the Issues	Status as at 30 September 2005
1.	Land Use Right(s) for land(s) ("LUR") to be transferred by the PRC Party to the JV Co as PRC Party's contribution to the capital of the JV Co in accordance with the terms of the joint-venture agreement.	Xian Lucky King Parkson Plaza Co Ltd (Amsteel Group's equity holding : 51%) *	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The LUR certificate for the transfer of the land had been issued and registered in the name of the JV Co. This issue was resolved as at 11 March 2005.
2.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building(s) ("POR") certificate in its favour for property leased by the PRC Party to the JV Co or the lease of the LUR or POR to the JV Co has not been registered with the relevant authorities in the PRC.	Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%) *	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	In additon to SHC's letter dated 20 February 2004 confirming that the JV Co. may use the POR pending the said transfer, SHC's holding company, Zong Fu Industrial (Group) Co Ltd ("ZFI") had confirmed that SHC had purchased the building from ZFI and that SHC has the right to exercise all rights as the owner of the building including leasing and operation of the building. This issue was resolved as at 14 February 2005.

* *As from 1 June 2004, these JV Cos became subsidiaries of Lion Diversified Holdings Berhad ("LDHB") following the disposal of the entire equity interests in the companies holding interests in the said JV Cos ("Disposed Companies") to LDHB. The respective vendors of the Disposed Companies had undertaken to the Securities Commission ("SC") that they shall indemnify LDHB for any losses incurred by LDHB as a result of any non-compliance with the laws and regulations of the PRC.*

(ii) Affecting Lion Industries Corporation Berhad ("LICB")

No.	Issues	Joint-Venture Company ("JV Co")	Steps taken or to be taken to resolve the Issues	Status as at 30 September 2005
1.	The amount of JV Co's capital had exceeded the authorised limit of the provincial Ministry of Commerce (formerly MOFTEC) ("MOC") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co from MOC in Beijing through the provincial MOC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The business of THM is encouraged under the Foreign Investment Catalogue of the PRC and needs only the approval of Tianjin MOC. The issue was resolved as at 14 February 2005.
2.	POR to be transferred by the PRC Party to the JV Co as PRC Party's contribution to the capital of the JV Co in accordance with the terms of the joint-venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, Yang Wan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	Despite the Management of LICB Group's endeavour, this issue could not be resolved as at 11 March 2005.
3.	The lease of the land by the PRC Party to the JV Co has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, Yang Wan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	Despite the Management of LICB Group's endeavour, this issue could not be resolved as at 11 March 2005.

Note : *Lion Corporation Berhad ("LCB") acquired the LICB shares from Amsteel, to which the abovecaptioned issues relate, pursuant to the Group Wide Restructuring Scheme involving LCB, LICB, Silverstone Corporation Berhad and Amsteel which was implemented on 14 March 2003 ("GWRS"). LCB announced on 14 March 2005 that it did not suffer any loss as a result of the non-resolution of the issues stated in items 2 and 3 above on the expiry of 24 months from the date of implementation of GWRS for the resolution of issues affecting the joint venture companies of LICB in the PRC.*

(iii) Affecting Silverstone Corporation Berhad ("SCB")

No.	Issues	Joint-Venture Company ("JV Co")	Steps taken or to be taken to resolve the Issues	Status as at 30 September 2005
1.	LUR and POR to be transferred by the PRC Party to the JV Co as PRC Party's contribution to the capital of the JV Co, in accordance with the terms of the joint-venture agreement.	Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	The Management of SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co: PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	Despite the Management of SCB Group's endeavour, this issue could not be resolved as at 11 March 2005.
2.	The amount of JV Co's capital had exceeded the authorised limit of the provincial MOC amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, PRC.	Dong Feng (SCB Group's equity holding : 45%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOC in Beijing through the provincial MOC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	By an agreement dated 2 February 2005, the SCB Group proposes to dispose of its 55% interest in Dong Feng to the PRC Party, Dong Feng Tyre Group Co Ltd (formerly known as Dong Feng Tyre Factory). The proposed disposal was completed on 2 March 2005 whereupon Dong Feng ceased to be a subsidiary of SCB and SCB is no longer affected by this issue.

Note : *LCB and its subsidiaries and Amsteel and certain of its subsidiaries were issued with SCB shares, to which the abovecaptioned issues relate, pursuant to the GWRS involving LCB, LICB, SCB and Amsteel which was implemented on 14 March 2003. LCB and Amsteel announced on 14 March 2005 that they did not suffer any loss as a result of the non-resolution of the above issues on the expiry of 24 months from the date of implementation of GWRS for the resolution of issues affecting the joint-venture companies of SCB in the PRC.*

FORM OF PROXY

I/We ....

I.C. No./Company No. ....

of ....

being a member/members of AMSTEEL CORPORATION BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom ....

I.C. No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Thirtieth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 12.15 pm and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve Directors' fees		
3. To re-elect as Director, Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim		
4. To re-elect as Director, Mr M. Chareon Sae Tang @ Tan Whye Aun		
5. To re-elect as Director, Mr Ong Kek Seng		
6. To re-appoint as Director, Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim		
7. To re-appoint Auditors		
8. Authority to Directors to issue shares		
9. Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2005

Signed : ....

No. of shares .... In the presence of : ....

Representation at Meeting:

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate..
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.